UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2021
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-232333) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our recast audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018, prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2017 (as defined herein) contained in our Recast Form 6-K (as defined below). These recast Consolidated Financial Statements give retrospective effect to certain changes in our operating segments that became effective during the first half of 2021.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
•“Recast Form 6-K” means our report on Form 6-K containing our Consolidated Financial Statements and certain revised disclosures, furnished to the SEC on June 2, 2021 (Accession No. 0000842180-21-000012).
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six months ended June 30, 2021 and June 30, 2020 prepared in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”).
•“2020 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on February 26, 2021.
In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and includes statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•4B. “Business Overview”;
•4E. “Selected Statistical Information”; and
•5. “Operating and Financial Review and Prospects”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2020 Form 20-F, in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” in our Recast Form 6-K and the following, among others:
•the impact of the coronavirus (COVID-19) pandemic and the measures adopted by governments and the private sector in connection therewith on our business and the economy, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability and sovereign ratings, particularly Spain’s, among other factors;
•political, economic and business conditions in Spain, the EU, Latin America, Turkey, the United States and the other geographies in which we operate;
•our ability to comply with various legal and regulatory regimes and the impact of changes in applicable laws and regulations, including increased capital, liquidity and provision requirements and taxation;
•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices, inflation or deflation;
•the political, economic and regulatory impacts related to the United Kingdom’s withdrawal from the EU;
•adjustments in the real estate markets in the geographies in which we operate, in particular in Spain, Mexico and Turkey;
•the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to implement technological advances;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, interest rate caps and tax policies;
•our ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the European Central Bank (“ECB”) through the extraordinary measures adopted in connection with the COVID-19 pandemic, and our ability to receive dividends and other funds from our subsidiaries;
•our ability to hedge certain risks economically;
•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s credit ratings;

•the success of our acquisitions, divestitures, mergers, joint ventures and strategic alliances;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;
•uncertainty surrounding the integrity and continued existence of reference rates and the transition away from the Euro Interbank Offered Rate (EURIBOR), Euro OverNight Index Average (EONIA) and London Inter-bank Offered Rate (LIBOR) to new reference rates;
•our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and
•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 on Public and Confidential Financial Reporting Rules and Formats (as amended or supplemented from time to time, “Circular 4/2017”) for financial statements relating to periods ended January 1, 2018 or thereafter.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented. The Unaudited Condensed Interim Consolidated Financial Statements included in this report on Form 6-K are in compliance with IAS 34 as issued by the IASB, and adopted by the EU and required to be applied under the Bank of Spain’s Circular 4/2017.
For a description of our critical accounting policies, see Note 2 to our Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2020 Form 20-F and Note 2.2.1 to our Consolidated Financial Statements.
The financial information as of December 31, 2020 and for the six months ended June 30, 2020 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports, as a result of the modifications referred to below.
Sale of BBVA USA Bancshares, Inc.
On June 1, 2021, after obtaining the relevant regulatory authorizations from the competent authorities, BBVA completed the sale of 100% of the share capital in its subsidiary BBVA USA Bancshares, Inc., which in turn owns 100% of the share capital in BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business to The PNC Financial Services Group, Inc. (the “USA Sale”).
The consideration received in cash by BBVA as a consequence of the USA Sale amounts to approximately $11,500 million (the price provided in the agreement minus the agreed closing price adjustments) equivalent to approximately €9,600 million (at an exchange rate of $1.20 per euro).
The accounting for both the results generated by BBVA USA Bancshares, Inc. since the announcement of the transaction on November 15, 2020 and the gain on sale at closing of the transaction has resulted in cumulative profit net of taxes of €582 million, which has been recorded under the heading "Profit / (loss) from discontinued operations, net” (of which €280 million was recorded in the first six months of 2021) and in a positive impact on the BBVA Group´s Common Equity Tier 1 (“fully loaded”) ratio of approximately 294 basis points (based on our CET1 (as defined herein) figures as of June 2021).
In accordance with IFRS 5, for comparative purposes the profit (loss) of the companies included within the scope of the USA Sale for the six months ended June 30, 2020 was reclassified under the heading “Profit / (loss) from discontinued operations, net”. Note 20 to our Unaudited Condensed Interim Consolidated Financial Statements shows the condensed consolidated income statement and the condensed consolidated cash flow statement corresponding to the first five months of 2021 (until the completion of the BBVA Sale on June 1, 2021) and the first half of 2020 of the companies included within the scope of the USA Sale. Finally, the total consideration received in cash for the sale of the companies included within the scope of the USA Sale has been recorded under the heading of “Divestments - Non-current assets classified as held for sale and associated liabilities” of the condensed consolidated cash flow statement for the six months ended June 30, 2021. For additional information, see Note 20 to our Unaudited Condensed Interim Consolidated Financial Statements, Note 21 to our Consolidated Financial Statements and “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group” in our 2020 Form 20-F.

Changes in Operating Segments
During the first quarter of 2021, we changed the reporting structure of the BBVA Group’s operating segments compared with that presented in our 2020 Form 20-F, mainly as a consequence of the elimination of the United States operating segment as a result of the USA Sale, which was completed on June 1, 2021 (see “― Sale of BBVA USA Bancshares, Inc.”). In addition, we created a new segment called “Rest of Business” which includes the business previously included in our “Rest of Eurasia” segment (which was eliminated) and the BBVA Group´s remaining business in the United States (which was excluded from the scope of the USA Sale), except for the Group’s stake in the venture capital fund Propel Venture Partners (which was reallocated to our Corporate Center). For additional information on our current segments, see “Item 4. Business Overview―Operating Segments” and Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements. In order to make the information as of December 31, 2020 and for the six months ended June 30, 2020 comparable with the information as of and for the six months ended June 30, 2021, as required by IFRS 8 “Information by business segments”, figures as of December 31, 2020 and for the six months ended June 30, 2020 have been recast in conformity with the new operating segment reporting structure. Information as of December 31, 2020 was first restated to reflect this change in the Recast Form 6-K.
Capital Allocation Model
“Total equity” of the operating segments includes adjustments due to changes in the capital allocation model that reflect the new methodology used to allocate capital by operating segment based on regulatory capital instead of, as had previously been used, economic capital. Previously reported total equity by operating segment was first restated to reflect this change in the Recast Form 6-K.
Agreement on the Collective Layoff Procedure
On June 8, 2021, BBVA reached an agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect 2,935 employees. The agreement also included the closing of 480 offices. The cost of the process, which is considered a strategic decision, amounted to a €994 million expense before taxes for the six months ended June 30, 2021 (€754 million corresponding to the collective layoff and €240 million to the closing of offices, respectively) which has been recognized under the headings “Provisions or reversal of provisions and other results”, “Impairment or reversal of impairment on non-financial assets” and “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”, of the BBVA Group and under the heading “Provisions or reversal of provisions and other results” of the Corporate Center. See Note 23 to our Unaudited Condensed Interim Consolidated Financial Statements.
Trading Derivatives Recognition
In consistency with the information as of December 31, 2020 included in the Consolidated Financial Statements, information as of June 30, 2021 has been subject to certain balance sheet presentation modifications related to non-significant cross currency swap transactions. In order to make the information as of June 30, 2020 comparable with the information as of June 30, 2021, figures as of June 30, 2020 have been restated by recognizing a €939 million reduction in “Total assets” and “Total liabilities”.
Statistical and Financial Information
The following principles should be noted in reviewing the statistical and financial information contained herein:
•Average balances, when used, are based on the beginning and the month-end balances during each six-month period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.
•Information has not been annualized except where explicitly stated.
See “Item 4. Information on the Company—Selected Statistical Information” for information on how the information for entities included in the scope of the USA Sale has been treated for purposes of calculating the selected financial information contained herein.

3A. SELECTED INTERIM CONSOLIDATED FINANCIAL DATA
The historical financial information set forth below has been extracted from, and should be read together with, the Unaudited Condensed Interim Consolidated Financial Statements included herein. For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Six months ended June 30,
	2021	2020 (1)	Change (%)
	(In Millions of Euros, Except Per Share/ADS Data)
Consolidated Statement of Income Data
Interest and other income	10,962	11,828	(7.3)
Interest expense	(4,007)	(4,267)	(6.1)
Net interest income	6,955	7,561	(8.0)
Fee and commission income	3,311	2,987	10.8
Fee and commission expense	(996)	(929)	7.2
Net gains (losses) on financial assets and liabilities (2)	878	839	4.7
Exchange differences, net	206	176	17.3
Other operating income	340	221	54.2
Other operating expense	(997)	(814)	22.5
Income on insurance and reinsurance contracts	1,350	1,307	3.3
Expense on insurance and reinsurance contracts	(909)	(765)	18.9
Gross income	10,259	10,639	(3.6)
Administration costs	(3,983)	(3,999)	(0.4)
Depreciation and amortization	(615)	(661)	(7.0)
Provisions or reversal of provisions	(928)	(518)	79.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,580)	(3,572)	(55.8)
Net operating income	3,153	1,889	66.9
Impairment or reversal of impairment of investments in joint ventures and associates	—	(60)	n.m. (3)
Impairment or reversal of impairment on non-financial assets	(196)	(65)	201.6
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	5	3	80.3
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(73)	(10)	n.m. (3)
Operating profit / (loss) before tax	2,889	1,757	64.4
Tax (expense) or income related to profit or loss from continuing operations	(782)	(477)	64.1
Profit / (loss) from continuing operations	2,107	1,281	64.5
Profit / (loss) from discontinued operations, net	280	(2,104)	n.m. (3)
Profit	2,387	(823)	n.m. (3)
Profit / (loss) attributable to parent company	1,911	(1,157)	n.m. (3)
Profit attributable to non-controlling interests	476	333	42.7
Per share/ADS(4) Data
Earnings per share (In Euros)	0.26	(0.20)
Diluted earnings (losses) per share from continuing operations (5)	0.21	0.11
Basic earnings (losses) per share from continuing operations	0.21	0.11
Dividends declared (In Euros)	—	—
Dividends declared (In U.S. dollars)	—	—
Number of shares outstanding (at period end)	6,667,886,580	6,667,886,580
(1) Restated. See “Presentation of Financial Information”.
(2) Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(3) Not meaningful.
(4)     Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(5) Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period, including the average number of estimated shares to be issued upon conversion of convertible instruments, excluding the weighted average number of treasury shares during the period (6,661 million and 6,644 million shares for the six months ended June 30, 2021 and 2020, respectively).

	As of and for the six months ended June 30,	As of and for the Year Ended December 31,	As of and for the six months ended June 30,
	2021	2020	2020 (1)
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	648,169	736,176	752,884
Common stock	3,267	3,267	3,267
Financial assets at amortized cost	368,026	367,668	450,222
Financial liabilities at amortized cost - Customer deposits	338,795	342,661	402,184
Debt certificates	58,791	66,311	68,623
Non-controlling interest	5,428	5,471	5,836
Total equity (net assets)	49,944	50,020	49,555
Consolidated ratios
Net interest margin (2)	1.98%	2.00%	2.09%
Equity to assets ratio (3)	7.7%	6.8%	6.6%
Credit quality data
Loan loss reserve (4)	11,649	12,141	13,588
Loan loss reserve as a percentage of financial assets at amortized cost	3.17%	3.30%	3.02%
Non-performing asset ratio (NPA ratio) (5)(6)	4.18%	4.11%	3.68%
Impaired loans and advances to customers	15,013	14,672	15,637
Impaired loan commitments and guarantees to customers (6)	663	767	702
	15,676	15,439	16,339
Loans and advances to customers at amortized cost (7)	327,372	323,252	400,764
Loan commitments and guarantees to customers	47,432	52,204	42,948
	374,804	375,456	443,711
(1)  Restated. See “Presentation of Financial Information”.
(2) Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the six months ended June 30, 2021 and June 30, 2020, respectively, net interest income is annualized by multiplying the net interest income for the period by two.
(3) Represents average total equity (net assets) over average total assets.
(4) Represents loss allowance on loans and advances at amortized cost.
(5) Represents the sum of impaired loans and advances to customers and impaired loan commitments and guarantees to customers divided by the sum of loans and advances to customers and loan commitments and guarantees to customers.
(6) We include loan commitments and guarantees to customers in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired loan commitments and guarantees to customers should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with loan commitments and guarantees to customers (consisting mainly of financial guarantees provided to third parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired loan commitments and guarantees to customers were not included in the calculation of our NPA ratio, such ratio would be higher for the periods covered, amounting to 4.01%, 3.91% and 3.52% as of June 30, 2021, December 31, 2020 and June 30, 2020, respectively.
(7) Includes impaired loans and advances.

4B. Business Overview
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of our strategy in a sustainable and inclusive way. BBVA incorporates sustainability as part of its daily activities and everything it does, encompassing not only relations with customers but also internal processes.
During the six months ended June 30, 2021, the number of digital and mobile customers and the volume of digital sales continued to increase.
Operating Segments
During the first quarter of 2021, we changed the reporting structure of the BBVA Group’s operating segments compared with that presented as of December 31, 2020, mainly as a consequence of the elimination of the United States operating segment as a result of the USA Sale (see Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements and Note 3 to our Consolidated Financial Statements), which was completed on June 1, 2021. In addition, we have created a new segment entitled “Rest of Business” which includes the business previously included in our “Rest of Eurasia” segment (which has been eliminated) and the BBVA Group’s remaining business in the United States (which was excluded from the scope of the USA Sale), except for the Group’s stake in the venture capital fund Propel Venture Partners (which has been reallocated to our Corporate Center). In order to make the information for the six months ended June 30, 2020 comparable with the information for the six months ended June 30, 2021, as required by IFRS 8 “Information by business segments”, figures for the six months ended June 30, 2020 have been recast in conformity with the new operating segment reporting structure.
Set forth below are the Group’s current five operating segments:
• Spain;
• Mexico;
• Turkey;
• South America; and
• Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners (which was previously part of our former United States segment). Additionally, the results obtained by the Group’s businesses in the United States included within the scope of the USA Sale, through the date of its closing, have been presented in a single line under the heading “Profit (loss) after tax from discontinued operations” in the income statement of the Corporate Center. BBVA’s 20% stake in Divarian is also included in the Corporate Center.

The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of June 30, 2021 and December 31, 2020 was as follows:

	As of June 30, 2021	As of December 31, 2020 (1)
	(In Millions of Euros)
Spain	399,180	410,409
Mexico	114,501	110,236
Turkey	59,243	59,585
South America	53,343	55,436
Rest of Business	34,364	35,172
Subtotal Assets by Operating Segment	660,631	670,839
Corporate Center and Adjustments (2)	(12,462)	65,336
Total Assets BBVA Group	648,169	736,176
(1) Restated. See “Presentation of Financial Information”.
(2) Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments.
The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the six months ended June 30, 2021 and 2020. Such information is presented under management criteria. For information on the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Profit/(Loss) Attributable to Parent Company
	Six months ended June 30,
	2021	2020 (1)	2021	2020 (1)
	(In Millions of Euros)		(In Percentage)
Spain	745	108	28.4	8.3
Mexico	1,127	656	43.0	50.5
Turkey	384	266	14.7	20.5
South America	218	159	8.3	12.3
Rest of Business	145	109	5.5	8.4
Subtotal operating segments	2,619	1,298	100.0	100.0
Corporate Center	(708)	(2,454)
Profit attributable to parent company	1,911	(1,157)
(1) Restated. See “Presentation of Financial Information”.

The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the six months ended June 30, 2021 and 2020. Such information is presented under management criteria. For information on the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total (1)
	(In Millions of Euros)
June 2021
Net interest income	1,762	2,771	1,036	1,328	140	(82)	6,955
Gross income	3,057	3,604	1,571	1,480	400	147	10,259
Net margin before provisions (2)	1,557	2,337	1,073	797	173	(277)	5,661
Operating profit/(loss) before tax	1,013	1,605	953	424	184	(1,290)	2,889
Profit attributable to parent company	745	1,127	384	218	145	(708)	1,911
June 2020 (3)
Net interest income	1,801	2,717	1,534	1,443	145	(79)	7,561
Gross income	2,909	3,553	1,957	1,664	451	106	10,639
Net margin before provisions (2)	1,376	2,351	1,394	945	221	(307)	5,980
Operating profit/(loss) before tax	128	893	715	297	140	(416)	1,757
Profit attributable to parent company	108	656	266	159	109	(2,454)	(1,157)
(1) For information on the reconciliation of the income statement of our operating segments and Corporate Center to the consolidated income statement of the Group, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.
(2) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3) Restated. See “Presentation of Financial Information”.
The following tables set forth information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of June 30, 2021 and December 31, 2020:

	As of June 30, 2021
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	399,180	114,501	59,243	53,343	34,364	660,631	(12,462)
Cash, cash balances at central banks and other demand deposits	22,583	13,097	6,657	7,128	4,013	53,477	8,210
Financial assets designated at fair value (2)	140,122	34,697	5,154	7,266	2,428	189,667	(4,109)
Financial assets at amortized cost	198,928	61,847	45,508	36,356	27,436	370,076	(2,050)
Loans and advances to customers	169,948	52,874	36,911	32,635	24,241	316,608	(856)
Total Liabilities	386,003	107,285	53,132	48,888	30,915	626,223	(27,998)
Financial liabilities held for trading and designated at fair value through profit or loss	71,093	22,388	1,970	1,177	1,804	98,431	(5,758)
Financial liabilities at amortized cost- Customer deposits	200,197	58,728	39,858	35,236	6,873	340,893	(2,098)
Total Equity	13,177	7,215	6,111	4,456	3,449	34,408	15,536
Assets under management	66,399	24,752	3,935	13,961	550	109,597
Mutual funds	41,446	22,677	1,453	4,238	—	69,814
Pension funds	24,953	—	2,482	9,724	550	37,709
Other placements	—	2,074	—	—	—	2,074
(1) Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information”).
(2) Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2020
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	410,409	110,236	59,585	55,436	35,172	670,839	65,336
Cash, cash balances at central banks and other demand deposits	38,356	9,161	5,477	7,127	6,121	66,243	(723)
Financial assets designated at fair value (2)	137,969	36,360	5,332	7,329	1,470	188,459	(4,447)
Financial assets at amortized cost	198,173	59,819	46,705	38,549	27,213	370,460	(2,792)
Loans and advances to customers	167,998	50,002	37,295	33,615	24,015	312,926	(1,779)
Total Liabilities	397,103	103,529	53,415	50,660	32,133	636,841	49,315
Financial liabilities held for trading and designated at fair value through profit or loss	73,921	23,801	2,336	1,326	849	102,233	(5,695)
Financial liabilities at amortized cost- Customer deposits	206,428	54,052	39,353	36,874	9,333	346,040	(3,379)
Total Equity	13,306	6,707	6,170	4,776	3,039	33,999	16,021
Assets under management	62,707	22,524	3,425	13,722	569	102,947
Mutual funds	38,434	20,660	1,087	4,687	—	64,869
Pension funds	24,273	—	2,337	9,035	569	36,215
Other placements	—	1,863	—	—	—	1,863
(1)     Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial     Information”).
(2) Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.
Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in the bancassurance joint venture with Allianz, Compañía de Seguros y Reaseguros, S.A. (see “Item 4. Information on the Company―History and Development of the Company―Capital Divestitures—2020” in our 2020 Form 20-F), the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €22,583 million as of June 30, 2021, a 41.1% decrease compared with the €38,356 million recorded as of December 31, 2020, as a result mainly of the decrease in cash held at the Bank of Spain. BBVA had increased its cash held at the Bank of Spain as of December 31, 2020 with a view to reinforcing the Group’s cash position in light of the COVID-19 pandemic.
Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €140,122 million as of June 30, 2021, a 1.6% increase from the €137,969 million recorded as of December 31, 2020, mainly as a result of the increase in sovereign debt securities recorded under the “Financial assets at fair value through other comprehensive income”.

Financial assets at amortized cost of this operating segment as of June 30, 2021 amounted to €198,928 million, a 0.4% increase compared with the €198,173 million recorded as of December 31, 2020. Within this heading, loans and advances to customers amounted to €169,948 million as of June 30, 2021, a 1.2% increase from the €167,998 million recorded as of December 31, 2020, mainly as a result of the increase in credit cards loans, consumer loans, institutional loans and, to a lesser extent, retail loans.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2021 amounted to €71,093 million, a 3.8% decrease compared with the €73,921 million recorded as of December 31, 2020, mainly due to increases in the value of exchange rate derivatives due to changes in foreign currency positions.
Customer deposits at amortized cost of this operating segment as of June 30, 2021 amounted to €200,197 million, a 3.0% decrease compared with the €206,428 million recorded as of December 31, 2020 mainly due to the decrease in time deposits within the retail portfolio, as a result of increased consumption during the first half of 2021, after the shift from consumption to savings during 2020.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of June 30, 2021 amounted to €66,399 million, a 5.9% increase compared with the €62,707 million as of December 31, 2020, mainly due to the shift from time deposits towards higher profitability investments, which boosted private banking and mutual funds.
This operating segment’s non-performing loan ratio decreased to 4.2% as of June 30, 2021 from 4.3% as of December 31, 2020, mainly as a result of the increase in institutional loans and the decrease in impaired loans as a result in part of write-offs totaling €343 million in the six months ended June 30, 2021. This operating segment’s non-performing loan coverage ratio decreased to 64% as of June 30, 2021 from 67% as of December 31, 2020.
Mexico
The Mexico operating segment includes the banking and insurance businesses conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s branch in Houston.
The Mexican peso appreciated 3.6% against the euro as of June 30, 2021 compared with December 31, 2020, positively affecting the business activity of the Mexico operating segment as of June 30, 2021 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €13,097 million as of June 30, 2021, a 43.0% increase compared with the €9,161 million recorded as of December 31, 2020, mainly due to an increase in cash and cash equivalents held at the Mexican Central Bank (“BANXICO”), attributed mainly to the increase in treasury bills from BANXICO.
Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2021 amounted to €34,697 million, a 4.6% decrease from the €36,360 million recorded as of December 31, 2020, mainly due to the decreases in the value of exchange rate derivatives due to changes in foreign currency positions, offset in part by the appreciation of the Mexican peso against the euro.
Financial assets at amortized cost of this operating segment as of June 30, 2021 amounted to €61,847 million, a 3.4% increase compared with the €59,819 million recorded as of December 31, 2020. Within this heading, loans and advances to customers of this operating segment as of June 30, 2021 amounted to €52,874 million, a 5.7% increase compared with the €50,002 million recorded as of December 31, 2020, mainly as a result of the positive performance of the retail portfolio, with increases in mortgage and consumer loans, and to a lesser extent, credit card loans, due mainly to the improvement of the Mexican economy, the slight increase in corporate loans within the wholesale portfolio and, to a lesser extent, the appreciation of the Mexican peso against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2021 amounted to €22,388 million, a 5.9% decrease compared with the €23,801 million recorded as of December 31, 2020, mainly as a result of the increases in the value of exchange rate derivatives due to changes in foreign currency positions.

Customer deposits at amortized cost of this operating segment as of June 30, 2021 amounted to €58,728 million, an 8.7% increase compared with the €54,052 million recorded as of December 31, 2020, primarily due to increases in demand deposits in particular in the retail portfolio during the first half of 2021, as a result of the customers' preference of holding liquid assets within an uncertain environment in response to the COVID-19 pandemic, and the appreciation of the Mexican peso against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Other placements”) as of June 30, 2021 amounted to €24,752 million, a 9.9% increase compared with the €22,524 million as of December 31, 2020, mainly as a result of the shift from time deposits towards higher profitability investments, which boosted private banking and mutual funds during the six months ended June 30, 2021, and, to a lesser extent, the appreciation of the Mexican peso against the euro.
This operating segment’s non-performing loan ratio decreased to 3.1% as of June 30, 2021 from 3.3% as of December 31, 2020, mainly due to higher write-offs and recoveries in the retail portfolio partially offset by a significant entry in the wholesale portfolio. This operating segment’s non-performing loan coverage ratio decreased to 118% as of June 30, 2021 from 122% as of December 31, 2020.
Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in every segment of the banking sector in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in the Netherlands and Romania.
The Turkish lira depreciated 11.7% against the euro as of June 30, 2021 compared to December 31, 2020, adversely affecting the business activity of the Turkey operating segment as of June 30, 2021 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €6,657 million as of June 30, 2021, a 21.5% increase compared with the €5,477 million recorded as of December 31, 2020, as a result of the increase in cash and cash equivalents held at the Central Bank of the Republic of Turkey, with a view to reinforcing the Group’s cash position, offset in part by the depreciation of the Turkish lira against the euro.
Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2021 amounted to €5,154 million, a 3.3% decrease from the €5,332 million recorded as of December 31, 2020 as a result of the depreciation of the Turkish lira against the euro.
Financial assets at amortized cost of this operating segment as of June 30, 2021 amounted to €45,508 million a 2.6% decrease compared with the €46,705 million recorded as of December 31, 2020. Within this heading, loans and advances to customers of this operating segment as of June 30, 2021 amounted to €36,911 million, a 1.0% decrease compared with the €37,295 million recorded as of December 31, 2020, mainly due to the depreciation of the Turkish lira against the euro, partially offset by increases (in local currency) in Turkish lira-denominated consumer loans (supported by the General Purpose Loans program adopted by the Turkish government, which intends to mitigate the effects of the COVID-19 pandemic) and, to a lesser extent, increases (in local currency) in credit card loans and mortgage loans.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2021 amounted to €1,970 million, a 15.7% decrease compared with the €2,336 million recorded as of December 31, 2020, mainly due to the depreciation of the Turkish lira against the euro.
Customer deposits at amortized cost of this operating segment as of June 30, 2021 amounted to €39,858 million, a 1.3% increase compared with the €39,353 million recorded as of December 31, 2020, mainly due to the increase in demand deposits denominated in Turkish lira, partially offset by the depreciation of the Turkish lira against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of June 30, 2021 amounted to €3,935 million, a 14.9% increase compared with the €3,425 million as of December 31, 2020, mainly due to increases in mutual funds as a result of the shift towards higher profitability investments, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio of this operating segment increased to 7.3% as of June 30, 2021 from 6.6% as of December 31, 2020, as a result of the change in staging of a large customer from the wholesale portfolio during the first quarter of 2021, which resulted in no additional loss allowance requirements. As a result thereof, this operating segment’s non-performing loan coverage ratio decreased to 69% as of June 30, 2021 from 80% as of December 31, 2020.

South America
The South America operating segment includes the Group’s banking and insurance businesses in the region.
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
The sale of BBVA Paraguay closed in January 2021. See “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2019” in our 2020 Form 20-F and “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition—Sale of the BBVA Group’s stake in Paraguay”.
As of June 30, 2021, the Argentine peso, the Colombian peso and the Peruvian sol depreciated against the euro compared to December 31, 2020, by 9.2%, 5.7% and 3.6%, respectively. Changes in exchange rates have adversely affected the business activity of the South America operating segment as of June 30, 2021 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of June 30, 2021 and December 31, 2020, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies— Hyperinflationary economies” in our 2020 Form 20-F).
Financial assets designated at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2021 amounted to €7,266 million, a 0.9% decrease compared with the €7,329 million recorded as of December 31, 2020, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro, offset in part by the increase in sovereign debt securities recorded under “Financial assets at fair value through other comprehensive income”.
Financial assets at amortized cost of this operating segment as of June 30, 2021 amounted to €36,356 million, a 5.7% decrease compared with the €38,549 million recorded as of December 31, 2020. Within this heading, loans and advances to customers of this operating segment as of June 30, 2021 amounted to €32,635 million, a 2.9% decrease compared with the €33,615 million recorded as of December 31, 2020, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro. The decrease was partially offset by the increase in mortgage loans and consumer loans in Peru and the increase in the wholesale portfolio in Colombia and the increase in credit card loans in Argentina (in each case, in local currency).
Customer deposits at amortized cost of this operating segment as of June 30, 2021 amounted to €35,236 million, a 4.4% decrease compared with the €36,874 million recorded as of December 31, 2020, as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of June 30, 2021 amounted to €13,961 million, a 1.7% increase compared with the €13,722 million as of December 31, 2020.
The non-performing loan ratio of this operating segment as of June 30, 2021 and December 31, 2020 stood at 4.7% and 4.4%, respectively, mainly due to increases in impaired loans in the retail portfolio in Argentina and Colombia, and in the retail (SME loans segment) and corporate portfolios in Peru. This operating segment’s non-performing loan coverage ratio decreased to 108% as of June 30, 2021, from 110% as of December 31, 2020.

Rest of Business
This operating segment includes the wholesale activity carried out by the Group in Europe, excluding Spain, and the United States through the New York branch, as well as the institutional business that the Group develops in the United States through its broker-dealer BBVA Securities Inc. It also includes the banking business developed through the five BBVA branches located in Asia (in Taipei, Tokyo, Hong Kong, Singapore and Shanghai).
Financial assets designated at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2021 amounted to €2,428 million, a 65.2% increase compared with the €1,470 million recorded as of December 31, 2020, mainly due to increased activity of the New York branch, which led to an increase in loans and advances recorded under “Financial assets held for trading”, due, in part, to the appreciation of the U.S. dollar against the euro.
Financial assets at amortized cost of this operating segment as of June 30, 2021 amounted to €27,436 million, a 0.8% increase compared with the €27,213 million recorded as of December 31, 2020. Within this heading, loans and advances to customers of this operating segment as of June 30, 2021 amounted to €24,241 million, a 0.9% increase compared with the €24,015 million recorded as of December 31, 2020.
Customer deposits at amortized cost of this operating segment as of June 30, 2021 amounted to €6,873 million, a 26.4% decrease compared with the €9,333 million recorded as of December 31, 2020. The decrease was mainly attributable to the decrease in deposits from wholesale customers at the New York branch. Customer deposits at amortized cost of this operating segment as of December 31, 2020 were positively impacted by the customers' preference of holding liquid assets in response to the COVID-19 pandemic, following the implementation of the Paycheck Protection Program, which led to an increase in deposits.
Pension funds in this operating segment as of June 30, 2021 amounted to €550 million, a 3.5% decrease compared with the €569 million recorded as of December 31, 2020.
The non-performing loan ratio of this operating segment as of June 30, 2021 and December 31, 2020 stood at 1.0%. New entries in Eurasia were offset by improved recovery in the New York Branch. This operating segment’s non-performing loan coverage ratio decreased to 95% as of June 30, 2021, from 109% as of December 31, 2020, mainly due to a decrease in stage 2 exposure requirements relating to the air transportation sector.
4E. Selected Statistical Information
The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our determination, where applicable, that our foreign operations are significant according to Rule 9-05 of Regulation S-X. The allocation of assets and liabilities is based on the domicile of the Group entity at which the relevant asset or liability is accounted for. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of the Group entities domiciled outside of Spain, which reflect our foreign activities.
Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the application of the interpretation issued by the IFRIC in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9 (Collection of interest on impaired financial assets). Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €326 million and €214 million for the six months ended June 30, 2021 and 2020, respectively. For additional information on “interest and other income” see Note 32 to our Unaudited Condensed Interim Consolidated Financial Statements.
Certain financial information as of and for the six months ended June 30, 2020 has been restated for comparability purposes. See “Presentation of Financial Information”.

Period-on-period variations in the selected statistical information presented herein have been affected by the USA Sale, mainly as follows:
•Period average data. As indicated in “Presentation of Financial Information—Statistical and Financial Information” and further below, average balance sheet information is based on the beginning and month-end balances in the relevant period. The assets and liabilities of the companies included within the scope of the USA Sale were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, upon the signing of the relevant share purchase agreement, which occurred on November 15, 2020. However, in order to present period average data on a comparable basis for the six months ended June 30, 2021 and 2020, the beginning and month-end balances of the companies included within the scope of the USA Sale were not considered to calculate the average balances of all balance sheet items provided in this section for each such period and were included instead in the calculations of the average balances of “Other assets” and “Other liabilities”, as applicable, until the completion of the USA Sale on June 1, 2021. The same approach was followed to calculate the respective “Interest” and “Average Yield” of balance sheet items. In particular, tables included under “—Average Balances and Rates”, “—Changes in Net Interest Income-Volume and Rate Analysis” and “—Interest Earning Assets—Margin and Spread” were prepared on this basis.

•Period-end data. All assets and liabilities of the companies included within the scope of the USA Sale were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, in the consolidated balance sheet as of June 30, 2020 (in consistency with how information is presented as of December 31, 2020). Accordingly, loans and advances and deposits as of June 30, 2020 (among other balance sheet information provided in this section as of such date) do not include the respective amounts of companies included within the scope of the USA Sale. The USA Sale was completed on June 1, 2021 and, therefore, BBVA no longer consolidated the related assets and liabilities as of June 30, 2021.

Average Balances and Rates
The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages.

	Average Balance Sheet - Assets and Interest from Earning Assets
	Six Months Ended June 30, 2021			Six Months Ended June 30, 2020
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks and other demand deposits	54,530	18	0.07%	45,526	33	0.14%
Domestic	30,105	2	0.02%	23,828	6	0.05%
Foreign	24,425	16	0.13%	21,699	26	0.24%
Debt securities and derivatives	193,100	2,065	2.16%	188,337	2,066	2.21%
Domestic	133,668	378	0.57%	130,078	512	0.79%
Foreign	59,432	1,687	5.73%	58,259	1,554	5.36%
Financial assets	352,429	8,551	4.89%	370,084	9,515	5.17%
Loans and advances to central banks	5,398	168	6.26%	4,811	80	3.35%
Loans and advances to credit institutions	37,276	190	1.03%	40,986	273	1.34%
Loans and advances to customers	309,755	8,193	5.33%	324,287	9,162	5.68%
In euros	176,864	1,507	1.72%	181,088	1,612	1.79%
Domestic	169,830	1,493	1.77%	172,533	1,586	1.85%
Foreign	7,034	14	0.40%	8,555	25	0.59%
In other currency	132,891	6,686	10.15%	143,199	7,550	10.60%
Domestic	19,917	147	1.48%	23,213	278	2.41%
Foreign	112,974	6,540	11.67%	119,986	7,272	12.19%
Other assets (2)	110,053	327	0.60%	124,356	215	0.35%
Total average assets (3)	710,112	10,962	3.11%	728,303	11,828	3.27%
(1) Rates have been presented on a non-taxable equivalent basis.
(2) Includes “Derivatives - Hedge accounting”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Joint ventures and associates”, “Insurance and reinsurance assets”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Other assets” and “Non-current assets and disposal groups held for sale”. Subsequent to the announcement of the USA Sale, all assets and liabilities of the companies included within the scope of the USA Sale were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”. Therefore, we have included the assets of these companies under “Other assets” for all periods presented for comparative purposes.
(3) Foreign activity represented 41.02% of the total average assets for the six months ended June 30, 2021 and 39.86% for the six months ended June 30, 2020.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities

	Six Months Ended June 30, 2021			Six Months Ended June 30, 2020
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	72,649	575	1.60%	62,771	903	2.89%
Customer deposits	332,458	1,883	1.14%	322,538	2,020	1.26%
In euros	201,569	131	0.13%	189,930	160	0.17%
Domestic	193,126	129	0.14%	180,970	157	0.17%
Foreign	8,443	1	0.03%	8,960	3	0.06%
In other currency	130,895	1,749	2.69%	132,608	1,860	2.82%
Domestic	10,605	44	0.83%	11,406	80	1.41%
Foreign	120,289	1,705	2.86%	121,202	1,781	2.95%
Debt certificates	70,053	590	1.70%	74,637	778	2.10%
Other liabilities (2)	184,545	959	1.05%	216,261	566	0.53%
Total average liabilities	659,705	4,007	1.22%	676,208	4,267	1.27%
Total Equity	50,407	—	—%	52,095	—	—%
Total average liabilities and equity (3)	710,112	4,007	1.14%	728,303	4,267	1.18%

(1) Rates have been presented on a non-taxable equivalent basis.
(2) Includes “Financial liabilities held for trading”, “Derivatives - Hedge accounting”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Liabilities under insurance and reinsurance contracts”, “Provisions”, “Tax liabilities”, “Other liabilities”, “Liabilities included in disposal groups classified as held for sale”. Subsequent to the announcement of the USA Sale, all assets and liabilities of the companies included within the scope of the USA Sale were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”. Therefore, we have included the liabilities of these companies under “Other liabilities” for all periods presented for comparative purposes.
(3) Foreign activity represented 40.07% of the total average liabilities for the six months ended June 30, 2021 and 37.68% for the six months ended June 30, 2020.
Changes in Net Interest Income-Volume and Rate Analysis
The following table allocates changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2021 compared with the six months ended June 30, 2020. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due.

	For the six months Ended June 30, 2021/June 30, 2020
	Increase (Decrease) Due To Changes In
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	6	(21)	(15)
Securities portfolio and derivatives	52	(52)	—
Loans and advances to central banks	10	78	87
Loans and advances to credit institutions	(25)	(58)	(82)
Loans and advances to customers	(409)	(558)	(968)
In euros	(37)	(67)	(105)
Domestic	(25)	(69)	(93)
Foreign	(4)	(7)	(11)
In other currencies	(542)	(320)	(862)
Domestic	(39)	(92)	(132)
Foreign	(424)	(307)	(731)
Other assets	(25)	137	112
Total income			(866)
Interest expense
Deposits from central banks and credit institutions	142	(470)	(328)
Customer deposits	62	(200)	(138)
In euros	10	(39)	(29)
Domestic	11	(39)	(28)
Foreign	—	(1)	(1)
In other currencies	(24)	(88)	(112)
Domestic	(6)	(30)	(36)
Foreign	(13)	(62)	(76)
Debt certificates	(48)	(140)	(188)
Other liabilities	(83)	476	393
Total expense			(260)
Net interest income			(606)
(1) The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2) The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

Interest Earning Assets—Margin and Spread
The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2021	2020
	(In Millions of Euros, except %)
Average interest earning assets	600,059	603,948
Gross yield (1)	1.8%	2.0%
Net yield (2)	1.5%	1.6%
Average effective rate paid on interest-bearing liabilities	0.8%	0.9%
Spread (3)	1.0%	1.0%
(1) “Gross yield” represents total interest income divided by average interest earning assets.
(2) “Net yield” represents total interest income divided by total average assets.
(3) Spread is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.

ASSETS
See the introduction to “—Selected Statistical Information” for information on the impact of the USA Sale on the information reported below.
Interest-Bearing Deposits in Other Banks
As of June 30, 2021, interbank deposits (excluding deposits with central banks) represented 6.3% of our total assets. Of such interbank deposits, 13.2% were held outside of Spain and 86.8% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
As of June 30, 2021, our total securities portfolio (consisting of investment securities and loans and advances) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €150,037 million, representing 23.1% of our total assets. €30,634 million, or 20.4%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during the six months ended June 30, 2021 on the investment securities that BBVA held was 3.5%, compared with an average yield of approximately 2.2% earned on loans and advances during the six months ended June 30, 2021. See Notes 9 and 12 to our Unaudited Condensed Interim Consolidated Financial Statements for additional information.
The first table in Note 12.3 to our Unaudited Condensed Interim Consolidated Financial Statements sets forth the fair value and the amortized cost of our debt securities recorded under “Financial assets at fair value through other comprehensive income” as of June 30, 2021 and December 31, 2020.
This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 7 to our Unaudited Condensed Interim Consolidated Financial Statements.
The second table in Note 12.3 to our Unaudited Condensed Interim Consolidated Financial Statements shows the fair value of debt securities recorded, as of June 30, 2021 and December 31, 2020, under “Financial assets at fair value through other comprehensive income” by rating categories defined by external rating agencies.
The table in Note 12.2 to our Unaudited Condensed Interim Consolidated Financial Statements sets forth the fair value and the amortized cost of our equity instruments recorded under “Financial assets at fair value through other comprehensive income” as of June 30, 2021 and December 31, 2020.
Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.
For a discussion of our investments in joint ventures and associates, see Note 15 to our Unaudited Condensed Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to our Consolidated Financial Statements.
Loans and Advances
During the six months ended June 30, 2021, the Group’s loan activity has started to recover from the COVID-19 pandemic, which resulted in a decrease in global activity driven by mandatory lock-downs and consumer caution in 2020. See Note 1.5 to our Unaudited Condensed Interim Consolidated Financial Statements, Notes 1.5 and 7.2 to our Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” in our 2020 Form 20-F for information on the impact of the COVID-19 pandemic on our financial condition and results of operations.
In addition, during the six months ended June 30, 2021, the currencies of the main countries where the BBVA Group operates depreciated against the euro in terms of period-end exchange rates. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Loans and Advances to Credit Institutions and Central Banks
As of June 30, 2021, our total loans and advances to credit institutions and central banks amounted to €45,891 million, or 7.1% of total assets, of which total loans and advances to credit institutions and central banks at amortized cost amounted to €16,947 million, or 2.6% of total assets. Net of our loss allowances, total loans and advances to credit institutions and central banks at amortized cost amounted to €16,918 million as of June 30, 2021, or 2.6% of total assets.
Loans and Advances to Customers
As of June 30, 2021, our total loans and advances to customers amounted to €336,598 million, or 51.9% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €324,978 million as of June 30, 2021, or 50.1% of our total assets, an increase from 44.0% of our total assets as of December 31, 2020. As of June 30, 2021 our total loans and advances to customers in Spain amounted to €168,518 million. Our total loans and advances to customers outside Spain amounted to €168,080 million as of June 30, 2021, down from €169,150 million as of December 31, 2020, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates against the euro, in particular, in South America, partially offset by the increase in loans and advances in Mexico, mainly as a result of the positive performance of the retail portfolio (mortgage and consumer loans) due to the improvement of the Mexican economy.
Loans by Geographic Area
The following table shows our net loans and advances to customers as of the dates indicated:

	As of June 30,	As of December 31,	As of June 30,
	2021	2020	2020
		(In Millions of Euros)
Domestic	168,518	166,905	170,585
Foreign
Western Europe	25,341	27,729	32,007
Mexico	55,936	54,663	53,137
Turkey	36,170	36,748	41,067
South America	37,030	37,192	39,217
Other (1)	13,603	12,819	77,484
Total foreign	168,080	169,150	242,913
Total loans and advances	336,598	336,056	413,498
Loss allowances	(11,620)	(12,105)	(13,552)
Total net lending (2)	324,978	323,951	399,946
(1) Balance as of June 30, 2021 and as of December 31, 2020 corresponds mainly to the entities in the United States that were not included within the scope of the USA Sale. Balance as of June 30, 2020 corresponds mainly to the entities in the United States that were included within the scope of the USA Sale. Upon the signing of the relevant share purchase agreement, which occurred on November 15, 2020, the loans and advances of the companies included within the scope of the USA Sale were reclassified to “Non-current assets and disposal groups classified as held for sale”.
(2) Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.

Loans by Type of Customer
The following table shows our net loans and advances to customers at each of the dates indicated:

	As of June 30,	As of December 31,	As of June 30,
	2021	2020	2020
	(In Millions of Euros)
Domestic
Government	12,996	12,712	13,424
Agriculture	1,332	1,268	1,264
Industrial	14,290	14,946	14,844
Real estate and construction	9,172	9,452	10,142
Commercial and financial	13,361	13,384	13,757
Loans to individuals(1)	96,753	95,136	96,720
Other	20,614	20,007	20,434
Total Domestic	168,518	166,905	170,585
Foreign
Government	7,311	7,314	14,332
Agriculture	2,312	2,169	2,488
Industrial	37,618	37,631	47,588
Real estate and construction	10,364	10,570	21,723
Commercial and financial	29,529	32,055	39,481
Loans to individuals(1)	57,468	56,358	77,369
Other	23,477	23,054	39,932
Total Foreign	168,080	169,150	242,913
Total Loans and Advances	336,598	336,056	413,498
Loss allowances	(11,620)	(12,105)	(13,552)
Total net lending(2)	324,978	323,951	399,946
(1) Includes mortgage loans to households for the acquisition of housing.
(2) Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.
The following table sets forth a breakdown, by currency, of our net loans and advances to customers as of June 30, 2021, December 31, 2020 and June 30, 2020:

	As of June 30,	As of December 31,	As of June 30,
	2021	2020	2020
	(In Millions of Euros)
In euros	187,402	188,729	197,174
In other currencies	137,575	135,221	202,772
Total net lending (1)	324,978	323,951	399,946
(1) Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.
As of June 30, 2021, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €1,715 million, compared with €1,743 million as of December 31, 2020. Loans and advances outstanding to the Spanish government and its agencies amounted to €12,996 million, or 3.9% of our total loans and advances to customers as of June 30, 2021, compared with the €12,712 million, or 4.9% of our total loans and advances to customers as of December 31, 2020. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.
Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of March 31, 2021 (which is the latest available information) excluding government-related loans amounted to €16,940 million or approximately 4.7% of our total outstanding loans and advances. As of March 31, 2021 (which is the latest available information) there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed above.

Maturity and Interest Sensitivity
The following table sets forth a breakdown by maturity of our total loans and advances to customers by domicile of the branch office that issued the loan and the type of customer as of June 30, 2021. The determination of maturities is based on contract terms.

		Maturity
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	3,860	5,791	3,345	12,996
Agriculture	391	709	233	1,332
Industrial	5,160	6,785	2,345	14,290
Real estate and construction	1,492	3,829	3,851	9,172
Commercial and financial	5,792	5,629	1,940	13,361
Loans to individuals	12,914	24,825	59,014	96,753
Other	6,542	10,197	3,875	20,614
Total Domestic	36,151	57,764	74,603	168,518
Foreign
Government	857	855	5,599	7,311
Agriculture	1,363	759	190	2,312
Industrial	16,771	15,077	5,770	37,618
Real estate and construction	3,154	3,024	4,185	10,364
Commercial and financial	18,101	8,529	2,899	29,529
Loans to individuals	9,210	22,952	25,307	57,468
Other	9,604	10,012	3,860	23,477
Total Foreign	59,061	61,208	47,811	168,080
Total loans and advances (1)	95,212	118,972	122,414	336,598
(1) Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”.
Loss allowances on Loans and Advances
For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Financial instruments” in our 2020 Form 20-F. For a discussion of accounting standards related to loss allowances on financial assets and credit loss, see Note 6.2.1 to our Unaudited Condensed Interim Consolidated Financial Statements and Note 2.2.1 to our Consolidated Financial Statements.

The following table provides information regarding our loan loss reserve and movements of loan charge-offs and recoveries for the periods indicated:

	As of and for the six months ended June 30,	As of and for the Year Ended December 31,	As of and for the six months ended June 30,
	2021	2020	2020
	(In Millions of Euros)
Loan loss reserve at beginning of period:
Domestic	5,362	4,931	4,931
Foreign	6,779	7,496	7,496
Total Loan loss reserve at beginning of period	12,141	12,427	12,427

Loans charged off:
Total domestic	(518)	(495)	(201)
Total foreign	(957)	(2,073)	(779)
Total Loans charged off:	(1,475)	(2,568)	(981)

Provision for loan losses:
Domestic	391	1,289	917
Foreign	1,177	3,605	2,736
Total Provision for loan losses	1,568	4,894	3,654

Acquisition and disposition of subsidiaries	—	(1,123)	—
Effect of foreign currency translation	(124)	(1,204)	(953)
Other	(460)	(285)	(559)
Acquisition, foreign currency and others	(585)	(2,612)	(1,512)

Loan loss reserve at end of period:
Domestic	5,097	5,362	5,403
Foreign	6,552	6,779	8,184
Total Loan loss reserve at end of period	11,649	12,141	13,588
Loan loss reserve as a percentage of loans and advances at amortized cost at end of period	3.50%	3.17%	3.34%
Net loan charge-offs as a percentage of loans and advances at amortized cost at end of period	0.44%	0.67%	0.24%
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
The loans charged off amounted to €1,475 million during the six months ended June 30, 2021, compared with €2,568 million during the year ended December 31, 2020 and €981 million during the six months ended June 30, 2020, mainly as a result of higher recoveries in the retail portfolio in Mexico. The loans charged off during the year ended December 31, 2020 and the six months ended June 30, 2021 were affected by the moratorium measures for bank customers adopted in light of COVID-19 and the depreciation of the currencies of the main countries where the BBVA Group operates.
Our loan loss reserves as a percentage of total loans and advances increased to 3.50% as of June 30, 2021 compared with 3.17% as of December 31, 2020.
Impaired Loans
Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.
Amounts collected in relation to impaired financial assets at amortized cost are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company for the six months ended June 30, 2021 and 2020 was €137 million and €141 million, respectively.

The following table provides information regarding our impaired loans to customers, central banks and credit institutions as of the dates indicated:

	As of June 30,	As of December 31,
	2021	2020
Impaired loans
Domestic	7,790	7,823
Public sector	62	68
Other resident sector	7,729	7,755
Foreign	7,227	6,855
Public sector	5	8
Other resident sector	7,222	6,847
Total impaired loans	15,017	14,678
Total loan loss reserve	(11,649)	(12,141)
Impaired loans net of reserves	3,368	2,537
Impaired loans as a percentage of loans and advances at amortized cost	4.36%	4.42%
Impaired loans (net of reserve) as a percentage of loans and advances at amortized cost	0.98%	0.76%
Our total impaired loans amounted to €15,017 million as of June 30, 2021, a 2.3% increase compared with €14,678 million as of December 31, 2020. This increase was mainly attributable to the increase in impaired loans within the industrial sector in non-euro regions where BBVA operates. During the first quarter of 2021, there has been a change in staging of a large customer from the wholesale portfolio in Turkey, which resulted in no additional loss allowance requirements.
Our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of June 30, 2021, the loan loss reserve amounted to €11,649 million, a 4.1% decrease compared with the €12,141 million recorded as of December 31, 2020, mainly due to higher recoveries in the retail portfolio in Mexico, the extraordinary write-offs in Spain and, to a lesser extent, the depreciation of the currencies of most non-euro regions where BBVA operates.
The following table provide information regarding impaired loans to customers, central banks and credit institutions recorded under “Financial assets at amortized cost” and loan loss reserve taken for each loan category, as of June 30, 2021, by type of customer:

	Impaired Loans	Loan Loss Reserve (1)	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	62	(28)	0.47%
Credit institutions	—	—	—
Other sectors	7,729	(5,066)	4.97%
Agriculture	57	(34)	4.29%
Industrial	574	(345)	4.02%
Real estate and construction	920	(558)	10.03%
Commercial and other financial	886	(581)	6.63%
Loans to individuals	4,383	(2,609)	4.53%
Other	908	(939)	4.41%
Total Domestic	7,790	(5,094)	4.62%
Foreign:
Government	5	(11)	0.07%
Credit institutions	4	(29)	0.03%
Other sectors	7,218	(6,516)	4.49%
Agriculture	71	(69)	3.07%
Industrial	1,727	(1,293)	4.59%
Real estate and construction	829	(612)	8.00%
Commercial and other financial	698	(766)	2.36%
Loans to individuals	2,467	(2,937)	4.29%
Other	1,426	(840)	6.07%
Total Foreign	7,227	(6,555)	4.30%
Total	15,017	(11,649)	4.46%
(1) Includes impairment of Stage 1, 2 and 3 loans recorded under “Financial assets at amortized cost”.
Troubled Debt Restructurings
As of June 30, 2021, of the total troubled debt restructurings of €18,162 million, €8,659 million were not considered impaired loans.
Potential Problem Loans
The identification of “Potential problem loans” is based on the analysis of historical non-performing asset ratio trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with non-performing asset ratios higher than our average non-performing asset ratio. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.
As of June 30, 2021, the Leisure, Commercial Real Estate, Non-food Retailers (except for certain developed markets) and Air Transportation sectors have been among the most affected by the COVID-19 pandemic. As of December 31, 2020, the Leisure, Automotive and Real Estate sectors were the sectors that had relied most on payment deferrals granted by BBVA. See Note 6.2 to our Unaudited Condensed Interim Consolidated Financial Statements and Note 7.2 to our Consolidated Financial Statements for additional information. The non-performing asset ratio in our domestic real estate and construction portfolio was 10.0% as of June 30, 2021 (compared with 7.6% as of December 31, 2020), the average non-performing asset ratio for all of our domestic activities was 4.6% as of June 30, 2021 (compared with 4.7% as of December 31, 2020) and the average non-performing asset ratio for all of our consolidated activities was 4.2% as of June 30, 2021 (compared with 4.4% as of December 31, 2020). Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 8.6% as of June 30, 2021 (compared with 7.7% as of December 31, 2020).
In light of the COVID-19 outbreak, various national and supranational supervisory authorities published considerations to be taken into account regarding the accounting policy to be applied with respect to potential problem loans, providing the option to suspend the application of accounting guidance for potential problem loans, for a limited period of time, with respect to loans affected by moratoria or other relief measures adopted by authorities to address the effects of the COVID-19 pandemic. See Note 1.5 to our Unaudited Condensed Interim Consolidated Financial Statements, Notes 1.5 and 7.2 to our Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” in our 2020 Form 20-F.

Foreign Country Outstandings
The following table sets forth, as of the dates indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of June 30, 2021 and December 31, 2020. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and Turkey or other regions which are not listed below.

	As of June 30, 2021		As of December 31, 2020
	Amount	% of Total Assets	Amount	% of Total Assets

	(In Millions of Euros, Except Percentages)
United Kingdom	5,998	0.9%	7,107	1.0%
Mexico	1,193	0.2%	1,128	0.2%
Turkey	441	0.1%	3,265	0.4%
Other OECD (Organization for Economic Co-operation and Development)	9,659	1.5%	9,715	1.3%
Total OECD	17,292	2.7%	21,215	2.9%
Central and South America	2,727	0.4%	3,142	0.4%
Other	7,624	1.2%	7,329	1.0%
Total	27,642	4.3%	31,686	4.3%
The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.
Our exposure to borrowers in countries with difficulties as defined by the OECD, excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €398 million and €360 million as of June 30, 2021 and December 31, 2020, respectively. These figures do not reflect loan loss reserves of 5.4% and 8.3%, respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2021 did not in the aggregate exceed 0.06% of our total assets.
The country-risk exposures described in the preceding paragraph as of June 30, 2021 and December 31, 2020 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2021 and December 31, 2020 amounted to $39 million and $50 million, respectively (approximately €33 million and €41 million, respectively, based on a euro/dollar exchange rate on June 30, 2021 of $1.00 = €0.84 and December 31, 2020 of $1.00 = €0.81).

LIABILITIES
See the introduction to “—Selected Statistical Information” for information on the impact of the USA Sale on the information reported below.
Deposits
The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits recorded under “Financial liabilities at amortized cost” by principal geographic area for the dates indicated.

	As of June 30, 2021
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	185,214	42,711	1,984	229,909
Foreign
Western Europe	18,883	301	8,182	27,365
Mexico	59,240	3,880	1,380	64,499
Turkey	35,042	196	885	36,123
South America	36,454	3,572	1,660	41,686
Other (1)	3,962	72	6,823	10,857
Total Foreign	153,581	8,021	18,929	180,531
Total	338,795	50,731	20,913	410,440
(1) Includes figures corresponding to subsidiaries in the United States not included within the scope of the USA Sale.

	As of December 31, 2020
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	188,757	37,822	1,751	228,330
Foreign
Western Europe	21,427	207	11,444	33,078
Mexico	54,398	3,422	1,549	59,370
Turkey	34,621	215	617	35,453
South America	36,989	3,428	2,041	42,458
Other (1)	6,468	82	10,228	16,778
Total Foreign	153,904	7,355	25,878	187,137
Total	342,661	45,177	27,629	415,467
(1) Includes figures corresponding to subsidiaries in the United States not included within the scope of the USA Sale.
For an analysis of our deposits recorded under “Financial liabilities at amortized cost”, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 21 to our Unaudited Condensed Interim Consolidated Financial Statements.
Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by geographic area of customer deposits recorded under “Financial liabilities at amortized cost” as of June 30, 2021 and December 31, 2020, see Note 21 to our Unaudited Condensed Interim Consolidated Financial Statements.
EQUITY
Shareholders’ equity
As of June 30, 2021, shareholders’ equity amounted to €49,944 million, a 0.2% decrease compared to the €50,020 million recorded as of December 31, 2020.
Accumulated other comprehensive income (loss)
As of June 30, 2021, the accumulated other comprehensive loss amounted to €15,348 million, a 6.9% increase compared to the €14,356 million recorded as of December 31, 2020, mainly as a result of fair value changes of debt securities in Spain and Mexico.

The majority of the balance is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not the euro.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
For a description of our critical accounting policies, see Note 2 to our Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2020 Form 20-F and Note 2.2 to our Consolidated Financial Statements.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.6 to our Unaudited Condensed Interim Consolidated Financial Statements.
See 6.2.1 to our Unaudited Condensed Interim Consolidated Financial Statements for information on the measurement of expected credit loss.
5A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees keep their accounts in other currencies, principally Mexican pesos, Turkish liras, Argentine pesos, Colombian pesos, Peruvian soles and U.S. dollars. For example, if Latin American currencies, the U.S. dollar or the Turkish lira depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of Latin American currencies, the U.S. dollar or the Turkish lira against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as averages for the six months ended June 30, 2021 and June 30, 2020, and as period-end exchange rates as of June 30, 2021 and as of December 31, 2020 according to the European Central Bank (the “ECB”).

	Average Exchange Rates		Period-end Exchange Rates
	For the six months ended June 30, 2021	For the six months ended June 30, 2020	As of June 30, 2021	As of December 31, 2020
Mexican peso	24.3235	23.8753	23.5784	24.4160
Turkish lira	9.5232	7.1541	10.3210	9.1131
Argentine peso			113.7358	103.2543
Colombian peso	4,368.2336	4,066.2832	4,464.4266	4,212.0208
Peruvian sol	4.4918	3.7631	4.6146	4.4470
U.S. dollar	1.2051	1.1018	1.1884	1.2271

Foreign exchange markets have been affected by the COVID-19 pandemic, which has generally had an adverse impact on currencies of emerging economies. During the six months ended June 30, 2021, the Mexican peso, the Turkish lira, the Colombian peso, the Peruvian sol and the U.S. dollar depreciated against the euro in average terms compared with the same period of the prior year. In terms of period-end exchange rates, the Turkish lira, the Argentine peso, the Colombian peso and the Peruvian sol depreciated against the euro. On the other hand, the Mexican peso and the U.S. dollar appreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was negative for both the period-on-period comparison of the Group’s income statement and the period-on-period comparison of the Group’s balance sheet.
When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods and, with respect to balance sheet amounts, we have used the closing exchange rate of the more recent period for both period ends.
COVID-19 pandemic
The COVID-19 pandemic has affected and continues to adversely affect the world economy and economic activity and conditions in the countries in which the Group operates, leading many of them to economic recession.
The pandemic has had an adverse effect on the Group’s results and capital base and it is expected to continue affecting the Group’s results and capital base in the future. For additional information, see Note 1.5 to our Unaudited Condensed Interim Consolidated Financial Statements and “—Operating environment”. See also “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” in our 2020 Form 20-F and Notes 1.5 and 7.2 to our Consolidated Financial Statements.
USA Sale
On June 1, 2021, after obtaining the relevant regulatory authorizations from the competent authorities, BBVA completed the USA Sale. BBVA received, upon closing, cash consideration of approximately $11,500 million (equivalent to approximately €9,600 million at an exchange rate of $1.20 per euro). The accounting for both the results generated by BBVA USA Bancshares, Inc. since the announcement of the transaction on November 15, 2020 and the gain on sale at closing of the transaction has resulted in cumulative profit net of taxes of €582 million, which has been recorded under the heading “Profit / (loss) from discontinued operations, net” (of which €280 million was recorded in the first six months of 2021).
In accordance with IFRS 5, for comparative purposes, the profit (loss) of the companies included within the scope of the USA Sale for the six months ended June 30, 2020 was reclassified under the heading “Profit/(loss) from discontinued operations, net”. However, since the USA Sale was completed in June 1, 2021, the results generated by the companies included within the scope of the USA Sale were consolidated in our Unaudited Condensed Interim Consolidated Financial Statements only with respect to five months in the six months ended June 30, 2021 (compared to six months in the six months ended June 30, 2020).
Sale of the BBVA Group's stake in Paraguay
On January 22, 2021 and after obtaining the relevant regulatory authorizations from the competent authorities, BBVA completed the sale of 100% of the share capital in its subsidiary Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”) to Banco GNB Paraguay S.A., an affiliate of Grupo Financiero Gilinski. The total amount received by BBVA amounts to approximately $250 million (approximately €210 million) in cash. The transaction resulted in a loss of approximately €9 million net of taxes and has increased the Group’s CET1 (fully loaded) ratio by approximately 6 basis points in the first half of 2021.
Agreement for the alliance with Allianz, Compañía de Seguros y Reaseguros, S.A.
On April 27, 2020, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A. to create a bancassurance joint venture in Spain including a long-term exclusive distribution agreement for the sale of non-life insurance products, excluding the health insurance business, through BBVA’s branch network in Spain.
On December 14, 2020, after obtaining the relevant regulatory approvals from the competent authorities, BBVA Seguros transferred to Allianz, Compañía de Seguros y Reaseguros, S.A., 50% of the share capital plus one share in BBVA Seguros Generales. BBVA Seguros received a cash payment of €274 million. Prior to that, BBVA transferred its non-life insurance business in Spain, excluding the health insurance business, to BBVA Seguros Generales.

Allianz, Compañía de Seguros y Reaseguros, S.A. may need to make an additional payment to BBVA of up to €100 million if certain business goals and milestones are met. This transaction has resulted in a profit net of taxes of approximately €304 million and has increased the Group’s CET1 (fully loaded) ratio by 7 basis points.
Agreement on the collective layoff procedure
On June 8, 2021, BBVA reached an agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect 2,935 employees. The agreement also included the closing of 480 offices. The cost of the process amounted to €994 million expense before taxes for the six months ended June 30, 2021 (€754 million corresponding to the collective layoff and €240 million to the closing of offices) which has been recognized under the headings “Provisions or reversal of provisions and other results”, “Impairment or reversal of impairment on non-financial assets” and “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”, of the BBVA Group and under the heading “Provisions or reversal of provisions and other results” of the Corporate Center. See Note 23 to our Unaudited Condensed Interim Consolidated Financial Statements.
Operating environment
Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of Gross Domestic Product (“GDP”), as well as prevailing levels of employment, inflation and, particularly, interest rates. Typically, the demand for loans and saving products correlates positively with income, which correlates in turn with GDP, employment and corporate profits evolution. Interest rates have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans and increase the cost of funding of the banking business.
The global economy is recovering from the pandemic crisis, which led to a 3.2% drop in world GDP in 2020. The recent improvement in activity is largely due to the increasing inoculation of the population against COVID-19, which has allowed a relatively rapid process of economic reopening, as well as to the significant monetary and fiscal policy stimuli. The recovery in global growth has been accompanied by higher-than expected pressure on prices, mainly in the United States, where annual inflation reached 5.4% in June 2021.
Economic recovery is likely to continue as vaccination is expected to reach an increasing share of the global population and economic policies are expected to remain focused on supporting activity. According to BBVA Research, world GDP is expected to expand around 6.3% in 2021 and 4.7% in 2022, inflation is expected to gradually moderate as supply of products and services catches up with demand, and policy interest rates are expected to continue to be at historically low levels in the United States, where GDP is forecast to increase 6.7% in 2021 and 4.8% in 2022. Nonetheless, many factors, such as the withdrawal of monetary stimuli by the United States’ Federal Reserve, a more persistent inflation and new coronavirus’ strains, continue to keep uncertainty high and pose risks to the expected economic recovery scenario.
In Spain, GDP contracted in the first quarter of 2021. Second quarter data point to an acceleration of the economy due to the improvement in health indicators, together with the easing of restrictions, which have reduced uncertainty and supported private spending. The recovery in household consumption can be seen mainly in services and, within these, in those that take place in a social context. Investment in machinery and equipment also continues to perform well. Going forward, BBVA Research expects that the conditions for recovery will remain favorable given the speed of vaccination and the immunization of the most vulnerable groups and supportive monetary and fiscal stimulus adopted by policy makers, although restrictions may be introduced in response to the increase in infections associated with new variants of COVID-19. Both the return of foreign visitors during the tourist season and the receipt of European funds are expected to have a key positive impact, with the latter especially having an impact on exports of services, consumption of durables and investment in construction. Thus, BBVA Research estimates, GDP could grow by around 6.5% in 2021 and 7.0% in 2022.
In the Eurozone, after a slight GDP contraction in the first quarter of 2021, activity in services and confidence levels are benefiting from the easing of social restrictions and rising vaccination rates during the second quarter of 2021. In addition, the recovery of global demand has supported both the manufacturing sector and exports. As a result, GDP is expected to have rebounded in the second quarter of 2021 (1.8% quarter-on-quarter) and the strength of the recovery is expected to extend in coming quarters underpinned by the deployment of vaccines, the EU’s NGEU (Next Generation EU) plan and a strong global recovery. As a result, GDP could grow at 4.8% in 2021 and 5% in 2022, after falling -6.7% in 2020. In addition, accommodative national fiscal policies, still supportive measures to hardest hit sectors, and the ECB’s support, are expected to prevent more persistent negative effects, which could emerge from the supply bottlenecks but also from a weaker demand or increased financial tensions.

In Mexico, the recovery of economic activity in the first quarter of 2021, which was above expectations, is expected to allow Mexico to return to the pre-pandemic GDP level in 2022. The services sector benefited during the first quarter of the year from the lifting of restrictions related to the pandemic and the increased mobility. Investment also grew higher than initially expected. Manufacturing had the greatest positive effect, hand in hand with higher growth in the United States. BBVA Research estimates that the Mexican economy will grow slightly above 6% in 2021 and by 3% in 2022.
In Turkey, BBVA Research estimates GDP will grow by 9% in 2021 and by 4% in 2022. In the first quarter of 2021, the Turkish economy grew by 7.0% in yearly terms. In addition to solid contributions of industry and services sectors, the dynamism of the construction segment helped to maintain a high momentum. On the demand side, domestic demand and net exports contributed positively to GDP in the first quarter of 2021.
In Argentina, a new wave of COVID-19 contagion together with new shocks to supply slowed down the recovery of the activity during the first part of 2021, despite the good vaccination rate and relatively high prices of some of the raw materials that the country exports. Private consumption has grown less than anticipated, which was not be offset by government spending. BBVA Research estimates that growth in 2021 will be 6.5% and that the economy will reach its pre-pandemic level in 2022, when it expects it to grow by 3.5%. Argentina reached an agreement with the Paris Club that will allow it to avoid defaulting on its payments and allows it to continue negotiations with the IMF to refinance its external debt, and an agreement is expected to be reached by early 2022.
Economic activity in Colombia was higher than initially estimated, driven by global growth and higher oil prices. The third wave of the pandemic had limited effects on private consumption, despite the protests that started in late April over a proposed tax bill. A new tax reform initiative with a fiscal consolidation rule will be presented in Congress in the new legislature and is expected to be approved without delay, which potentially will give some relief to public finances. BBVA Research estimates that growth in 2021 will reach 7.5% and will moderate to 4.4% in 2022. The deterioration in public finances, together with the difficulty in guaranteeing fiscal sustainability in the long term, led the country to lose its investment grade credit rating, a situation whose effects had already been partially discounted by the market.
In Peru, despite the recovery in growth observed in the first quarter of the year, a third wave of infections has led to a substantial slowdown in activity. It is estimated that pre-pandemic activity levels will be reached in the second half of 2022, in a context of higher global growth and high prices of raw materials. BBVA Research estimates that the Peruvian economy will grow 9% in 2021 and 4.3% in 2022, influenced by the slowdown in domestic demand that will potentially be affected by the persistence of the effects of the COVID-19 pandemic and political uncertainty.

BBVA Group results of operations for the six months ended June 30, 2021 compared to the six months ended June 30, 2020
The table below shows the Group’s unaudited condensed interim consolidated income statements for the six months ended June 30, 2021 and 2020. The Group’s unaudited condensed interim consolidated income statement for the six months ended June 30, 2020 has been restated for comparative purposes. See “Presentation of Financial Information”.

	For the six months ended June 30,

	2021	2020	Change
	(In Millions of Euros)		(In %)
Interest and other income	10,962	11,828	(7.3)
Interest expense	(4,007)	(4,267)	(6.1)
Net interest income	6,955	7,561	(8.0)
Dividend income	125	74	68.7
Share of profit or loss of entities accounted for using the equity method	(5)	(17)	(68.2)
Fee and commission income	3,311	2,987	10.8
Fee and commission expense	(996)	(929)	7.2
Net gains (losses) on financial assets and liabilities (1)	878	839	4.7
Exchange differences, net	206	176	17.3
Other operating income	340	221	54.2
Other operating expense	(997)	(814)	22.5
Income on insurance and reinsurance contracts	1,350	1,307	3.3
Expense on insurance and reinsurance contracts	(909)	(765)	18.9
Gross income	10,259	10,639	(3.6)
Administration costs	(3,983)	(3,999)	(0.4)
Personnel expense	(2,371)	(2,385)	(0.6)
Other administrative expense	(1,612)	(1,614)	(0.1)
Depreciation and amortization	(615)	(661)	(7.0)
Net margin before provisions (2)	5,661	5,980	(5.3)
Provisions or reversal of provisions and other results	(928)	(518)	79.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,580)	(3,572)	(55.8)
Impairment or reversal of impairment on non-financial assets	(196)	(65)	201.6
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	5	(57)	n.m. (3)
Negative goodwill recognized in profit or loss	—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(73)	(10)	n.m. (3)
Operating profit/(loss) before tax	2,889	1,757	64.4
Tax expense or income related to profit or loss from continuing operations	(782)	(477)	64.1
Profit /(loss) from continuing operations	2,107	1,281	64.5
Profit /(loss) from discontinued operations, net	280	(2,104)	n.m. (3)
Profit /(loss)	2,387	(823)	n.m. (3)
Profit /(loss) attributable to parent company	1,911	(1,157)	n.m. (3)
Profit /(loss) attributable to non-controlling interests	476	333	42.7
(1) Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2) Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3) Not meaningful.

The changes in our unaudited condensed interim consolidated income statements for the six months ended June 30, 2021 and June 30, 2020 were as follows:
Net interest income
Net interest income for the six months ended June 30, 2021 amounted to €6,955 million, an 8.0% decrease compared with the €7,561 million recorded for the six months ended June 30, 2020, due to the depreciation of the currencies of the main non-euro countries where the BBVA Group operates against the euro. At constant exchange rates, net interest income increased by 0.9%, mainly due to the 2.0% period-on-period increase in net interest income in Mexico as a result of the lower funding costs and the higher securities portfolio contribution (as a result of an increase in both volume and yield).
The following factors, set out by region, contributed to the decrease in net interest income:
•Turkey: there was a 32.5% period-on-period decrease as a result of the increase in funding costs and the depreciation of the Turkish lira against the euro, partially offset by the higher customer spreads in Turkish lira-denominated loans and higher loan volumes.
•Spain: there was a 2.2% period-on-period decrease, mainly as a result of the lower interest rate environment.
•South America: there was a 8.0% period-on-period decrease, mainly as a result of the depreciation of the currencies of the main countries in the region where the BBVA Group operates against the euro, partially offset by an increase in the volume of loans, in particular, corporate loans in Colombia and consumer loans in Peru, which were supported by new recovery plans.
The decrease in net interest income was partially offset by:
•Mexico: there was a 2.0% period-on-period increase, mainly as a result of lower funding costs and the higher securities portfolio contribution (both in terms of volume and yield), partially offset by the depreciation of the Mexican peso against the euro.
Dividend income
Dividend income for the six months ended June 30, 2021 amounted to €125 million, a 68.7% increase compared with the €74 million recorded for the six months ended June 30, 2020 mainly as a result of higher dividend income relating to Spain, particularly in the non-trading portfolio.
Share of profit or loss of entities accounted for using the equity method
Share of profit or loss of entities accounted for using the equity method for the six months ended June 30, 2021 amounted to a €5 million loss, a 68.2% decrease compared with the €17 million loss recorded for the six months ended June 30, 2020.

Fee and commission income
The table below provides a breakdown of fee and commission income for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,

	2021	2020	Change
	(In Millions of Euros)		(In %)
Bills receivables	11	17	(34.3)
Demand accounts	199	168	18.0
Credit and debit cards and TPVs	1,181	1,020	15.8
Checks	64	69	(6.2)
Transfers and other payment orders	305	271	12.6
Insurance product commissions	109	71	53.3
Loan commitments given	111	87	27.5
Other commitments and financial guarantees given	178	178	(0.4)
Asset management	607	566	7.3
Securities fees	169	186	(9.0)
Custody securities	78	73	7.3
Other fees and commissions	299	283	5.9
Fee and commission income	3,311	2,987	10.8
Fee and commission income increased by 10.8% to €3,311 million for the six months ended June 30, 2021 from the €2,987 million recorded for the six months ended June 30, 2020, primarily due to the increased volume of transactions by credit card customers especially in Mexico and South America (once the restrictions on mobility caused by the COVID-19 pandemic were eliminated), the increase in insurance product commissions in Spain and the increase in brokerage and payment systems fees in Turkey, as well as the removal of the temporary waiver or reduction of fees in certain regions, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates against the euro.
Fee and commission expense
The breakdown of fee and commission expense for the six months ended June 30, 2021 and 2020 is as follows:

	For the six months ended June 30,

	2021	2020	Change
	(In Millions of Euros)		(In %)
Demand accounts	2	3	(18.2)
Credit and debit cards	612	576	6.2
Transfers and other payment orders	56	46	21.8
Commissions for selling insurance	25	25	1.7
Custody securities	25	25	(1.3)
Other fees and commissions	275	254	8.5
Fee and commission expense	996	929	7.2
Fee and commission expense increased by 7.2% to €996 million for the six months ended June 30, 2021 from the €929 million recorded for the six months ended June 30, 2020, primarily due to the higher volume of transactions as a result of the recovery from the COVID-19 pandemic, particularly involving credit cards, and the removal of the temporary waiver or reduction of fees in certain regions, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates against the euro.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities increased by 4.7% to €878 million for the six months ended June 30, 2021 compared to the net gain of €839 million recorded for the six months ended June 30, 2020, mainly due to the positive performance of the Global Markets unit in Europe and the increases in the values of certain investments, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates against the euro.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,

	2021	2020	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	121	202	(40.4)
Financial assets at fair value through other comprehensive income	115	97	18.4
Financial assets at amortized cost	5	102	(94.7)
Other financial assets and liabilities	—	3	(87.1)
Gains (losses) on financial assets and liabilities held for trading, net	463	270	71.7
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	280	129	117.6
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	96	203	(52.6)
Gains (losses) from hedge accounting, net	(81)	35	n.m. (1)
Net gains (losses) on financial assets and liabilities	878	839	4.7
(1) Not meaningful.
Gains on derecognition of financial assets and liabilities not measured at fair value through profit or loss decreased 40.4% to €121 million in the six months ended June 30, 2021 from €202 million in the six months ended June 30, 2020 mainly due to the decrease in gains associated with interest-bearing securities in Spain.
Gains on financial assets and liabilities held for trading increased by 71.7% to €463 million in the six months ended June 30, 2021 from €270 million in the six months ended June 30, 2020, mainly as a result of gains on trading derivatives in foreign currency positions in Spain and Turkey.
Gains on non-trading financial assets mandatorily at fair value through profit or loss amounted to €280 million in the six months ended June 30, 2021 compared with the €129 million recorded in the six months ended June 30, 2020, primarily due to the positive impact of changes in exchange rates on certain foreign currency positions in particular, in Turkey.
Exchange differences, net
Exchange differences increased by 17.3% to a €206 million gain for the six months ended June 30, 2021 from €176 million gain for the six months ended June 30, 2020 mainly as a result of the positive impact of changes in exchange rates on certain foreign currency positions.
Other operating income and expense, net
Other operating income for the six months ended June 30, 2021 increased by 54.2% to €340 million compared with the €221 million recorded for the six months ended June 30, 2020, mainly as a result of a higher adjustment for hyperinflation in Argentina.
Other operating expense for the six months ended June 30, 2021 amounted to €997 million, a 22.5% increase compared with the €814 million recorded for the six months ended June 30, 2020, mainly driven by the greater contributions made to the ECB’s Single Resolution Fund in Spain and the higher adjustment for hyperinflation in Argentina.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the six months ended June 30, 2021 was €1,350 million, a 3.3% increase compared with the €1,307 million recorded for the six months ended June 30, 2020.
Expense on insurance and reinsurance contracts for the six months ended June 30, 2021 was €909 million, an 18.9% increase compared with the €765 million recorded for the six months ended June 30, 2020, mainly as a result of a higher claims ratio in Mexico derived from the impacts of the COVID-19 pandemic.

Administration costs
Administration costs, which include personnel expense and other administrative expense, for the six months ended June 30, 2021 amounted to €3,983 million, a 0.4% decrease compared with the €3,999 million recorded for the six months ended June 30, 2020.
The table below provides a breakdown of personnel expense for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,

	2021	2020	Change
	(In Millions of Euros)		(In %)
Wages and salaries	1,823	1,825	(0.1)
Social security costs	333	348	(4.4)
Defined contribution plan expense	37	40	(5.7)
Defined benefit plan expense	27	26	1.8
Other personnel expense	152	147	3.6
Personnel expense	2,371	2,385	(0.6)
The table below provides a breakdown of other administrative expense for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,

	2021	2020	Change
	(In Millions of Euros)		(In %)
Technology and systems	565	558	1.3
Communications	87	88	(0.7)
Advertising	101	99	2.8
Property, fixtures and materials	190	211	(9.6)
Taxes other than income tax	201	188	6.9
Surveillance and cash courier services	85	80	6.7
Other expense	383	392	(2.3)
Other administrative expense	1,612	1,614	(0.1)

Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2021 was €615 million, a 7.0% decrease compared with the €661 million recorded for the six months ended June 30, 2020, mainly due to the depreciation of the currencies of the main non-euro countries where the BBVA Group operates against the euro.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results for six months ended June 30, 2021 amounted to an expense of €928 million, a 79.1% increase compared with the €518 million expense recorded for the six months ended June 30, 2020, mainly as a result of the agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which resulted in a provision amounting to €754 million which has been recognized in the Corporate Center. See “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 23 to our Unaudited Condensed Interim Consolidated Financial Statements. The increase was offset, in part, by lower commitments and guarantees given.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2021 was an expense of €1,580 million, a 55.8% decrease compared with the €3,572 million expense recorded for the six months ended June 30, 2020, mainly due to lower credit impairment requirements, higher write-offs and recoveries and the improvement of the macroeconomic scenario. The six months ended June 30, 2020 were adversely impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost. The non-performing loan ratio, and the related coverage ratio, as of June 30, 2021 and December 31, 2020, have been affected by the temporary moratoria and other relief measures adopted to address the effects of the COVID-19 pandemic.
The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	(8)	70	n.m.(1)
Financial assets at amortized cost	1,587	3,502	(54.7)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	1,580	3,572	(55.8)
(1) Not meaningful.
Impairment or reversal of impairment on non-financial assets
Impairment or reversal of impairment on non-financial assets for the six months ended June 30, 2021 amounted to an expense of €196 million, compared with the €65 million expense recorded for the six months ended June 30, 2020, mainly as a result of the impairment recognized due to the closing of rented offices pursuant to the agreement reached with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which has been recognized in the Corporate Center under line item “Provisions or reversal of provisions and other results”. See “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 23 to our Unaudited Condensed Interim Consolidated Financial Statements.
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates for the six months ended June 30, 2021 amounted to a €5 million gain compared with the €57 million loss recorded for the six months ended June 30, 2020.

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
Losses from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the six months ended June 30, 2021 was a €73 million loss, compared with the €10 million loss recorded for the six months ended June 30, 2020, mainly due to the losses recognized due to the closing of offices for own use and the decommission of facilities, pursuant to the agreement reached with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which have been recognized in the Corporate Center under line item “Provisions or reversal of provisions and other results”. See “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 23 to our Unaudited Condensed Interim Consolidated Financial Statements.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the six months ended June 30, 2021 amounted to €2,889 million, a 64.4% increase compared with the €1,757 million operating profit before tax recorded for the six months ended June 30, 2020.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the six months ended June 30, 2021 amounted to €782 million, a 64.1% increase compared with the €477 million expense recorded for the six months ended June 30, 2020, mainly due to the decrease in operating profit before tax.
Profit / (loss) from discontinued operations, net
Profit from discontinued operations for the six months ended June 30, 2021 amounted to €280 million compared with the €2,104 million loss recorded for the six months ended June 30, 2020. Profit from discontinued operations for the six months ended June 30, 2020 was adversely impacted by the goodwill impairment losses recognized in the United States CGU, which were recorded in this line item. See Note 20 to our Unaudited Condensed Interim Consolidated Financial Statements and “Presentation of Financial Information―Agreement for the sale of BBVA USA Bancshares, Inc.” and “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group” in our 2020 Form 20-F. In addition, the change is attributable in part to the increased profit generated by the companies included within the scope of the USA Sale until its closing on June 1, 2021.
Profit / (loss)
As a result of the foregoing, profit for the six months ended June 30, 2021 amounted to €2,387 million compared with the €823 million loss recorded for the six months ended June 30, 2020.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for six months ended June 30, 2021 amounted to €1,911 million compared with the €1,157 million loss recorded for the six months ended June 30, 2020.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the six months ended June 30, 2021 amounted to €476 million, a 42.7% increase compared with the €333 million profit attributable to non-controlling interests recorded for the six months ended June 30, 2020.
Results of operations by operating segment for the six months ended June 30, 2021 compared with the six months ended June 30, 2020
The information contained in this section is presented under management criteria. The tables set forth below show the income statement of our operating segments and Corporate Center for the periods indicated. In addition, the income statement of our operating segments and Corporate Center is reconciled to the consolidated income statement of the Group.
The following tables provide restated unaudited condensed interim consolidated financial information for the six months ended June 30, 2020 by operating segment due to the change in the reporting structure of the BBVA Group’s operating segments during the first quarter of 2021. See “Presentation of Financial Information—Changes in Operating Segments”.

	For the six months ended June 30, 2021
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income	1,762	2,771	1,036	1,328	140	(82)	—	6,955
Net fees and commissions	1,058	581	297	267	135	(23)	—	2,315
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	283	165	180	180	109	168	—	1,084
Other operating income and expense, net (3)	(46)	87	58	(295)	16	84	—	(95)
Gross income	3,057	3,604	1,571	1,480	400	147	—	10,259
Administration costs	(1,280)	(1,110)	(435)	(613)	(217)	(329)	—	(3,983)
Depreciation and amortization	(220)	(158)	(64)	(70)	(10)	(95)	—	(615)
Net margin before provisions (4)	1,557	2,337	1,073	797	173	(277)	—	5,661
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(343)	(741)	(168)	(343)	15	—	—	(1,580)
Provisions or reversal of provisions and other results	(202)	9	48	(29)	(4)	(1,013)	196	(996)
Impairment or reversal of impairment on non-financial assets	—	—	—	—	—	—	(196)	(196)
Operating profit/ (loss) before tax	1,013	1,605	953	424	184	(1,290)	—	2,889
Tax expense or income related to profit or loss from continuing operations	(266)	(478)	(175)	(131)	(39)	307	—	(782)
Profit / (loss) from continuing operations	746	1,127	778	293	145	(983)	—	2,107
Profit from discontinued operations/ Profit from corporate operations, net	—	—	—	—	—	280	—	280
Profit / (loss)	746	1,127	778	293	145	(703)	—	2,387
Profit / (loss) attributable to non-controlling interests	(1)	—	(394)	(75)	—	(5)	—	(476)
Profit / (loss) attributable to parent company	745	1,127	384	218	145	(708)	—	1,911
(1) Adjustments in the six months ended June 30, 2021 correspond to the accounting of the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to a €196 million expense for the six months ended June 30, 2021. In this section, information relating to our Corporate Center for 2021 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”. However, for purposes of the Group financial statements, such losses are presented under the heading “Impairment or reversal of impairment on non-financial assets”.
(2) Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(3) Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(4) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the six months ended June 30, 2020 (1)
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income	1,801	2,717	1,534	1,443	145	(79)	—	7,561
Net fees and commissions	908	511	264	232	180	(38)	—	2,058
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	165	232	127	172	104	215	—	1,014
Other operating income and expense, net (3)	34	93	32	(183)	22	8	—	6
Gross income	2,909	3,553	1,957	1,664	451	106	—	10,639
Administration costs	(1,302)	(1,044)	(479)	(636)	(220)	(317)	—	(3,999)
Depreciation and amortization	(230)	(159)	(83)	(83)	(11)	(96)	—	(661)
Net margin before provisions (4)	1,376	2,351	1,394	945	221	(307)	—	5,980
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(883)	(1,394)	(618)	(603)	(74)	—	—	(3,572)
Provisions or reversal of provisions and other results	(365)	(64)	(61)	(45)	(6)	(109)	65	(585)
Impairment or reversal of impairment on non-financial assets	—	—	—	—	—	—	(65)	(65)
Operating profit/ (loss) before tax	128	893	715	297	140	(416)	—	1,757
Tax expense or income related to profit or loss from continuing operations	(18)	(237)	(175)	(81)	(31)	66	—	(477)
Profit / (loss) from continuing operations	110	656	540	216	109	(350)	—	1,281
Profit / (loss) from discontinued operations /Profit from corporate operations (net)	—	—	—	—	—	(2,104)	—	(2,104)
Profit / (loss)	110	656	540	216	109	(2,453)	—	(823)
Profit / (loss) attributable to non-controlling interests	(2)	—	(274)	(57)	—	(1)	—	(333)
Profit / (loss) attributable to parent company	108	656	266	159	109	(2,454)	—	(1,157)
(1) Restated. See “Presentation of Financial Information—Changes in Operating Segments”. Adjustments in the six months ended June 30, 2020, correspond to the accounting of the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to a €65 million expense for the six months ended June 30, 2020. In this section, information relating to our Corporate Center for 2020 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”. However, for purposes of the Group financial statements, such losses are presented under the heading “Impairment or reversal of impairment on non-financial assets”.
(2) Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(3) Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(4) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the six months ended June 30,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Net interest income	1,762	1,801	(2.2)
Net fees and commissions	1,058	908	16.5
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	283	165	71.3
Other operating income and expense, net	(227)	(203)	11.8
Income and expense on insurance and reinsurance contracts	180	237	(23.9)
Gross income	3,057	2,909	5.1
Administration costs	(1,280)	(1,302)	(1.8)
Depreciation and amortization	(220)	(230)	(4.7)
Net margin before provisions (2)	1,557	1,376	13.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(343)	(883)	(61.1)
Provisions or reversal of provisions and other results	(202)	(365)	(44.8)
Operating profit/(loss) before tax	1,013	128	n.m. (3)
Tax expense or income related to profit or loss from continuing operations	(266)	(18)	n.m. (3)
Profit / (loss) from continuing operations	746	110	n.m. (3)
Profit / (loss) from corporate operations, net	—	—	—
Profit / (loss)	746	110	n.m. (3)
Profit attributable to non-controlling interests	(1)	(2)	(28.2)
Profit / (loss) attributable to parent company	745	108	n.m. (3)
(1) Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2) Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3) Not meaningful.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2021 amounted to €1,762 million, a 2.2% decrease compared with the €1,801 million recorded for the six months ended June 30, 2020, mainly as a result of the lower interest rate environment. The net interest margin over total average assets of this operating segment amounted to 0.9% for the six months ended June 30, 2021 and 2020.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2021 amounted to €1,058 million, a 16.5% increase compared with the €908 million recorded for the six months ended June 30, 2020, mainly due to the increase in fee and commission income from asset management activities, banking services and insurance product commissions.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2021 was a net gain of €283 million, a 71.3% increase compared with the €165 million net gain recorded for the six months ended June 30, 2020, mainly as a result of the positive performance of the Global Markets unit and higher ALCO portfolio sales.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2021 amounted to a €227 million expense, an 11.8% increase compared with the €203 million income recorded for the six months ended June 30, 2020, mainly due to the greater contributions made to the ECB’s Single Resolution Fund.

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2021 was €180 million, a 23.9% decrease compared with the €237 million income recorded for the six months ended June 30, 2020, mainly as a result of the sale of the non-life portfolio (excluding health insurance) to Allianz in the fourth quarter of 2020, as a result of which the volume of the insurance business in Spain has been reduced (see “Item 4. Information on the Company—History and Development of the Company―Capital Divestitures—2020” in our 2020 Form 20-F).
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2021 amounted to €1,280 million, a 1.8% decrease compared with the €1,302 million recorded for the six months ended June 30, 2020.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2021 was €220 million, a 4.7% decrease compared with the €230 million recorded for the six months ended June 30, 2020.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2021 amounted to a €343 million expense, a 61.1% decrease compared with the €883 million expense recorded for the six months ended June 30, 2020, mainly due to lower credit impairment requirements, higher write-offs recoveries and the improvement of the macroeconomic scenario. The six months ended June 30, 2020 were impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2021 were a €202 million expense, a 44.8% decrease compared with the €365 million expense recorded for the six months ended June 30, 2020, mainly due to lower provisions for various purposes, including potential claims.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2021 was €1,013 million compared with the €128 million profit recorded for the six months ended June 30, 2020.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2021 was an expense of €266 million compared with the €18 million expense recorded for the six months ended June 30, 2020 as a result of the higher operating profit before tax.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2021 amounted to €745 million compared with the €108 million profit recorded for the six months ended June 30, 2020.

MEXICO

	For the six months ended June 30,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Net interest income	2,771	2,717	2.0
Net fees and commissions	581	511	13.6
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	165	232	(28.8)
Other operating income and expense, net	(95)	(124)	(23.5)
Income and expense on insurance and reinsurance contracts	182	217	(16.0)
Gross income	3,604	3,553	1.4
Administration costs	(1,110)	(1,044)	6.3
Depreciation and amortization	(158)	(159)	(0.6)
Net margin before provisions (2)	2,337	2,351	(0.6)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(741)	(1,394)	(46.8)
Provisions or reversal of provisions and other results	9	(64)	n.m. (3)
Operating profit/(loss) before tax	1,605	893	79.8
Tax expense or income related to profit or loss from continuing operations	(478)	(237)	101.9
Profit / (loss) from continuing operations	1,127	656	71.8
Profit / (loss) from corporate operations, net	—	—	—
Profit / (loss)	1,127	656	71.8
Profit attributable to non-controlling interests	—	—	—
Profit / (loss) attributable to parent company	1,127	656	71.8
(1) Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3) Not meaningful.
In the six months ended June 30, 2021, the Mexican peso depreciated 1.8% against the euro in average terms compared with the six months ended June 30, 2020, resulting in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2021 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2021 amounted to €2,771 million, a 2.0% increase compared with the €2,717 million recorded for the six months ended June 30, 2020, mainly as a result of lower funding costs and the higher securities portfolio contribution (both in terms of volume and yield), partially offset by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 3.9% increase.
The net interest margin over total average assets of this operating segment amounted to 5.1% for the six months ended June 30, 2021, compared with 5.0% for the six months ended June 30, 2020.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2021 amounted to €581 million, a 13.6% increase compared with the €511 million recorded for the six months ended June 30, 2020, mainly due to the increased volume of transactions by credit card customers once the restrictions on mobility were eliminated, and higher banking fees charged, once the temporary waiver or reduction of certain fees was terminated, partially offset by the depreciation of the Mexican peso against the euro. At a constant exchange rate, there was a 15.7% period-on-period increase.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences, net, of this operating segment for the six months ended June 30, 2021 were €165 million, a 28.8% decrease compared with the €232 million gain recorded for the six months ended June 30, 2020, mainly as a result of decreased sales in the Global Markets unit in Mexico mainly as a result of increased volatility in the financial markets, decreased securities’ sales within the ALCO portfolio and, to a lesser extent, the depreciation of the Mexican peso against the euro.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2021 was an expense of €95 million, a 23.5% decrease compared with the €124 million expense recorded for the six months ended June 30, 2020, mainly as a result of lower contributions made to the Deposit Guarantee Fund and the depreciation of the Mexican peso against the euro.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2021 was €182 million, a 16.0% decrease compared with the €217 million income recorded for the six months ended June 30, 2020, mainly due to the higher claims ratio derived from the impacts of the COVID-19 pandemic.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2021 were €1,110 million, a 6.3% increase compared with the €1,044 million recorded for the six months ended June 30, 2020, mainly due to higher personnel and certain general expenses related to technology, partially offset by the depreciation of the Mexican peso. At a constant exchange rate, administration costs increased by 8.3%. Such increase was below Mexico’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2021 was €158 million, a 0.6% decrease compared with the €159 million recorded for the six months ended June 30, 2020.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2021 was €741 million expense, a 46.8% decrease compared with the €1,394 million expense recorded for the six months ended June 30, 2020, mainly due to lower credit impairment requirements, especially in the retail portfolio, and higher write-offs recoveries. The six months ended June 30, 2020 were impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost, mainly loans and advances to customers.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2021 were €9 million income compared with the €64 million expense recorded for the six months ended June 30, 2020.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2021 was €1,605 million, a 79.8% increase compared with the €893 million of operating profit recorded for the six months ended June 30, 2020.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2021 was €478 million compared with the €237 million expense recorded for the six months ended June 30, 2020, mainly as a result of the higher operating profit before tax.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2021 amounted to €1,127 million, a 71.8% increase compared with the €656 million recorded for the six months ended June 30, 2020.

TURKEY

	For the six months ended June 30,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Net interest income	1,036	1,534	(32.5)
Net fees and commissions	297	264	12.5
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	180	127	41.9
Other operating income and expense, net	29	(6)	n.m. (2)
Income and expense on insurance and reinsurance contracts	30	38	(20.7)
Gross income	1,571	1,957	(19.7)
Administration costs	(435)	(479)	(9.2)
Depreciation and amortization	(64)	(83)	(23.6)
Net margin before provisions (3)	1,073	1,394	(23.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(168)	(618)	(72.9)
Provisions or reversal of provisions and other results	48	(61)	n.m. (2)
Operating profit/(loss) before tax	953	715	33.2
Tax expense or income related to profit or loss from continuing operations	(175)	(175)	(0.4)
Profit / (loss) from continuing operations	778	540	44.0
Profit / (loss) from corporate operations, net	—	—	—
Profit / (loss)	778	540	44.0
Profit attributable to non-controlling interests	(394)	(274)	43.7
Profit / (loss) attributable to parent company	384	266	44.3
(1) Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2) Not meaningful.
(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
The Turkish lira depreciated 24.9% against the euro in average terms in the six months ended June 30, 2021, resulting in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2021 and in the results of operations of the Turkey operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2021 amounted to €1,036 million, a 32.5% decrease compared with the €1,534 million recorded for the six months ended June 30, 2020 as a result of the increase in funding costs and the depreciation of the Turkish lira against the euro, partially offset by the higher customer spreads in Turkish lira-denominated loans and higher loan volumes. At a constant exchange rate, there was a 10.1% decrease in net interest income.
The net interest margin over total average assets of this operating segment amounted to 3.6% for the six months ended June 30, 2021, compared with 4.8% for the six months ended June 30, 2020.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2021 amounted to €297 million, a 12.5% increase compared with the €264 million recorded for the six months ended June 30, 2020, mainly as a result of the increase in brokerage and payment systems fees, partially offset by the depreciation of the Turkish lira.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences, net, of this operating segment for the six months ended June 30, 2021 amounted to €180 million, a 41.9% increase compared with the €127 million gain recorded for the six months ended June 30, 2020, mainly due to gains on trading derivatives in foreign currency positions, partially offset by the depreciation of the Turkish lira.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2021 was income of €29 million compared with the €6 million expense recorded for the six months ended June 30, 2020.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2021 was €30 million, a 20.7% decrease compared with the €38 million income recorded for the six months ended June 30, 2020, mainly as a result of the depreciation of the Turkish lira.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2021 amounted to €435 million, a 9.2% decrease compared with the €479 million recorded for the six months ended June 30, 2020, mainly as a result of the depreciation of the Turkish lira against the euro. At a constant exchange rate, administration costs increased by 20.8%, attributed mainly to the increase in certain general expenses, which was slightly above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2021 was €64 million, a 23.6% decrease compared with the €83 million recorded for the six months ended June 30, 2020, mainly as a result of the depreciation of the Turkish lira against the euro.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2021 was a €168 million expense, a 72.9% decrease compared with the €618 million expense recorded for the six months ended June 30, 2020, mainly due to lower allowances for loan losses for specific wholesale portfolio customers during the first half of 2021 and the positive evolution of write-off recoveries. The six months ended June 30, 2020 were impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost, mainly loans and advances to customers.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2021 were a €48 million income compared with the €61 million expense recorded for the six months ended June 30, 2020, mainly due to higher real estate sales gains and the lower provisions for special funds and contingent liabilities.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2021 was €953 million, a 33.2% increase compared with the €715 million recorded for the six months ended June 30, 2020. At a constant exchange rate, operating profit increased by 77.3%.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2021 and 2020 was €175 million. Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2020 was impacted by the increase in deferred tax expense, particularly in relation to loss allowances (which increased temporarily to a 35% tax rate). For the six months ended June 30, 2021, the applicable tax rate decreased to 26%.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2021 amounted to €394 million, a 43.7% increase compared with th~~e~~ €274 million recorded for the six months ended June 30, 2020.

Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2021 amounted to €384 million, a 44.3% increase compared with the €266 million recorded for the six months ended June 30, 2020.

SOUTH AMERICA

	For the six months ended June 30,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Net interest income	1,328	1,443	(8.0)
Net fees and commissions	267	232	15.0
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	180	172	4.5
Other operating income and expense, net	(335)	(232)	44.5
Income and expense on insurance and reinsurance contracts	40	49	(18.4)
Gross income	1,480	1,664	(11.1)
Administration costs	(613)	(636)	(3.7)
Depreciation and amortization	(70)	(83)	(15.5)
Net margin before provisions (2)	797	945	(15.6)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(343)	(603)	(43.0)
Provisions or reversal of provisions and other results	(29)	(45)	(35.1)
Operating profit/(loss) before tax	424	297	42.9
Tax expense or income related to profit or loss from continuing operations	(131)	(81)	61.1
Profit / (loss) from continuing operations	293	216	36.0
Profit / (loss) from corporate operations, net	—	—	—
Profit / (loss)	293	216	36.0
Profit attributable to non-controlling interests	(75)	(57)	33.2
Profit / (loss) attributable to parent company	218	159	37.0
(1) Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
.
In the six months ended June 30, 2021, the Argentine peso, the Colombian peso and the Peruvian sol depreciated by 9.2% (considering the period-end exchange rates), 6.9% and 16.2%, respectively, against the euro in average terms, compared with the six months ended June 30, 2020. Changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2021 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the six months ended June 30, 2021 and 2020, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies” in our 2020 Form 20-F).
The sale of BBVA Paraguay closed in January 2021. See “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2019” in our 2020 Form 20-F and “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition—Sale of the BBVA Group’s stake in Paraguay”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2021 amounted to €1,328 million, an 8.0% decrease compared with the €1,443 million recorded for the six months ended June 30, 2020, mainly as a result of the depreciation of the currencies of the main countries in the region where the BBVA Group operates against the euro. At constant exchange rates, there was a 9.8% increase explained mainly by an increase in the volume of loans, in particular, corporate loans in Colombia and consumer loans in Peru, which were supported by new recovery plans. The net interest margin over total average assets of this operating segment amounted to 5.1% for the six months ended June 30, 2021, compared with 5.2% for the six months ended June 30, 2020.

Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2021 amounted to €267 million income, a 15.0% increase compared with the €232 million income recorded for the six months ended June 30, 2020, mainly as a result of higher transaction volumes after the sharp fall in activity due to the COVID-19 pandemic, and increases in certain credit cards fees in Argentina, Colombia and Peru, after the temporary waiver or reduction of certain fees was terminated, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro. At a constant exchange rate, there was a 39.8% increase.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2021 were €180 million, a 4.5% increase compared with the €172 million gain recorded for the six months ended June 30, 2020, mainly due to the positive impact of changes in exchange rates on foreign currency derivatives, in particular, in Peru, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2021 was €335 million expense, a 44.5% increase compared with the €232 million expense recorded for the six months ended June 30, 2020, mainly driven by the adjustment for hyperinflation in Argentina, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro.
Income and expense from insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2021 was €40 million, an 18.4% decrease compared with the €49 million net income recorded for the six months ended June 30, 2020 mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro. At constant exchange rates, there was a 1.2% decrease.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2021 amounted to €613 million, a 3.7% decrease compared with the €636 million recorded for the six months ended June 30, 2020 mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro, offset in part by increases in the inflation rate in certain countries.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2021 was €70 million, a 15.5% decrease compared with the €83 million recorded for the six months ended June 30, 2020, mainly due to the depreciation of the currencies of the main countries where the BBVA Group operates in the region against the euro.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2021 was a €343 million expense, a 43.0% decrease compared with the €603 million expense recorded for the six months ended June 30, 2020, mainly as a result of lower credit deterioration and higher recoveries in Peru and Colombia. The six months ended June 30, 2020 were impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost, mainly loans and advances to customers.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2021 were a €29 million expense, a 35.1% decrease compared with the €45 million expense recorded for the six months ended June 30, 2020, attributable mainly to lower provisions for contingent risks related to the COVID-19 pandemic.
Operating profit/ (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2021 was €424 million, a 42.9% increase compared with the €297 million profit recorded for the six months ended June 30, 2020.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2021 was €131 million, a 61.1% increase compared with the €81 million expense recorded for the six months ended June 30, 2020, mainly as a result of the higher operating profit before tax.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2021 amounted to €75 million, a 33.2% increase compared with the €57 million recorded for the six months ended June 30, 2020.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2021 amounted to €218 million, a 37.0% increase compared with the €159 million recorded for the six months ended June 30, 2020.

REST OF BUSINESS

	For the six months ended June 30,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Net interest income	140	145	(3.5)
Net fees and commissions	135	180	(25.1)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	109	104	5.4
Other operating income and expense, net	14	19	(25.3)
Income and expense on insurance and reinsurance contracts	2	3	(31.1)
Gross income	400	451	(11.2)
Administration costs	(217)	(220)	(1.2)
Depreciation and amortization	(10)	(11)	(8.0)
Net margin before provisions (3)	173	221	(21.4)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	15	(74)	n.m. (2)
Provisions or reversal of provisions and other results	(4)	(6)	(25.1)
Operating profit/(loss) before tax	184	140	31.3
Tax expense or income related to profit or loss from continuing operations	(39)	(31)	25.8
Profit / (loss) from continuing operations	145	109	32.9
Profit / (loss) from corporate operations, net	—	—	—
Profit / (loss)	145	109	32.9
Profit attributable to non-controlling interests	—	—	—
Profit / (loss) attributable to parent company	145	109	32.9
(1) Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2) Not meaningful.
(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2021 amounted to €140 million, a 3.5% decrease compared with the €145 million recorded for the six months ended June 30, 2020. The net interest margin over total average assets of this operating segment amounted to 0.8% for the six months ended June 30, 2021 and 2020.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2021 amounted to €135 million, a 25.1% decrease compared with the €180 million recorded for the six months ended June 30, 2020 mainly due to decreased commissions from earnings from the broker-dealer BBVA Securities in the United States.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2021 were €109 million, a 5.4% increase compared with the €104 million net gain recorded for the six months ended June 30, 2020, mainly due to the positive performance of the branches in Asia and of the activities the Group develops in the United States through its broker-dealer BBVA Securities Inc.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2021 was €14 million income compared with the €19 million income recorded for the six months ended June 30, 2020.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2021 amounted to €217 million, a 1.2% decrease compared with the €220 million recorded for the six months ended June 30, 2020.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2021 amounted to €10 million compared with the €11 million recorded for the six months ended June 30, 2020.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2021 amounted to income of €15 million compared with the €74 million expense recorded for the six months ended June 30, 2020. The six months ended June 30, 2020 was impacted by the worsening macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic, which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost, mainly loans and advances to customers.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2021 were a €4 million expense compared with the €6 million expense recorded for the six months ended June 30, 2020.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2021 was €184 million, a 31.3% increase compared with the €140 million recorded for the six months ended June 30, 2020.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2021 was €39 million, a 25.8% increase compared with the €31 million expense recorded for the six months ended June 30, 2020.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2021 amounted to €145 million, a 32.9% increase compared with the €109 million recorded for the six months ended June 30, 2020.

CORPORATE CENTER

	For the six months ended June 30,
	2021	2020	Change
	(In Millions of Euros)		(In %)
Net interest income/(expense)	(82)	(79)	3.3
Net fees and commissions	(23)	(38)	(39.5)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	168	215	(22.1)
Other operating income and expense, net	84	18	n.m. (2)
Income and expense on insurance and reinsurance contracts	—	(10)	(97.3)
Gross income	147	106	38.3
Administration costs	(329)	(317)	3.6
Depreciation and amortization	(95)	(96)	(1.1)
Net margin before provisions (3)	(277)	(307)	(9.8)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	—	—	n.m. (2)
Provisions or reversal of provisions and other results	(1,013)	(109)	n.m. (2)
Operating profit/(loss) before tax	(1,290)	(416)	209.9
Tax expense or income related to profit or loss from continuing operations	307	66	n.m. (2)
Profit / (loss) from continuing operations excluding corporate operations	(983)	(350)	180.8
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations, net	280	(2,104)	n.m. (2)
Profit / (loss)	(703)	(2,453)	(71.3)
Profit attributable to non-controlling interests	(5)	(1)	n.m. (2)
Profit / (loss) attributable to parent company	(708)	(2,454)	(71.1)
(1) Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2) Not meaningful.
(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income / (expense)
Net interest expense of the Corporate Center for the six months ended June 30, 2021 was €82 million, a 3.3% increase compared with the €79 million net expense recorded for the six months ended June 30, 2020.
Net fees and commissions
Net fees and commissions of the Corporate Center for the six months ended June 30, 2021 was an expense of €23 million compared with the €38 million expense recorded for the six months ended June 30, 2020.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of the Corporate Center for the six months ended June 30, 2021 were €168 million, a 22.1% decrease compared with the €215 million gain recorded for the six months ended June 30, 2020, mainly as a result of decreases in the market values of certain investments.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the six months ended June 30, 2021 was €84 million net income compared with the €18 million net income recorded for the six months ended June 30, 2020, mainly as a result of higher dividend income from investees accounted for under the equity method.
Administration costs
Administration costs of the Corporate Center for the six months ended June 30, 2021 amounted to €329 million, a 3.6% increase compared with the €317 million recorded for the six months ended June 30, 2020.
Depreciation and amortization
Depreciation and amortization of the Corporate Center for the six months ended June 30, 2021 was €95 million, a 1.1% decrease compared with the €96 million recorded for the six months ended June 30, 2020.

Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the six months ended June 30, 2021 were a €1,013 million expense compared with the €109 million expense recorded for the six months ended June 30, 2020. Provisions for the six months ended June 30, 2021 include the provision recorded in connection with the agreement on the collective layoff procedure BBVA reached with union representatives on April 13, 2021 in Spain, amounting to €754 million. See “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 23 to our Unaudited Condensed Interim Consolidated Financial Statements.
Operating profit/ (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the six months ended June 30, 2021 was €1,290 million compared with the €416 million loss recorded for the six months ended June 30, 2020.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the six months ended June 30, 2021 amounted to €307 million compared with the €66 million income recorded for the six months ended June 30, 2020.
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations, net
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations of the Corporate Center for the six months ended June 30, 2021 amounted to €280 million profit compared with the €2,104 million loss recorded for the six months ended June 30, 2020. The loss in the six months ended June 30, 2020 was mainly the result of the goodwill impairment losses recognized in the United States CGU, which were recorded in this line item. The change was also attributable to the profit generated by the companies included within the scope of the USA Sale until its closing on June 1, 2021. See Note 20 to our Unaudited Condensed Interim Consolidated Financial Statements, “Presentation of Financial Information―Agreement for the sale of BBVA USA Bancshares, Inc.” and “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group” in our 2020 Form 20-F.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the six months ended June 30, 2021 was €708 million, a 71.1% decrease compared with the €2,454 million loss recorded for the six months ended June 30, 2020.

5B. Liquidity and Capital Resources
See Note 6.3 to our Unaudited Condensed Interim Consolidated Financial Statements for information on the BBVA Group’s liquidity. Certain additional information is provided below.
Customer deposits
Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €351,015 million as of June 30, 2021 compared with €353,224 million as of December 31, 2020, a 0.6% decrease.
Our customer deposits, excluding repurchase agreements, amounted to €339,693 million as of June 30, 2021 compared with €343,608 million as of December 31, 2020.
Deposits from credit institutions and central banks
The following table shows amounts due to credit institutions and central banks as of June 30, 2021 and 2020 and as of December 31, 2020:

	As of June 30,	As of December 31,	As of June 30,
	2021	2020	2020
	(In Millions of Euros)
Deposits from credit institutions	39,410	44,187	60,974
Deposits from central banks	63,915	51,454	52,353
Total	103,325	95,642	113,326
Deposits from credit institutions and central banks amounted to €103,325 million as of June 30, 2021 compared with the €95,642 million as of December 31, 2020. The increase was mainly attributable to an increase in time deposits as a result of higher drawdowns under the TLTRO III facilities of the ECB.
Capital markets
We make debt issuances in the domestic and international capital markets in order to finance our activities. As of June 30, 2021 we had €40,374 million of debt certificates, comprising €38,575 million in bonds and debentures and €1,800 million in promissory notes and other securities, compared with €45,304 million, €43,419 million and €1,884 million outstanding, respectively, as of December 31, 2020 (see Note 21.4 to the Unaudited Condensed Interim Consolidated Financial Statements).
In addition, we had a total of €14,685 million in subordinated debt and subordinated deposits as of June 30, 2021 compared with €16,295 million as of December 31, 2020. Preferred securities outstanding was nil as of June 30, 2021 compared with €194 million as of December 31, 2020.
The following is a breakdown as of June 30, 2021 of the maturities of our debt certificates (including bonds) subordinated debt, subordinated deposits and preferred securities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	58	685	969	7,148	19,922	11,592	40,374
Subordinated debt, subordinated deposits and preferred securities	—	2	111	70	2,080	12,422	14,685
Total	58	687	1,080	7,218	22,002	24,014	55,060

Generation of Cash Flow
We operate in Spain, Mexico, Turkey and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of different solvency, resolution and/or governance requirements. The obligation to satisfy such requirements may affect the ability of our banking subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries are incorporated, dividends may only be paid out of funds legally available and, in certain cases, subject to the prior approval of the competent regulatory or supervisory authorities.
Even where any applicable requirements are met and funds are legally available, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise. For example, in response to the crisis caused by the COVID-19 pandemic, certain restrictions were adopted that affect the distribution and/or repatriation of dividends of some of the Group's subsidiaries. See Note 1.5 to our Unaudited Condensed Interim Consolidated Financial Statements, Notes 1.5 and 7.2 to our Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” in our 2020 Form 20-F.
There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not adversely affect our liquidity. The geographic diversification of our businesses, however, may help to limit the effect on the Group of any restrictions that could be adopted in any given country.
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Capital
As of June 30, 2021 and December 31, 2020, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.
The minimum capital base requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
With regard to minimum capital requirements, the ECB, in its announcement on March 12, 2020, allowed banks to use Additional Tier 1 and Tier 2 capital instruments to comply with the Pillar II (P2R) requirements, with the same level of composition as Pillar I requirements, which is known as “Pillar 2 tiering.” This measure is reinforced by the relaxation of the Countercyclical Capital Buffer (CCyB) announced by various national macroprudential authorities and by other complementary measures published by the ECB. Furthermore, the BBVA Group received the results of the Supervisory Review and Evaluation Process (“SREP”) in December 2020. Through this letter, the ECB informed the Group that, from January 1, 2021 onwards, the Pillar 2 requirement would be maintained at 1.5%, to be distributed according to the Pillar 2 tiering. All of this has resulted in a fully-loaded CET1 requirement of 8.60% and a total capital requirement of 12.76%.
The consolidated total capital requirement includes: (i) the minimum capital requirement of Common Equity Tier 1 (CET1) of Pillar 1 (4.5%); (ii) the capital requirement of Additional Tier 1 (AT1) of Pillar 1 (1.5%); (iii) the capital requirement of Tier 2 of Pillar 1 (2%); (iv) the CET1 requirement of Pillar 2 (0.84%); (v) the AT1 requirement of Pillar 2 (0.28%); (vi) the capital requirement of Tier 2 of Pillar 2 (0.38%); (vii) the capital conservation buffer (2.5% of CET1); (viii) the capital buffer for Other Systemically Important Institutions (O-SIIs) (0.75% of CET1); and (ix) the Countercyclical Capital buffer of 0.01 of CET11.
BBVA’s fully-loaded CET1 ratio stood at 14.17% at June 30, 2021, which represents an increase of 244 basis points compared to December 31, 2020. The consolidated phased-in CET1 ratio stood at 14.37%. The difference is mainly explained by the effect of the transitory adjustments for the treatment of the impacts of IFRS 9 in capital ratios.

These fully-loaded ratios include the effect of the sale of BBVA Paraguay in the first quarter (approximate impact of +6 basis points), the USA Sale in the second quarter (approximate impact of +260 basis points) and the collective layoff procedure (approximate impact of -25 basis points). Excluding these impacts, during the first half of the year, BBVA´s profit generation, net of shareholder’s remuneration and the remuneration on contingent convertible securities (CoCos), contributed +45 basis points to the CET1 ratio and have made it possible to cover the negative evolution of market variables mainly in the first quarter of the year, as well as the regulatory impacts recorded throughout the first half of 2021.
Fully-loaded risk-weighted assets (RWA) decreased in the first half of the year by approximately -€47 billion, mainly as a result of the USA Sale and the sale of BBVA Paraguay. Excluding these impacts, RWA (which includes regulatory impacts) increased by approximately €5 billion.
The fully-loaded AT1 ratio stood at 1.87% (1.86% phased-in) at June 30, 2021, which included the impact of -€1 billion due to the early amortization of a series of CoCos issued in 2016, offset by the RWA reduction.

The fully-loaded Tier 2 ratio stood at 2.44%, which represents an increase of +14 basis points compared to December 31, 2020, mainly explained by the RWA reduction during the first half of the year. The phased-in Tier 2 ratio stood at 2.52%. The difference with the fully-loaded Tier 2 ratio relates mainly to the transitional treatment of certain subordinated issuances.
In February 2021, BBVA Uruguay issued the first sustainable bond in the Uruguayan financial market for $15 million at an initial interest rate of 3.854%.
As result of the above, the total fully-loaded capital ratio stood at 18.48% as of June 30, 2021, and total phased-in ratio stood at 18.75%.
Regarding MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA has received a new communication from the Bank of Spain regarding its minimum requirement that has been calculated taking into account the financial and supervisory information as of December 31, 2019 (as the reference date used for the calibration of the MREL is December 31, 2019, the effects, among other issues, of the USA Sale, have not been taken into account), and which supersedes the previous MREL communication published on November 19, 2019.
1 Provisional data

In accordance with this new MREL communication, BBVA has to reach, by January 1, 2022, an amount of own funds and eligible liabilities equal to 24.78% (in accordance with the new applicable regulation, the MREL in RWAs and the subordination requirement in RWAs do not include the combined capital buffer requirement. For these purposes, the applicable combined capital buffer requirement would be 2.5%, without prejudice to any other buffer that may be applicable at any time) of the total RWAs of its resolution group, on a sub-consolidated level. Within this MREL in RWAs, an amount equal to 13.50% of the RWAs shall be met with subordinated instruments.
This MREL in RWAs is equal to 10.25% in terms of the total exposure considered for calculating the leverage ratio (the “MREL in LR”), while the subordination requirement in RWAs is equal to 5.84% in terms of the total exposure considered for calculating the leverage ratio.
For BBVA, the most restrictive requirement as of today is the one expressed in terms of RWAs. The current own funds and eligible liabilities structure of the resolution group as of June 30, 2021 met the MREL in RWAs, being the MREL ratio in terms of RWA of 29.55%. Finally, as of June 30, 2021, the MREL in LR was 12.43% and the subordination ratios in terms of RWA and in terms of LR were 26.84% and 11.29%, respectively.
Finally, as of June 30, 2021, the phased-in leverage ratio, which includes the transitory treatment of certain capital elements (mainly the impact of IFRS 9), stood at 7.45% with a significant increase in the first half of the year which was mainly explained by the reduction in the exposure to the leverage ratio after the USA Sale. These figures include the effect of the temporary exclusion of certain positions with central banks provided for in the "CRR-Quick fix”.

5E. Off-Balance Sheet Arrangements
Note 30 to the Unaudited Condensed Interim Consolidated Financial Statements provides information on loan commitments and financial guarantees given by the Group as of June 30, 2021 and December 31, 2020.
The following table provides information regarding assets under management as of the dates indicated:

	As of June 30,	As of December 31,
	2021	2020
	(In Millions of Euros)
Mutual funds	69,814	64,869
Pension funds	37,709	36,215
Other resources	2,074	1,863
Total assets under management	109,598	102,947

Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2021

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE ACCOMPANYING UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012	F-66
APPENDIX II. Additional information on risk concentration	F-71

Unaudited condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020

ASSETS (Millions of Euros)
	Notes	June 2021	December 2020
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	8	61,687	65,520
FINANCIAL ASSETS HELD FOR TRADING	9	105,523	108,257
Derivatives		28,672	40,183
Equity instruments		14,315	11,458
Debt securities		25,116	23,970
Loans and advances to central banks		86	53
Loans and advances to credit institutions		28,831	20,499
Loans and advances to customers		8,504	12,095
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	10	5,742	5,198
Equity instruments		4,827	4,133
Debt securities		194	356
Loans and advances to customers		722	709
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,107	1,117
Debt securities		1,107	1,117
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	12	73,186	69,440
Equity instruments		1,347	1,100
Debt securities		71,811	68,308
Loans and advances to credit institutions		27	33
FINANCIAL ASSETS AT AMORTIZED COST	13	368,026	367,668
Debt securities		35,327	35,737
Loans and advances to central banks		5,087	6,209
Loans and advances to credit institutions		11,860	14,575
Loans and advances to customers		315,752	311,147
DERIVATIVES - HEDGE ACCOUNTING	14	1,530	1,991
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	23	51
JOINT VENTURES AND ASSOCIATES	15	1,400	1,437
Joint ventures		147	149
Associates		1,253	1,288
INSURANCE AND REINSURANCE ASSETS	22	285	306
TANGIBLE ASSETS	16	7,321	7,823
Properties, plant and equipment		7,111	7,601
For own use		6,826	7,311
Other assets leased out under an operating lease		285	290
Investment properties		210	222
INTANGIBLE ASSETS	17	2,303	2,345
Goodwill		889	910
Other intangible assets		1,414	1,435
TAX ASSETS	18	16,166	16,526
Current tax assets		1,104	1,199
Deferred tax assets		15,062	15,327
OTHER ASSETS	19	2,647	2,513
Insurance contracts linked to pensions		—	—
Inventories		446	572
Other		2,201	1,941
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	1,223	85,987
TOTAL ASSETS	5	648,169	736,176
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	June 2021	December 2020
FINANCIAL LIABILITIES HELD FOR TRADING	9	82,862	86,488
Derivatives		29,329	41,680
Short positions		10,485	12,312
Deposits from central banks		13,183	6,277
Deposits from credit institutions		18,497	16,558
Customer deposits		11,368	9,660
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	9,811	10,050
Customer deposits		852	902
Debt certificates		3,745	4,531
Other financial liabilities		5,214	4,617
Memorandum item: Subordinated liabilities		—	—
FINANCIAL LIABILITIES AT AMORTIZED COST	21	479,618	490,606
Deposits from central banks		50,731	45,177
Deposits from credit institutions		20,913	27,629
Customer deposits		338,795	342,661
Debt certificates		55,047	61,780
Other financial liabilities		14,132	13,358
Memorandum item: Subordinated liabilities		14,685	16,488
DERIVATIVES - HEDGE ACCOUNTING	14	2,384	2,318
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	—	—
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	22	10,535	9,951
PROVISIONS	23	6,460	6,141
Pensions and other post employment defined benefit obligations		3,923	4,272
Other long term employee benefits		43	49
Provisions for taxes and other legal contingencies		580	612
Commitments and guarantees given		697	728
Other provisions		1,217	479
TAX LIABILITIES	18	2,501	2,355
Current tax liabilities		677	545
Deferred tax liabilities		1,824	1,809
OTHER LIABILITIES	19	4,053	2,802
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	—	75,446
TOTAL LIABILITIES		598,225	686,156
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	June 2021	December 2020
SHAREHOLDERS’ FUNDS		59,864	58,904
Capital	25	3,267	3,267
Paid up capital		3,267	3,267
Unpaid capital which has been called up		—	—
Share premium		23,599	23,992
Equity instruments issued other than capital		—	—
Other equity		43	42
Retained earnings	26	31,320	30,508
Revaluation reserves		—	—
Other reserves	26	(239)	(164)
Reserves or accumulated losses of investments in joint ventures and associates		(239)	(164)
Other		—	—
Less: Treasury shares		(38)	(46)
Profit or loss attributable to owners of the parent		1,911	1,305
Less: Interim dividends		—	—
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	27	(15,348)	(14,356)
Items that will not be reclassified to profit or loss		(2,077)	(2,815)
Actuarial gains (losses) on defined benefit pension plans		(1,012)	(1,474)
Non-current assets and disposal groups classified as held for sale		—	(65)
Share of other recognized income and expense of investments in joint ventures and associates		—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income		(1,060)	(1,256)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(5)	(21)
Items that may be reclassified to profit or loss		(13,271)	(11,541)
Hedge of net investments in foreign operations (effective portion)		(191)	(62)
Foreign currency translation		(14,221)	(14,185)
Hedging derivatives. Cash flow hedges (effective portion)		(358)	10
Fair value changes of debt instruments measured at fair value through other comprehensive income		1,512	2,069
Hedging instruments (non-designated items)		—	—
Non-current assets and disposal groups classified as held for sale		—	644
Share of other recognized income and expense of investments in joint ventures and associates		(13)	(17)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	28	5,428	5,471
Accumulated other comprehensive income (loss)		(7,393)	(6,949)
Other items		12,821	12,421
TOTAL EQUITY		49,944	50,020
TOTAL EQUITY AND TOTAL LIABILITIES		648,169	736,176

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	June 2021	December 2020
Loan commitments given	30	112,127	132,584
Financial guarantees given	30	10,937	10,665
Other commitments given	30	36,624	36,190
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the six months ended June 30, 2021 and 2020

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	June 2021	June 2020
Interest and other income	32	10,962	11,828
Interest expense	32	(4,007)	(4,267)
NET INTEREST INCOME		6,955	7,561
Dividend income	33	125	74
Share of profit or loss of entities accounted for using the equity method	34	(5)	(17)
Fee and commission income	35	3,311	2,987
Fee and commission expense	35	(996)	(929)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	36	121	202
Gains (losses) on financial assets and liabilities held for trading, net	36	463	270
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	36	280	129
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	36	96	203
Gains (losses) from hedge accounting, net	36	(81)	35
Exchange differences, net	36	206	176
Other operating income	37	340	221
Other operating expense	37	(997)	(814)
Income from insurance and reinsurance contracts	38	1,350	1,307
Expense from insurance and reinsurance contracts	38	(909)	(765)
GROSS INCOME		10,259	10,639
Administration costs		(3,983)	(3,999)
Personnel expense	39	(2,371)	(2,385)
Other administrative expense	39	(1,612)	(1,614)
Depreciation and amortization	40	(615)	(661)
Provisions or reversal of provisions	41	(928)	(518)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	42	(1,580)	(3,572)
Financial assets measured at amortized cost		(1,587)	(3,502)
Financial assets at fair value through other comprehensive income		8	(70)
NET OPERATING INCOME		3,153	1,889
Impairment or reversal of impairment of investments in joint ventures and associates	43	—	(60)
Impairment or reversal of impairment on non-financial assets	44	(196)	(65)
Tangible assets		(158)	(62)
Intangible assets		(5)	(3)
Other assets		(33)	—
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		5	3
Negative goodwill recognized in profit or loss		—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	45	(73)	(10)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		2,889	1,757
Tax expense or income related to profit or loss from continuing operations		(782)	(477)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		2,107	1,281
Profit (loss) after tax from discontinued operations	20	280	(2,104)
PROFIT (LOSS)		2,387	(823)
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	28	476	333
ATTRIBUTABLE TO OWNERS OF THE PARENT		1,911	(1,157)

		June 2021	June 2020
EARNINGS PER SHARE (Euros)		0.26	(0.20)
Basic earnings (losses) per share from continuing operations		0.21	0.11
Diluted earnings (losses) per share from continuing operations		0.21	0.11
Basic earnings (losses) per share from discontinued operations		0.04	(0.32)
Diluted earnings (losses) per share from discontinued operations		0.04	(0.32)
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the six months ended June 30, 2021 and 2020

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	June 2021	June 2020
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	2,387	(823)
OTHER RECOGNIZED INCOME (EXPENSE)	(1,818)	(3,173)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	361	(375)
Actuarial gains (losses) from defined benefit pension plans	214	166
Non-current assets and disposal groups held for sale	(3)	1
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	205	(560)
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	22	62
Income tax related to items not subject to reclassification to income statement	(77)	(44)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(2,179)	(2,798)
Hedge of net investments in foreign operations (effective portion)	(137)	573
Valuation gains (losses) taken to equity	(137)	573
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	(453)	(3,917)
Translation gains (losses) taken to equity	(435)	(3,918)
Transferred to profit or loss	(18)	1
Other reclassifications	—	—
Cash flow hedges (effective portion)	(458)	167
Valuation gains (losses) taken to equity	(321)	167
Transferred to profit or loss	(137)	—
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Debt securities at fair value through other comprehensive income	(825)	3
Valuation gains (losses) taken to equity	(737)	103
Transferred to profit or loss	(88)	(100)
Other reclassifications	—	—
Non-current assets and disposal groups held for sale	(663)	517
Valuation gains (losses) taken to equity	(30)	517
Transferred to profit or loss	(634)	—
Other reclassifications	—	—
Entities accounted for using the equity method	5	(14)
Income tax relating to items subject to reclassification to income statements	353	(127)
TOTAL RECOGNIZED INCOME (EXPENSE)	569	(3,996)
Attributable to minority interest (non-controlling interests)	32	(243)
Attributable to the parent company	537	(3,753)
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the six months ended June 30, 2021 and 2020

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves	Other reserves (Note 26)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2021												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2021	3,267	23,992	—	42	30,508	—	(164)	(46)	1,305	—	(14,356)	(6,949)	12,421	50,020
Total income (expense) recognized	—	—	—	—	—	—	—	—	1,911	—	(1,374)	(444)	476	569
Other changes in equity	—	(393)	—	1	813	—	(75)	8	(1,305)	—	382	—	(75)	(645)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	(393)	—	—	—	—	—	—	—	—	—	—	(84)	(477)
Purchase of treasury shares	—	—	—	—	—	—	—	(270)	—	—	—	—	—	(270)
Sale or cancellation of treasury shares	—	—	—	—	15	—	—	278	—	—	—	—	—	293
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers within total equity	—	—	—	—	996	—	(73)	—	(1,305)	—	382	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(11)	—	—	—	—	—	—	—	—	—	(11)
Other increases or (-) decreases in equity	—	—	—	12	(199)	—	(1)	—	—	—	—	—	8	(180)
Balances as of June 30, 2021	3,267	23,599	—	43	31,320	—	(239)	(38)	1,911	—	(15,348)	(7,393)	12,821	49,944
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the six months ended June 30, 2021 and 2020

CONDENCED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves	Other reserves (Note 26)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2020												Accumulated other comprehensive income	Other (Note 28)
Balances as of January 1, 2020	3,267	23,992	—	56	26,402	—	(125)	(62)	3,512	(1,084)	(7,235)	(3,526)	9,728	54,925
Effect of changes in accounting policies	—	—	—	—	2,985	—	6	—	—	—	(2,992)	(2,045)	2,045	—
Adjusted initial balance	3,267	23,992	—	56	29,388	—	(119)	(62)	3,512	(1,084)	(10,226)	(5,572)	11,773	54,925
Total income (expense) recognized	—	—	—	—	—	—	—	—	(1,157)	—	(2,596)	(577)	333	(3,996)
Other changes in equity	—	—	—	(19)	1,201	—	(41)	34	(3,512)	1,084	—	—	(122)	(1,374)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(1,065)	—	—	—	—	—	—	—	(122)	(1,187)
Purchase of treasury shares	—	—	—	—	—	—	—	(494)	—	—	—	—	—	(494)
Sale or cancellation of treasury shares	—	—	—	—	(2)	—	—	528	—	—	—	—	—	526
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers within total equity	—	—	—	—	2,467	—	(39)	—	(3,512)	1,084	—	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(21)	—	—	—	—	—	—	—	—	—	(21)
Other increases or (-) decreases in equity	—	—	—	2	(198)	—	(2)	—	—	—	—	—	—	(198)
Balances as of June 30, 2020	3,267	23,992	—	37	30,589	—	(160)	(28)	(1,157)	—	(12,822)	(6,148)	11,984	49,555
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2021 and 2020

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (Millions of Euros)
	Notes	June 2021	June 2020
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)		(10,343)	27,354
1. Profit for the period		2,387	(823)
2. Adjustments to obtain the cash flow from operating activities		4,366	7,962
Depreciation and amortization		615	661
Other adjustments		3,750	7,301
3. Net increase/decrease in operating assets		(7,222)	(70,798)
Financial assets held for trading		3,466	(20,986)
Non-trading financial assets mandatorily at fair value through profit or loss		(486)	(196)
Other financial assets designated at fair value through profit or loss		10	116
Financial assets at fair value through other comprehensive income		(4,171)	(11,468)
Financial assets at amortized cost		(6,308)	(37,577)
Other operating assets		267	(688)
4. Net increase/decrease in operating liabilities		(9,065)	91,762
Financial liabilities held for trading		(4,167)	22,607
Other financial liabilities designated at fair value through profit or loss		(443)	(61)
Financial liabilities at amortized cost		(5,124)	68,477
Other operating liabilities		669	738
5. Collection/Payments for income tax		(808)	(749)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)		(1,925)	(134)
1. Investment		(11,778)	(269)
Tangible assets		(10)	(14)
Intangible assets		(270)	(256)
Investments in joint ventures and associates		(23)	1
Subsidiaries and other business units		—	—
Non-current assets classified as held for sale and associated liabilities	20	(11,476)	—
Other settlements related to investing activities		—	—
2. Divestments		9,854	136
Tangible assets		19	3
Intangible assets		—	—
Investments in joint ventures and associates		53	27
Subsidiaries and other business units		8	—
Non-current assets classified as held for sale and associated liabilities	20	9,773	105
Other collections related to investing activities		—	—
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)		(2,706)	(2,938)
1. Payments		(2,999)	(4,558)
Dividend distribution (shareholders remuneration)		(393)	(1,065)
Subordinated liabilities		(2,031)	(2,634)
Treasury stock amortization		—	—
Treasury stock acquisition		(270)	(494)
Other items relating to financing activities		(305)	(365)
2. Collections		293	1,621
Subordinated liabilities		—	1,095
Treasury shares increase		—	—
Treasury shares disposal		293	526
Other items relating to financing activities		—	—
D) EFFECT OF EXCHANGE RATE CHANGES		(228)	(2,709)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		(15,201)	21,573
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (*)		76,888	44,303
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (E+F)		61,687	65,877

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD (Millions of Euros)
	Notes	June 2021	June 2020
Cash	8	5,872	5,669
Balance of cash equivalent in central banks	8	50,154	54,442
Other financial assets	8	5,661	5,766
Less: Bank overdraft refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	61,687	65,877
(*) In 2021 it includes the balance of the Group's businesses in the United States included within the scope of the sale to PNC (see Notes 1.3 and 3).
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the six months ended June 30, 2021
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1.Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2020 were authorized for issue on February 26, 2021.
1.2.Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter, the “Consolidated Financial Statements”) as of and for the six months ended June 30,2021 are presented in accordance with the International Accounting Standard “Interim Financial Reporting” (“IAS 34”) and have been approved by the Board of Directors at its meeting held on July 29, 2021. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the accompanying Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”), consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2020.
The aforementioned annual consolidated financial statements were prepared in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31, 2020, considering the Bank of Spain Circular 4/2017, (as amended thereafter) and any other legislation governing financial reporting applicable to the Group in Spain.
The accompanying Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2020, taking into consideration the new Standards and Interpretations that became effective from January 1, 2021 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2021, together with the consolidated results of its transactions and the consolidated cash flows generated by the Group during the six months ended June 30, 2021.
The Consolidated Financial Statements and explanatory notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect in the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the accompanying Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the Consolidated Financial Statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the Consolidated Financial Statements.

1.3.Comparative information
Sale of BBVA’s U.S. subsidiary to PNC Financial Service Group
As mentioned in Note 3, in 2020, BBVA reached an agreement to sell its entire stake in BBVA USA Bancshares, Inc., which in turn owns all the capital stock of the bank, BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business. On June 1, 2021 and once the mandatory authorizations had been obtained, BBVA completed the sale mentioned above.
As required by IFRS 5 "Non-current assets held for sale and discontinued operations", the balances of assets and liabilities corresponding to such companies for sale were reclassified in 2020 from their corresponding accounting headings to the headings "Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” respectively, from the consolidated balance sheet as of December 31, 2020. Similarly, as required by the aforementioned IFRS 5, the results generated by these companies for the first five months of 2021 are presented in the heading “Profit (loss) after taxes from discontinued operations” of the condensed consolidated income statement for such period, and in the heading "Non-current assets and disposal groups classified as held for sale" of the condensed consolidated statements of recognized income and expense for such period. Additionally, the results corresponding to the first six months of 2020 have been reclassified, to facilitate the comparison between periods, to those same sections of the respective condensed consolidated income statements and condensed consolidated statements of recognized income and expense for that period. Finally, the total consideration received in cash for the sale of BBVA's business in the United States has been recorded under the heading of “Divestments - Non-current assets classified as held for sale and associated liabilities” of the condensed consolidated cash flow statements as of and for the first half of 2021.
Note 20 shows a breakdown of the financial information of the companies sold in the United States as of December 31, 2020 and for the first five months of 2021 and the first half of 2020.
1.4.Seasonal nature of income and expense
The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.
1.5.Management and impacts of the COVID-19 pandemic
The appearance of the Coronavirus COVID-19 in China and its global expansion to a large number of countries, has motivated the viral outbreak to be classified as a global pandemic by the World Health Organization since last March 11, 2020. The pandemic has affected and continues to adversely affect the world economy and economic activity and conditions in the countries in which the Group operates, leading many of them to economic recession. The governments of the different countries in which the Group operates have adopted different measures that have conditioned the evolution (see Note 6.2).
In this pandemic situation, BBVA has focused its attention on enabling the continuity of the business operational security as a priority and monitoring the impacts on the business and on the risks of the Group (such as the impacts on results, capital or liquidity). Additionally, BBVA adopted from the beginning a series of measures to support its main interest groups. In this sense, the purpose and the Group's long-term strategic priorities remain the same and are even reinforced, with a commitment to technology and data-driven decision-making.
With the aim of mitigating the impact of COVID-19, various European and International bodies have made pronouncements to be taken into account in the implementation of the accounting and prudential frameworks. The BBVA Group has taken these pronouncements into consideration when preparing this report (see Note 6.1).
The main impacts of COVID-19 pandemic in the BBVA Group's Consolidated Financial Statements are detailed in the following explanatory notes:
• Note 1.6 includes information on the consideration of the COVID-19 pandemic in the estimates made.
•Note 6.1 details the main risks associated with the pandemic as well as the impacts that have occurred both in the activity and in the Consolidated Financial Statements for the first half of 2021.
•Note 6.2 includes information related to the initiatives carried out by the Group to help the most affected clients, jointly with the measures of the corresponding governments. Likewise, it contains, among others, information regarding the number of operations and the amount corresponding to payment deferrals' measures, both public and private, granted by the Group worldwide.
•Note 6.3 presents information regarding the impact on liquidity and financing risk.
•Note 29 includes information with regard to the impact on the Group's capital.
1.6.Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
•Loss allowances on certain financial assets (see Notes 6, 12, 13 and 15).

•The assumptions used to quantify certain provisions (see Notes 22 and 23) and for the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 24).
•The useful life and impairment losses of tangible and intangible assets (see Notes 16, 17, 19 and 20).
•The valuation of goodwill and price allocation of business combinations (see Note 17).
•The fair value of certain unlisted financial assets and liabilities (see Note 7, 9, 10, 11, 12 and 14).
•The recoverability of deferred tax assets (see Note 18).
As mentioned before, on March 11, 2020, COVID-19 was declared as a global pandemic by the World Health Organization (see Note 1.5). The great uncertainty associated to the unprecedented nature of this pandemic entails a greater complexity of developing reliable estimations and applying judgment.
Therefore, these estimates have been made on the basis of the best available information on the matters analyzed, as of June 30, 2021. However, it is possible that events may take place in the future which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated income statement.
During the six-month period ended on June 30, 2021 there have been no significant changes in the estimates made at the end of the 2020 financial year, other than those indicated in these Consolidated Financial Statements.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the accompanying Consolidated Financial Statements do not differ significantly to those applied in the Consolidated Financial Statements of the Group for the year ended December 31, 2020 (Note 2), except for the entry into force of new standards and interpretations in the year 2021.
2.1.Standards and interpretations that became effective in the first six months of 2021
The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) became effective on or after January 1, 2021:
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Modifications - IBOR reform
On August 27, 2020, the IASB issued the second phase of the IBOR reform that involves the introduction of amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, to ensure that the financial statements reflect the economic effects of the IBOR reform.
These modifications focus on accounting for financial instruments, once a new risk-free benchmark has been introduced (Risk Free Rate, hereinafter “RFR”). The modifications introduce the accounting relief for changes in the cash flows of financial instruments directly caused by the IBOR reform if they take place in a context of "economic equivalence", by updating the effective interest rate of the instrument. Additionally, they introduced a series of reliefs to the hedging requirements so as not to have to interrupt certain hedging relationships when the new benchmark is introduced. However, similar to the Phase 1 amendments (which entered into force in 2020), the Phase 2 amendments do not provide for exceptions to the measurement requirements applicable to hedged items and hedging instruments in accordance with IFRS 9 or IAS 39. Thus, once the new benchmark has been implemented, the hedged items and hedging instruments must be measured according to the new index, and the possible ineffectiveness that may exist in the hedge will be recognized in profit or loss.
The IBOR transition is considered to be a complex initiative, which affects BBVA Group in different geographical areas and business lines, as well as in a multitude of products, systems and processes. The main risks to which the Group is exposed due to the transition are; (1) risk of litigation related to the products and services offered by the Group; (2) legal risks derived from changes in the documentation required for existing operations; (3) financial and accounting risks, derived from market risk models and from the measurement, hedging, cancellation and recognition of the financial instruments associated with the benchmark indices; (4) price risk, derived from how changes in the indices could impact the pricing mechanisms of certain instruments; (5) operational risks, as the reform may require changes to the Group's IT systems, business reporting infrastructure, operational processes and controls, and (6) behavioral risks derived from the potential impact of customer communications during the transition period, which could lead to customer complaints, regulatory penalties or reputational impact.
BBVA Group has a significant number of financial assets and liabilities referenced to IBOR rates, especially EURIBOR, which are used, among others, in loans, deposits, debt issuances and financial derivatives. Furthermore, although the exposure to EONIA is lower in the banking book, this benchmark interest rate is used in financial derivatives in the trading book, as well as in the collateral agreements, and most are booked in Spain. In the case of LIBOR, even with the divestiture of BBVA USA by the Group in June 2021, which has significantly reduced the exposure to LIBOR USD, the USD continues to be the most relevant currency for both cash products and financial derivatives in the banking book and the trading book. Other LIBOR currencies (CHF, GBP and JPY) have a much lower exposure.

Therefore, BBVA Group established an IBOR transition program, provided with a robust governance structure by means of an Executive Steering Committee, with representation from senior management of the affected areas, which reports directly to the Group's Global Leadership Team. At the local level, each geography has defined a local governance structure with the participation of senior management. The coordination between geographies is realized through the Project Management Office (PMO) and the Global Working Groups that incorporate a multi-geographic and transversal view on the areas of Legal, Risk, Regulatory, Engineering, Finance and Accounting. The project also involves both Corporate Assurance of the different geographies and business lines and Global Corporate Assurance of the Group.
The IBOR transition project within BBVA Group takes into account the different approaches and timings of transition to the new RFRs when evaluating different risks associated with de reform, as well as defining the lines of action to mitigate them. BBVA is aligned with the Good Practices issued by the ECB that outline how banks can better structure their governance, identify related risks and create contingent action plans and documentation in relation to the transition of reference rates.
A relevant aspect of this transition is its impact on contracts referenced to LIBOR and EONIA maturing after December 31, 2021 (when most indices disappear) and June 30, 2023 (in the case of dollar LIBOR except 1-week and 2-month).
In the case of the EONIA, BBVA is carrying out the novation of the contracts maturing after 2021 (it should be noted that these exposures are immaterial in the Group and mostly against clearing houses) and has already begun, proactively, the renegotiation of collateral contracts to adapt them to the operations against clearing houses already migrated in July 2020. The Group already has new fallbacks in place which incorporate the €STR as a replacement rate, as well as language to incorporate this benchmark as the main reference rate in new contracts.
In the case of LIBOR, BBVA Group has identified the stock of contracts maturing after December 31, 2021 and June 30, 2023 (in the case of dollar LIBOR except 1-week and 2-month) and is working on the implementation of tools/systems that will allow the stock to be migrated to solutions such as those proposed by ISDA (Group entities are already adhered to the ISDA protocol) or in bilateral negotiations. Likewise, BBVA Group continues to work on adapting all its systems and processes to deal with alternative Risk Free Rates, such as SOFR and SONIA. In this sense, BBVA is already operating in both derivative products and loans with Risk Free Rates indices. In addition, BBVA Group is also actively reducing the number of new contracts with LIBOR rates with expiration beyond 2021.
In the case of EURIBOR, the European authorities have encouraged amendments of its methodology so that it complies with the requirements of the European Regulation on Benchmarks. BBVA actively participates in various working groups, including the EURO RFR WG which works specifically, amongst others, on the definition of fallbacks in contracts, in anticipation of an option to change the index in the future.
Additionally, numerous communication and training initiatives are being carried out both for the Group's internal staff and for clients, in order to have a good understanding of the project.
The following is the BBVA Group's exposure to financial assets and liabilities maturing after the transition dates of these IBORs to their corresponding RFRs, which as of June 30, 2021 are referenced to IBOR and EONIA indices. In the case of loans and advances to customers, asset and liability debt instruments, and deposits, the gross amounts are shown, and in the case of derivatives their notional value:

Millions of Euros
	Loans & Advances	Debt Securities Assets	Debt Securities Issued (Liabilities)	Deposits	Derivatives (notional)
EONIA with maturity > December 31, 2021	7	—	—	9,213	102,203
LIBOR ex USD & LIBOR USD 1W/2M with maturity > December 31, 2021	3,666	—	244	1,215	37,695
LIBOR USD with maturity > June 30, 2023	17,308	153	1,975	2,146	372,575
Total	20,980	153	2,219	12,575	512,473
94% of the derivative instruments exposures are settled either through clearing houses (mainly LCH or EUREX) or are operations with counterparties currently adhering to the ISDA protocol.
Amendments to IFRS 4 Insurance Contracts
The amendment to IFRS 4 includes a deferral in the temporary exception option regarding the application of IFRS 9 for entities whose business model is predominantly an insurance model until January 1, 2023, aligning it with the entry into force of the IFRS 17 Insurance Contracts rule. This modification is applicable from January 1, 2021, although it will not have an impact on the Group since the Bank does not take such an option.
IFRS 16 - Leases - COVID-19 modifications
The IASB has extended the term to qualify for the exemption that allows tenants not to register concessions in rents as a modification of the lease if they are a direct consequence of COVID-19. This exemption has not had an impact on the Group since the Bank has not received concessions on its rents as a result of COVID-19.
The application of the exemption will remain optional and applies to rent concessions made until June 30, 2022.

2.2.Standards and interpretations issued but not yet effective as of June 30, 2021
The following new International Financial Reporting Standards together with their Interpretations had been published at the date of preparation of the accompanying Consolidated Financial Statements, but are not mandatory as of June 30, 2021. Although in some cases the International Accounting Standards Board (“IASB”) allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.
IFRS 17 – Insurance contracts
IFRS 17 establishes the principles for account insurance contracts. This new standard supersedes IFRS 4, by introducing deep changes in the accounting of insurance contracts with the aim of achieving greater homogeneity and increasing comparability between entities.
Unlike IFRS 4, the new standard establishes minimum requirements for grouping insurance contracts for the purposes of their recognition and measurement, determining the units of account by considering three levels: portfolios (contracts subject to similar risks and managed together), annual cohorts and their possibility of becoming onerous.
Regarding the measurement model, the new standard contemplates several methods, being the General Model (Building Block Approach) the method that will be applied by default for the valuation of insurance contracts, unless the conditions are given to apply any of the two other methods: the Variable Fee Approach, and the Simplified Model (Premium Allocation Approach).
With the implementation of IFRS 17, the valuation of insurance contracts will be based on a model that will use updated assumptions at each balance sheet date.
The General Model requires entities to value insurance contracts for the total of:
a.fulfillment cash flows, which comprise the estimation of future cash flows discounted to reflect the time value of money, the financial risk associated with future cash flows, and a risk adjustment for non-financial risk;
b.and the contractual service margin, which represents the expected unearned benefit from the insurance contracts, which will be recognized in the entity’s income statement as the service is provided in the future, instead of being recognized at the time of the estimation.
The amounts recognized in the income statement shall be classified into insurance revenue, insurance service expenses and insurance finance income or expenses. Insurance revenue and insurance service expenses shall exclude any investment components. Insurance revenue shall be recognized over the period the entity provides insurance coverage.
An entity shall apply IFRS 17 for annual reporting periods beginning on or after January 1, 2023 (with at least one year comparative information); however, the endorsement by the European Commission is still pending.
Since 2019, the Group maintains a project to implement IFRS 17 in order to harmonize the criteria in the Group and with the participation of all involved areas and countries.
Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors
In February 2021 the IASB issued amendments to different IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors with the aim of improving the quality of the disclosures in relation to the accounting policies applied by the entities with the ultimate aim of providing useful and material information in the Financial Statements.
The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies and include guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments to IAS 8 also clarify how companies should distinguish changes in accounting policies from changes in accounting estimates.
The amendments to IAS 1 and IAS 8 will be effective for annual reporting periods beginning on or after 1 January 2023, with early application permitted. No significant impact is expected on BBVA's consolidated financial statements.
Amendment IAS 12- accounting for deferred tax
The IASB has issued an amendment to IAS 12 that clarifies how companies account for deferred tax on transactions such as leases and decommissioning obligations.
The amendments clarify that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will be effective for annual reporting periods beginning on or after 1 January 2023, with early application permitted. No significant impact is expected on the BBVA Group´s consolidated financial statements.
Minor changes to IFRS Standards and Annual Improvements to IFRS 2018-2020 (IAS 1 - First application of IFRS, IFRS 9 Financial Instruments, IAS 41 Agriculture and modifications to the illustrative examples of IFRS 16 - Leases)
The IASB has issued minor amendments and improvements to various IFRSs to clarify the wording or correct minor consequences, oversights or conflicts between the requirements of the Standards. The modified standards are: IFRS 3 Business Combination, IAS 16 Property, Plant and Equipment, IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 9 Financial Instruments, IFRS 16 Leases 16, IAS 1 First Time Adoption of IFRS and IAS 41 Agriculture.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2022. No significant impact is expected on the BBVA Group's consolidated financial statements.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2020:
•Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
•Appendix II shows relevant information related to investments in subsidiaries, joint ventures and associates accounted for using the equity method.
•Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
•Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.
The BBVA Group’s activities are mainly located in Spain, Mexico, South America and Turkey, with an active presence in other areas of Europe and Asia (see Note 5).
Significant transactions in the first six months of 2021
Divestitures
Sale of BBVA’s U.S. Bancshares, Inc. to PNC Financial Service Group
On June 1 2021, after obtaining all the required authorizations, BBVA completed the sale to The PNC Financial Services Group, Inc. of 100% of the capital stock of its subsidiary BBVA USA Bancshares, Inc., which in turn owns all the capital stock of the bank, BBVA USA.
The consideration received in cash by BBVA, as a consequence of the referred sale, amounts to approximately 11,500 million USD (price provided in the agreement minus the agreed closing price adjustments) equivalent to approximately 9,600 million euros (with an exchange rate of 1.20 EUR / USD).
The accounting of both the results generated by BBVA USA Bancshares since the announcement of the transaction and of its closing, have had an aggregate positive impact on the BBVA Group's Common Equity Tier 1 ("fully loaded") ratio of approximately 294 basis points, which includes the generation of capital contributed by the subsidiary to the Group until the closing of the transaction (June 1, 2021) and a profit net of taxes of 582 million euros. Thus, the BBVA Group has been reflecting the results that BBVA USA Bancshares, Inc. has been generating, as well as the positive impact, mainly, of these results on the Common Equity Tier 1 ("fully loaded") ratio of BBVA Group. The calculation of the impact on Common Equity Tier 1 has been made taking into account the amount of the transaction in euros and BBVA Group's financial statements as of June 2021.
The BBVA Group will continue to develop the institutional and wholesale business in the US that it currently carries out through its broker-dealer BBVA Securities Inc. and its branch in New York. BBVA will also maintain its investment activity in the fintech sector through its participation in Propel Venture Partners US Fund I, L.P.
Note 20 shows a breakdown of the financial information of the companies sold in the United States as of December 31, 2020 and the results for the first five months of 2021 and the first half of 2020.
Sale of the BBVA Group's stake in Paraguay
On January 22, 2021 and once the mandatory authorizations were obtained, BBVA completed the sale of its direct and indirect shareholding of 100% of the capital stock of Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”) to Banco GNB Paraguay S.A., a subsidiary of the Gilinski Group. The total amount received by BBVA amounts to approximately 250 million US dollars (approximately 210 million euros). The transaction has generated a capital loss net of taxes of approximately 9 million euros. Likewise, this transaction has a positive impact on the Common Equity Tier 1 (“fully loaded”) of the BBVA Group of approximately 6 basis points, which is reflected in the capital base of the BBVA Group as of June 2021.
Significant transactions in 2020
Divestitures
Alliance with Allianz, Compañía de Seguros y Reaseguros, S.A
On April 27, 2020, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A. to create a bancassurance joint venture in order to develop the non-life insurance business in Spain, excluding the health insurance line of the business.

On December 14, 2020, once the required authorizations had been obtained, BBVA completed the transaction and announced the transfer to Allianz, Compañía de Seguros y Reaseguros, S.A. of half plus one share of the company BBVA Allianz Seguros y Reaseguros, S.A., for which it received €274 million euros, without taking into account a variable part of the price (up to 100 million euros depending on certain objectives and planned milestones). This operation resulted in a profit net of taxes of 304 million euros and a positive impact on the fully loaded CET1 of the BBVA Group of 7 basis points recorded in the Consolidated Financial Statements as of December 31, 2020.
4.Shareholder remuneration system
The Annual General Meeting of BBVA held on April 20, 2021, approved, under item 3 of the Agenda, the cash distribution in the amount of €0.059 gross per share against the share premium account as shareholder remuneration in relation to the Group’s result in the 2020 financial year per BBVA outstanding share, paid to shareholders on April 29, 2021.
Additionally, the European Central Bank (ECB) published on July 23, 2021, recommendation 2021/31 repealing recommendation ECB/2020/62 as from September 30, 2021. Recommendation ECB/2021/31 establishes that the ECB will assess banks’ plans to distribute dividends and conduct share buybacks on an individual basis with a careful forward-looking assessment of capital plans in the context of the normal supervisory cycle, and repeals any further restrictions on dividends and share buybacks contained in recommendation ECB/2020/62.
Once recommendation ECB/2021/31 has been released, BBVA intends to reintroduce its dividend policy announced on February 1, 2017, that consist in the distribution of an annual payout of between 35% and 40% of the profits obtained in each financial year fully in cash in two different payments (expected for October and April, subject to the applicable authorizations) as from September 30, 2021.
5.Operating segment reporting
Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of June 30, 2021, the structure of the information by operating segments reported by the BBVA Group differs from that presented at the end of the 2020 financial year, mainly as a consequence of the exclusion of the United States as an operating segment, as a result of the sale agreement reached with PNC (see Note 3).
The BBVA Group's operating segments and the agreements reached are summarized below:
•Spain
Includes mainly the banking and insurance business that the Group carries out in Spain, including the proportional share of results of the new company that emerged from the bancassurance agreement reached with Allianz at the end of 2020 (see Note 3).
• Mexico
Includes banking and insurance businesses in this country as well as the activity that BBVA Mexico carries out through its branch in Houston.
• Turkey
Reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
• South America
Mainly includes the banking and insurance activity carried out in the region. The information for this operating segment includes the results, activity, balance sheet and relevant management indicators for BBVA Paraguay for 2020; data which is not included for 2021 since the sale agreement was completed in January 2021 (see Note 3).
• Rest of business
Mainly incorporates the wholesale activity carried out in Europe (excluding Spain), and the United States with regard to the New York branch, as well as the institutional business that the Group develops in the United States through its broker-dealer BBVA Securities Inc. It also incorporates the banking business developed through the five BBVA branches located in Asia.

Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function, management of structural exchange rate positions; portfolios whose management is not linked to customer relationships, such as financial and industrial holdings, including the stake in the venture capital fund Propel Venture Partners; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such asset portfolios. Additionally, the results obtained by the Group's businesses in the United States until the sale to PNC on June 1, 2021 (see Note 20), are presented in a single line under the heading "Profit (loss) after tax from discontinued operations" in the condensed consolidated income statement. Finally, the costs related to the Banco Bilbao Vizcaya Argentaria, S.A. restructuring process in Spain, being considered such process an strategic decision, are included in this aggregated area and are registered in the lines "Provisions", "Provisions or reversal of provisions", " Impairment or reversal of impairment on non-financial assets" and Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (see Notes 23, 41, 44 and 45).
The breakdown of the BBVA Group’s total assets by operating segments as of June 30, 2021 and December 31, 2020, is as follows:

Total Group assets by operating segments (Millions of Euros)
	June 2021	December 2020
Spain	399,180	410,409
Mexico	114,501	110,236
Turkey	59,243	59,585
South America	53,343	55,436
Rest of Business	34,364	35,172
Subtotal assets by operating segments	660,631	670,839
Corporate Center and adjustments	(12,462)	65,336
Total assets BBVA Group	648,169	736,176
The following table sets forth the attributable profit and main margins of the condensed consolidated income statement by operating segment and Corporate Center for the six months ended June 30, 2021 and 2020:

Main margins and profit by operating segments (Millions of euros)
	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center
June 2021
Net interest income	6,955	1,762	2,771	1,036	1,328	140	(82)
Gross income	10,259	3,057	3,604	1,571	1,480	400	147
Operating income	5,661	1,557	2,337	1,073	797	173	(277)
Operating profit /(loss) before tax	2,889	1,013	1,605	953	424	184	(1,290)
Profit/(loss) after tax from discontinued operations	280	—	—	—	—	—	280
Attributable profit (loss)	1,911	745	1,127	384	218	145	(708)
June 2020
Net interest income	7,561	1,801	2,717	1,534	1,443	145	(79)
Gross income	10,639	2,909	3,553	1,957	1,664	451	106
Operating income	5,980	1,376	2,351	1,394	945	221	(307)
Operating profit /(loss) before tax	1,757	128	893	715	297	140	(416)
Profit/(loss) after tax from discontinued operations	(2,104)	—	—	—	—	—	(2,104)
Attributable profit (loss)	(1,157)	108	656	266	159	109	(2,454)
6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of June 30, 2021 do not differ significantly from those included in Note 7 in the consolidated financial statements of the Group for the year ended December 31, 2020.
6.1.Risk factors
BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.

As part of this process, a forward projection of the risk appetite framework variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below:
• Risk associated with the COVID-19 pandemic
The COVID-19 (coronavirus) pandemic has affected and is expected to continue to adversely affect the world economy, and economic activity and conditions in the countries in which the Group operates, despite the recent gradual improvement driven by the increasing distribution of effective vaccines and growing inoculation of the population of these countries. This recession is expected to be followed by high but uneven activity growth across sectors and geographies in 2021. Among other challenges, these countries are still dealing with experiencing very high increases in unemployment levels, weak activity, supply disruptions and increasing inflationary pressures, while public debt has significantly increased due to the support and spending measures implemented by authorities. Furthermore, an increase in loan losses by both companies and individuals is expected, which has so far been slowed down by the impact of government and sector support measures, including bank payment deferrals and direct aid measures. In addition, volatility in the financial markets may continue, affecting exchange rates and the value of assets and investments, all of which has adversely affected the Group's results in 2020 and is expected to continue to affect them in the future.
Furthermore, the Group has been and may continue to be affected by the specific measures or recommendations adopted by authorities in the banking sector, such as variations in reference interest rates, the relaxation of prudential requirements, the suspension of dividend payments, the deferral of monthly installments for certain loans and the implementation of credit lines with public guarantees, especially to companies and self-employed individuals, as well as any changes in financial assets purchase programs by the ECB. Although as of June 30, 2021, the majority of the amounts of the payment deferrals granted due to the COVID-19 pandemic have already expired and, therefore, it has been possible to observe the payment behavior for many customers, there are still existing transactions that expire in the second half of 2021. Hence, as of June 30, 2021, it is not possible to anticipate completely the behavior of the existing operations because it cannot yet be assured that economic conditions will improve during that period.
Since the outbreak of the COVID-19 pandemic, the Group has experienced a decline in its activity. For instance, the granting of new loans to individuals has decreased since mobility restriction measures were approved in certain countries in which the Group operates. In addition, the Group faces various risks, such as a greater risk of volatility of the value of its assets (including financial instruments valued at fair value, which may suffer significant fluctuations) and of the securities held for liquidity reasons, an even further increase in impaired loans and risk-weighted assets, as well as a negative impact on the Group's financing cost and its access to financing (especially in an environment where credit ratings are affected). As of June 30, 2021, 5,5% of the Group's exposure is placed in sectors identified as most vulnerable to the current environment, especially leisure, commercial real estate, non-food retailers (excluding those developed markets where recovery is observed) and air transportation.
Additionally, in several of the countries in which the Group operates, including Spain, the Group has closed branches, reduced opening hours to the public depending on the confinement measures established in each geography, and the teams which provide central services have been working remotely, and continue to do so. Despite the fact these measures have been partially reversed, it is unclear how long it will take before they can be fully reversed due to the persistence of the COVID-19 pandemic. Furthermore, the pandemic could adversely affect the business and operations of third parties that provide critical services to the Group and, in particular, the higher demand and/or the lower availability of certain resources could, in some cases, make it more difficult for the Group to maintain the required service levels. In addition, the widespread use of remote work has increased the risks related to cybersecurity, as the use of non-corporate networks has increased.
Therefore, the COVID-19 pandemic has had an adverse effect on the Group's results and capital base.
•Macroeconomic and geopolitical risks
The Global economy is recovering from the crisis caused by the COVID-19 pandemic, which resulted in a fall of around 3.2% of global GDP in 2020. Improved activity in the first half of 2021 was primarily due to the increasing rollout of coronavirus vaccines—which has allowed a relatively rapid reopening of the economy—as well as to strong monetary and fiscal stimuli. Similarly, recovery in global growth has been accompanied by higher pressure on prices than expected, mainly in the United States, where consumer inflation reached 5.4% in June 2021.
It is hoped that increased vaccination will enable greater control of the pandemic and that economic policy will remain focused on supporting economic activity. Economic recovery is therefore most likely to continue. According to BBVA Research, global GDP will increase by around 6.3% in 2021 and 4.7% in 2022, inflation will gradually moderate in the coming quarters as the supply of products and services reacts to the recent increase in demand, and monetary policy benchmark interest rates will remain at all-time lows in the United States, where growth will reach 6.7% in 2021 and 4.8% in 2022. Meanwhile, several factors, such as the United States Federal Reserve's withdrawal of monetary stimuli, more persistent inflation, or new coronavirus variants, are contributing to uncertainty remaining exceptionally high and pose a risk to the expected economic recovery scenario.
With regard to the banking system, in an environment in which much of the economic activity has been at a partial standstill for several quarters, the services it provides have played an essential role. There are two main reasons for this: first, the banks have ensured the proper functioning of collections and payments for households and companies, thereby contributing to the maintenance of economic activity; second, the granting of new credit or the renewal of existing credit has reduced the impact of the economic slowdown on household and business incomes. The support provided by the banks over the months of lockdown and public guarantees have been essential in softening the impact of the crisis on companies' liquidity and solvency, meaning that banking has become the main source of funding for most companies.

In terms of profitability, European banks (including Spanish banks) have deteriorated from the outset of the crisis, primarily because many entities made high allocations for provisions for financial asset impairment in the first half 2020 as a result of the worsening macroeconomic environment following the pandemic outbreak. However, the profitability of European banks recovered strongly in the first quarter of 2021. According to data published by the Risk Dashboard of the European Banking Authority (hereinafter "EBA"), the average ROE for the major EU banking groups (covering approximately 80% of the banking business in Europe) rose from 1.9% in 2020 to 7.6% in the first quarter due to the widespread signs of economic recovery. Furthermore, the accumulation of capital by banks and the very low interest-rate environment we have found ourselves in for several years will continue to put pressure on bank profitability. Nevertheless, European entities are facing this situation from a healthy position and with solvency that has been constantly increasing since the 2008 crisis, with reinforced capital and liquidity buffers and, therefore, with a greater capacity to lend.
• Regulatory and reputational risks
Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt industry practices and more efficient and rigorous criteria in its implementation.
The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the entity could raise and might affect the regular course of business. The attitudes and behaviors of the Group and its members are governed by the principles of integrity, honesty, long-term vision and industry practices through, inter alia, the internal control model, the Code of Conduct, the Corporate Principles in tax matters and Responsible Business Strategy of the Group.
•Business, operational and legal risks.
New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.
Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control.
Regarding legal risks, the financial sector faces an environment of increasing regulatory and litigious pressure, and thus, the various Group entities are usually party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. The Group is also party to other government procedures and investigations, such as those carried out by the antitrust authorities in certain countries which, among other things, have in the past and could in the future result in sanctions, as well as lead to claims by customers and others. In addition, the regulatory framework, in the jurisdictions in which the Group operates, is evolving towards a supervisory approach more focused on the opening of sanctioning proceedings while some regulators are focusing their attention on consumer protection and behavioral risk.
In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain judgments in favor of consumers handed down by national and supranational courts (with regards to matters such as credit cards and mortgage loans), have increased significantly in recent years and this trend could continue in the future. The legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group.
All of the above may result in a significant increase in operating and compliance costs or even a reduction of revenues, and it is possible that an adverse outcome in any proceedings (depending on the amount thereof, the penalties imposed or the procedural or management costs for the Group) could damage the Group's reputation, generate a knock-on effect or otherwise adversely affect the Group.
It is difficult to predict the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations. Any of such outcomes could be significantly adverse to the Group. In addition, a decision in any matter, whether against the Group or against another credit entity facing similar claims as those faced by the Group, could give rise to other claims against the Group. In addition, these actions and proceedings attract resources from the Group and may occupy a great deal of attention on part of the Group's management and employees.
As of June 30, 2021, the Group had €580 million in provisions for the proceedings it is facing (included in the line "Provisions for litigation and pending tax cases" in the consolidated balance sheet) (see Note 23), of which €536 million correspond to legal contingencies and €44 million to tax related matters. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.
As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or otherwise affected by, individually or in the aggregate, if resolved in whole or in part adversely to the Group's interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.

Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt). Such investigation includes the provision of services by Cenyt to the Bank. On 29th July, 2019, the Bank was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could be constitutive of bribery, revelation of secrets and corruption. On February 3, 2020, the Bank was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. Certain current and former officers and employees of the Group, as well as former directors have also been named as investigated parties in connection with this investigation. The Bank has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts the relevant information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As of the date of the approval of the Condensed Interim Consolidated Financial Statements, no formal accusation against the Bank has been made.
This criminal judicial proceeding is at the pre-trial phase. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.
6.2.Credit risk
Since the beginning of the pandemic, the Group has offered payment deferral to its customers (retail, SMEs and wholesale) in all the geographies where it operates. These moratoriums have been both legislative (based on national laws) and non-legislative (based on sectorial or individual schemes), aimed at mitigating the effects of COVID-19. Depending on the cases, the payment of principal and / or interest has been postponed, maintaining the original contract. Generally, these deferrals have been given for a period of less than one year. This measure has been extended to different sectors, being Leisure and Real Estate, the main users. The deadline to qualify for the moratorium has expired in most of the geographies except for Colombia and Turkey (deadline in the third quarter of 2021) after the extension of the originally set period.
Specifically, the Group's participation in the following moratorium or public guarantee measures by geography stands out:
•In Spain, payment deferral measures have been covered mainly by Royal Decree Law 8/2020 and 11/2020, as well as the sectorial agreement promoted by the Spanish Banking Association (hereinafter “AEB”) to which BBVA has adhered.
The moratoriums covered by the Royal Decree Law ("RDL") have been proposed to the especially vulnerable groups indicated in the regulation. These measures consist of payment deferral of three months of principal and interest. In addition, the possibility of customers joining sector agreements for the remaining term until the limit established has been offered that, once said legal moratorium has expired. By type of customer, they are aimed at individuals, individual or self-employed entrepreneurs, and by type of product, mortgage, personal loans or consumer loans.
The moratoriums granted under the sectorial agreement of the AEB are aimed at individuals for up to 12 months of capital deferral in the case of mortgage loans and up to 6 months in personal loans. Said sector agreement has been in force until September 29, 2020, but it was extended until March 31, 2021, although the new conditions only provided for the payment deferral of capital in mortgages up to 9 months, remaining 6 months on personal loans.
In addition, the Official Credit Institute ("ICO") has published several aid programs aimed at the self-employed, SMEs and companies, through which a guarantee of between 60% and 80% is granted for a period of up to 5 years to the new financing granted. The amount of the guarantee and its length depends on the size of the company and the type of aid. For financial operations realized before November 18, 2020 and supported by the government under RDL 8/2020 and RDL34/2020 there was the opportunity until May 15 to extend the deadline up to 3 years and up to a further 12 months of grace period regarding the initial deadlines and grace accorded.
Additionally, there are facilities in terms of deadline extensions (up to 10 years under requirements), change financing operations into participative loans as well as haircut in part of financing (RDL 5/2021 and Code of Good Practices).
The ICO has also subsidized individuals the amount of the rent up to 6 months in loans up to 6 years.
•In Mexico, the National Banking Commission of Securities (“CNBV”) published official letters P285/2020 of March 26, 2020 and P293/2020 of April 15, 2020, allowing the granting of capital and interest payment deferral for a period 4 months extendable for additional 2 additional months. The deadline date of these measures was July 31, 2020. These measures were mainly used by individuals and companies, affecting mortgage loans, personal loans and consumer loans, including credit cards;
•In Turkey, in mid-March 2020 the government announced a program to stimulate the economy (Economic Stability Shield) allowing banks to defer payments for 3 months, with the possibility of extending up to 6 months, which was accompanied by several communications of the Banking Regulation and Supervisory Agency (“BRSA”) in this regard. These supporting measures are granted to both individuals and companies. The deadline to adhere is September 2021.
Likewise, public support programs have been recognized guaranteeing up to 80% of loans granted to companies for a period of 1 year.
•In Colombia, the binding legislation for payment deferral comes from the Financial Superintendency, specifically from its Circulars 07/2020 and 14/2020, as well as from Resolution No. 385. The payment deferral consists of the deferral of payments of principal and interest until 6 months. The term to apply for such payment deferrals has been extended until August 2021.
•In Peru, measures were approved through various official letters issued by the Superintendency of Banking and Insurance (“SBS”), allowing the deferral of principal and interest payments initially up to 6 months and then extended to 12, mainly to individuals, self-employed and small companies. The deadline date for the adoption of these measure was March 31, 2021.

Additionally, there have been public support programs such as “Reactiva”, “Crecer” or “FAE” aimed at companies and micro companies with guaranteed amounts that, depending on the program and the type of company, are in a range of between 60% and 98%. "Reactiva" program allowed to extend the time of previously accepted operations from Apr 2021 to Sep 30, 2021
•In Argentina, payment deferral measures are based on state legislation such as Royal Decree 544/2020 or Decree 319/202, as well as various Central Bank regulations. Aimed at a broad group of customers, they facilitate deferral of capital and interest for up to 3 months. The deadline date for the adoption of these measure was March 31, 2021.
There have been public support programs which offer guarantees up to 100% to micro-SMEs or self-employed and up to 25% to the rest of the companies in financing up to 1 year.
The amount of payment deferrals (existing and completed) under EBA standards and the financing granted with public guarantees given at a Group level, as well as the number of customers of both measures, as of June 30, 2021 and December 31, 2020, are as follows:

Amount of payment deferrals and financing with public guarantees of the Group (Millions of Euros)
	Payment deferrals				Financing with public guarantees
	Existing	Completed	Total	Number of customers	Total	Number of customers	Total payment deferrals and guarantees	(%) credit investment
June 2021	2,778	22,669	25,447	2,651,810	16,093	259,773	41,539	12.0%
December 2020	6,536	21,868	28,405	2,779,964	16,053	249,458	44,458	12.9%
The amount of payment deferrals (existing and completed) under EBA standards and financing granted with public guarantees given at a Group level, broken down by segment, as of June 30, 2021 and December 31, 2020, are as follow:

Amount of payment deferral and financing with public guarantees (Millions of Euros)
	Payment deferrals						Financing with public guarantees
	Existing		Completed		Total
	June 2021	December 2020	June 2021	December 2020	June 2021	December 2020	June 2021	December 2020
Group	2,778	6,536	22,669	21,868	25,447	28,405	16,093	16,053
Customers	2,076	4,503	15,087	14,550	17,162	19,052	1,292	1,235
Of which: Mortgages	1,877	3,587	9,063	7,471	10,941	11,059	1	1
SMEs	488	1,023	4,321	4,743	4,809	5,766	10,739	10,573
Non-financial corporations	202	961	3,074	2,397	3,276	3,358	4,043	4,232
Other	12	50	187	179	199	229	18	13

Amount of payment deferrals by stages (Millions of Euros)
	Stage 1		Stage 2		Stage 3		Total
	June 2021	December 2020	June 2021	December 2020	June 2021	December 2020	June 2021	December 2020
Group	15,126	18,602	7,916	7,736	2,405	2,066	25,447	28,405
Customers	10,341	12,336	4,849	4,997	1,972	1,719	17,162	19,052
Of which: Mortgages	6,570	7,347	3,137	2,844	1,234	867	10,941	11,059
SMEs	3,048	4,147	1,399	1,327	362	292	4,809	5,766
Non-financial corporations	1,563	1,903	1,643	1,399	70	56	3,276	3,358
Other	173	216	26	13	—	—	199	229
The payment deferral measures for bank customers in the different countries in which the Group operates (such as those included in Royal Decree Law 11/2020, as well as in the AEB sectorial agreement to which BBVA has adhered in Spain) result in the temporary suspension, total or partial, of the contractual obligations with a deferral for a specific period of time.
Regarding the classification of exposures according to their credit risk, the Group has maintained a rigorous application of IFRS 9 when granting the payment deferrals and has reinforced the procedures for monitoring credit risk both throughout the life of the transactions and at their maturity. This means that the payment deferrals granting does not imply in itself an automatic trigger for a significant increase in risk and that the transactions subject to the payment deferrals are initially classified in the stage they had previously, unless, based on their risk profile, they should be classified in a worse stage. On the other hand, as evidence of payment has ceased to exist or has been reduced, the Group has introduced additional indicators or segmentations to identify the significant increase in credit risk that may have occurred in some transactions or a set of them and, where appropriate, they have been classified in Stage 2 or Stage 3.

Furthermore, the indications provided by the EBA have been taken into account to not consider forbearance the payment deferrals that meet a series of requirements and have been previously requested before March 31, 2021. All this without prejudice to maintaining its consideration as a forbearance if it was previously qualified as such or classifying the exposure in the corresponding stage previously stated.
On the other hand, the accounting treatment of singular transactions, that is to say, not covered by the general frameworks described, as well as that of the payment deferrals that expire and may require additional support and the requested as of March 31, 2021 is in accordance with the updated evaluation of the customer's credit quality and the characteristics of the solution granted.
Regarding public support for the loans’ lending, it does not affect the evaluation of the significant increase in risk since it is valued through the credit quality of the instrument. In case of extensions a new valuation of credit quality is made and if applicable accounting classification. However, in estimating the expected loss, the existence of the guarantor implies a possible reduction in the level of provisions necessary since, for the hedged part, the loss that would be incurred in the foreclosure of the guarantee is taken into account.
The public guarantees granted in the different geographies in which the Group operates have been considered as an integral part of the terms and conditions of the loans granted under the consideration that the guarantees are granted at the same time that the financing is granted to the client and in a way inseparable from it.
The quantitative information on refinancing and restructuring operations is presented in the Appendix I “Quantitative information refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012”.
6.2.1.Measurement of Expected Credit Loss (ECL)
IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimation removing any conservatism or optimism, including the time value of money and a forward-looking perspective (including the economic forecast), all this based on the information that is available at a certain point in time and that is reasonable and bearable with respect to future economic conditions.
Therefore, the recognition and measurement of expected credit losses is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into the ECL model.
The modeling of the ECL calculation is subject to a governance system that is common to the entire Group. Within this common framework, each geography makes the necessary adaptations to capture its particularities. The methodology, assumptions and observations used by each geography are reviewed annually, and after a validation and approval process, the outcome of this review is incorporated into the ECL calculations.
Risk parameters by homogeneous groups
Expected losses can be estimated both individually and collectively. Regarding the collective estimate, the instruments are distributed in homogeneous groups (segments) that share similar risk characteristics. Following the guidelines established by the Group for the development of models under IFRS 9, each geography performs the grouping based on the information available, its representativeness or relevance and compliance with the necessary statistical requirements.
Depending on the portfolio or the parameter being estimated, one risk driver or another will apply and different segments will reflect differences in PDs and LGDs. Thus, in each segment, changes in the level of credit risk will respond to the impact of changing conditions on the common range of credit risk drivers. The effect on the group’s credit risk in response to changes in forward-looking information will be considered as well. Macroeconomic modeling for each segment is carried out using some of the shared risk characteristics.
These segments share credit risk characteristics such that changes in credit risk in a part of the portfolio are not concealed by the performance of other parts of the portfolio. In that sense, the methodology developed for ECL estimation indicates the risk drivers that have to be taken into account for PD segmentation purposes, depending on whether the estimation is for retail or wholesale portfolios.
As an example of the variables that can be taken into consideration to determine the final models, the following stand out:
•PD - Retail: Contractual residual maturity, credit risk scoring, type of product, days past due, forbearance, time on books, time to maturity, nationality of the debtor, sale channel, original term, indicator of credit card activity, percentage of initial drawn balance in credit cards.
•PD - Wholesale: Credit Risk Rating, type of product, watch-list level, forbearance (client), time to maturity, industry sector, updated balance (y/n), paid off, grace period.
•LGD – retail: credit Risk Scoring, segment, type of product, secured / unsecured, type of collateral, sales channel, nationality, business area, debtor’s commercial segment, forbearance (account), EAD (this risk driver could be correlated with the time on books or the LTV so, before including it, an assessment should be done in order to avoid a double counting effect), time on default of the account (for defaulted exposures), geographical location.
•LGD - wholesale: credit Risk Rating, geographical location, segment, type of product, secured / Unsecured, type of collateral, business area, forbearance (client), debtor’s commercial segment time on default of the deal (for defaulted exposures).
•CCF: wholesale/retail, percentage of initial drawn balance, debtor’s commercial segment, days past due, forbearance, credit limit activity, time on books.
In the BBVA Group, the expected losses calculated are based on the internal models developed for all the Group's portfolios, unless clients are subject to individualized estimates.

Exposures with other credit institutions, sovereign debt or with public administrations are characterized by a low number of defaults, so the Group's historical bases do not contain sufficiently representative information to build impairment models based on them. However, there are external sources of information that, based on broader observations, are capable of providing the necessary inputs to develop models of expected losses. Therefore, based on the rating assigned to these exposures and taking into account the inputs obtained from these sources, the calculations of expected losses are developed internally, including their projection based on the macroeconomic perspectives.
Individual estimation of expected credit losses
The Group periodically and individually reviews the situation and credit rating of its customers, regardless of their classification, taking into consideration the information deemed necessary to do so. It also has procedures in place within the risk management framework to identify the factors that may lead to increased risk and, consequently, to a greater need for provisions.
The monitoring model established by the Group consists of continuously monitoring the risks to which it is exposed, which guarantees their proper classification in the different categories of IFRS 9. The original analysis of the exposures is reviewed through the procedures for updating the rating tools (rating and scoring), which periodically review the financial situation of clients, influencing the classification by stages of exposures.
Within this credit risk management framework, the Group has procedures that guarantee the review, at least annually, of all its wholesale counterparties through the so-called financial programs, which include the current and proposed positioning of the Group with the customer in terms of credit risk. This review is based on a detailed analysis of the client's up-to-date financial situation, which is complemented by other information available in relation to individual perspectives on business performance, industry trends, macroeconomic prospects or other public data. As a result of this analysis, the preliminary rating of the client is obtained, which, after undergoing the internal procedure, can be revised down if deemed appropriate (for example, general economic environment or evolution of the sector). These factors in addition to the information that the client can provide are used to review the ratings even before the scheduled financial plan reviews are conducted if circumstances warrant.
Additionally, the Group has established procedures to identify wholesale customers in the internal Watch List category, which is defined as that risk in which, derived from an individualized credit analysis, an increase in credit risk is observed, either due to economic or financial difficulties or because they have suffered, or are expected to suffer, adverse situations in their environment, without meeting the criteria for classification as impaired risk. Under this procedure, all a customer's Watch List exposures are considered Stage 2 regardless of when they originated, if as a result of the analysis the customer is considered to have significantly increased risk.
Finally, the Group has so-called Workout Committees, both local and corporate, which analyze not only the situation and evolution of significant clients in Watch List and doubtful situations, but also those significant clients in which, without having still rated on Watch List, they may present some Stage 2 rated exposure for a quantitative reason (PD comparison from origination). This analysis is carried out in order to decide if, derived from this situation, all the client's exposures should be considered in the Watch List category, which would imply the migration of all the client's operations to Stage 2 regardless of the date on which they originated.
With this, the Group ensures an individualized review of the credit quality of its wholesale counterparties, identifying the situations in which a change in the risk profile of these clients may have occurred and proceeding, where appropriate, to estimate individualized credit losses. Along with this review, the Group individually estimates the expected losses of those clients whose total exposure exceeds certain thresholds, including those that part of their operations may be classified in stage 1 and part in stage 2. In setting thresholds, each geography determines the minimum amount of a client's exposure whose expected losses must be estimated individually taking into account the following:
•For clients with exposures in stage 3. The analysis of clients with total risk above this threshold implies analyzing at least 40% of the total risk of the wholesale portfolio in stage 3. Although the calibration of the threshold is done on the wholesale portfolio, clients of other portfolios must be analyzed if they exceed the threshold, staying in Stage 3.
•For all other situations. The analysis of clients with total risk above this threshold implies analyzing at least 20% of the total risk of the Watch List wholesale portfolio. Although the threshold calibration is carried out on the exposure classified as Watch List, wholesale clients or clients belonging to other portfolios that have exposures classified as Watch-List and whose total exposure exceeds the mentioned threshold must be analyzed individually, considering both the exposures classified in stage 1 as in stage 2.
Regarding the methodology for the individual estimation of expected losses, it should be mentioned, firstly, that these are measured as the difference between the asset’s carrying amount and the estimated future cash flows discounted at the financial asset’s effective interest rate.
The estimated recoverable amount should correspond to the amount calculated under the following method:
•The present value of estimated future cash flows discounted at the financial asset’s original effective interest rate; and
•The estimation of the recoverable amount of a collateralized exposure reflects the cash flows that may result from the liquidation of the collateral.
The estimated future cash flows depend on the type of approach applied, which can be:
•Going concern scenario: when the entity has updated and reliable information about the solvency and ability of payment of the holders or guarantors. The operating cash flows of the debtor, or the guarantor, continue and can be used to repay the financial debt to all creditors. In addition, collateral may be exercised to the extent it does not influence operating cash flows. The following aspects should be taken into account:

◦Future operating cash flows should be based on the financial statements of the debtor.
◦When the projections made on these financial statements assume a growth rate, a constant or decreasing growth rate must be used over a maximum growth period of 3 to 5 years, and subsequently constant cash flows.
◦The growth rate should be based on the analysis of the evolution of the debtor's financial statements or on a sound and applicable business restructuring plan, taking into account the resulting changes in the structure of the company (for example, due to divestments or the interruption of unprofitable lines of business).
◦(Re)-investments that are needed to preserve cash flows should be considered, as well as any foreseeable future cash-flow changes (e.g. if a patent or a long-term loan expires).
◦When the recoverability of the exposure relies on the realization of the disposal of some assets by the debtor, the selling price should reflect the estimated future cash flows that may result from the sale of the assets less the estimated costs associated with the disposal.
•Gone concern scenario: when the entity does not have updated and reliable information, it should consider that the estimation of loan receivable flows is of high uncertainty. Estimation should be carried out through the estimation of recoverable amounts from the effective real guarantees received. It will not be admissible as effective guarantees, those whose effectiveness depends substantially on the creditworthiness of the debtor or economic group in which it takes part. Under a gone concern scenario, the collateral is exercised and the operating cash flows of the debtor cease. This could be the case if:
◦The exposure has been past due for a long period. There is a rebuttable presumption that the allowance should be estimated under a gone concern criterion when arrears are greater than 18 months.
◦Future operating cash flows of the debtor are estimated to be low or negative.
◦Exposure is significantly collateralized, and this collateral is central to cash-flow generation.
◦ There is a significant degree of uncertainty surrounding the estimation of the future cash flows. This would be the case if the earnings before interest, taxes, depreciation and amortization (EBITDA) of the two previous years had been negative, or if the business plans of the previous years had been flawed (due to material discrepancies in the back-testing).
◦ Insufficient information is available to perform a going concern analysis.

Significant increase in credit risk
As indicated in Note 2.2 of the Group Annual Accounts as of December 2020, the criteria for identifying the significant increase in risk are applied consistently throughout the Group, distinguishing between quantitative reasons or by comparison of probabilities of default and qualitative reasons (more than 30 days of default, watch list consideration or non-impaired refinancing).
To manage credit risk, the Group uses all relevant information that is available and that may affect the credit quality of the exposures. This information may come mainly from the internal processes of admission, analysis and monitoring of operations, from the strategy defined by the Group regarding the price of operations or distribution by geographies, products or sectors of activity, from the observance of the macroeconomic environment, from market data such as interest rate curves, or prices of the different financial instruments, or from external sources of credit rating.
This set of information is the basis for determining the rating and scoring corresponding to each of the exposures and which are assigned a probability of default (PD) that, as already mentioned, it undergoes an annual review process that assesses its representativeness (back testing) and is updated with new observations. Furthermore, the projection of these PDs over time has been modeled based on macroeconomic expectations, which allows obtaining the probabilities of default throughout the life of the operations.
Based on this common methodology, and in accordance with the provisions of IFRS 9 and the EBA guidelines on credit risk management practices (EBA / GL / 2017/06), each geography has established absolute and relative thresholds for identifying whether the expected changes in the probabilities of default have increased significantly compared to the initial moment, adapted to the particularities of each one of them in terms of origination levels, product characteristics, distribution by sectors or portfolios, and macroeconomic situation. To establish the aforementioned thresholds, a series of general principles are considered, such as:
•Uniformity: Based on the rating and scoring systems that, in a homogeneous manner, are implemented in the Group's units.
•Stability: The thresholds must be established to identify the significant increase in risk produced in exposures since their initial recognition and not only to identify those situations in which it is already foreseeable that they will reach the level of impairment. For this reason, it is to be expected that of the total exposures there will always be a representative group for which said increased risk is identified.
•Anticipation: The thresholds must consider the identification of the increased risk in advance with respect to the recognition of the exposures as impaired or even before a real default occurs. The calibration of the thresholds should minimize the cases in which the instruments are classified in stage 3 without having previously been recognized as stage 2.

•Indicators or metrics: It is expected that the classification of the exposures in stage 2 will have sufficient permanence to allow them to develop an anticipatory management of them before, where appropriate, they end up migrating to stage 3.
•Symmetry: IFRS 9 provides for a symmetric treatment both to identify the significant increase in risk and to identify that it has disappeared, so the thresholds also work to improve the credit classification of exposures. In this sense, it is expected that the cases in which the exhibitions that improve from stage 3 are directly classified into stage 1 will be minimal.
•The identification of the significant increase in risk from the comparison of the probabilities of default should be the main reason why exposures in stage 2 are recognized.
Specifically, a contract will be transferred to stage 2 when the following two conditions are met by comparing the current PD values and the origination PD values:
(Current PD)/(origination PD) - 1*100 > Relative Threshold (%) and
Current PD – origination PD > Absolute threshold (pbs)
These absolute and relative thresholds are consistently established for each geography and for each portfolio, taking into account their particularities and based on the principles described. The thresholds set by each geography are included within the annual review process and, generally speaking, are in the range of 30% to 250% for the relative threshold and from 10 to 150 basis points for the absolute threshold.
The establishment of absolute and relative thresholds, as well as their different levels, comply with the provisions of IFRS 9 when it indicates that a certain change, in absolute terms, in the risk of a default will be more significant for a financial instrument with a lower initial risk of default compared to a financial instrument with higher initial risk of default.
For existing contracts before the implementation of IFRS 9, given the limitations in the information available on them, the thresholds are calibrated based on the PDs obtained from the prudential or economic models for calculating capital.
Risk Parameters Adjusted by Macroeconomic Scenarios
Expected credit loss (ECL) must include forward looking information, in accordance with IFRS 9, which states that the comprehensive credit risk information must incorporate not only historical information but also all relevant credit information, also including forward-looking macroeconomic information. BBVA uses the typical credit risk parameters PD, LGD and EAD in order to calculate the ECL for the credit portfolios.
BBVA´s methodological approach in order to incorporate the forward looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:
• Step 1: Analysis and transformation of time series data.
• Step 2: For each dependent variable find conditional forecasting models that are economically consistent.
• Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their forecasting capacity.
How economic scenarios are reflected in calculation of ECL
The forward looking component is added to the calculation of the ECL through the introduction of macroeconomic scenarios as an input. Inputs highly depend on the particular combination of region and portfolio, so inputs are adapted to available data regarding each of them.
Based on economic theory and analysis, the main indicators most directly relevant for explaining and forecasting the selected risk parameters (PD, LGD and EAD) are:
•The net income of families, corporates or public administrations.
• The outstanding payment amounts on the principal and interest on the financial instruments.
• The value of the collateral assets pledged to the loan.
BBVA Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by the BBVA Research department.
Only a single specific indicator for each of the three categories can be used and only one of the following core macroeconomic indicators should be chosen as first option:
•The real GDP growth for the purpose of conditional forecasting can be seen as the only “factor” required for capturing the influence of all potentially relevant macro-financial scenarios on internal PDs and LGD.
•The most representative short term interest rate (typically the policy rate or the most liquid sovereign yield or interbank rate) or exchange rates expressed in real terms.

•A comprehensive and representative index of the price of real estate properties expressed in real terms in the case of mortgage loans and a representative and real term index of the price of the relevant commodity for corporate loan portfolios concentrated in exporters or producers of such commodity.
Real GDP growth is given priority over any other indicator not only because it is the most comprehensive indicator of income and economic activity but also because it is the central variable in the generation of macroeconomic scenarios.
Multiple scenario approach
IFRS 9 requires calculating an unbiased probability weighted measurement of expected credit losses (“ECL”) by evaluating a range of possible outcomes, including forecasts of future economic conditions.
The BBVA Research teams within the BBVA Group produce forecasts of the macroeconomic variables under the baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, ICAAP and risk appetite framework, stress testing, etc.
Additionally, the BBVA Research teams produce alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.
Alternative macroeconomic scenarios
•For each of the macro-financial variables, BBVA Research produces three scenarios.
•BBVA Research tracks, analyzes and forecasts the economic environment to provide a consistent forward looking assessment about the most likely scenario and risks that impact BBVA’s footprint. To build economic scenarios, BBVA Research combines official data, econometric techniques and expert judgment.
•Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.
•The non-linearity overlay is defined as the ratio between the probability-weighted ECL under the alternative scenarios and the baseline scenario, where the scenario’s probability depends on the distance of the alternative scenarios from the base one.
•BBVA Group establishes equally weighted scenarios, being the probability 34% for the baseline scenario, 33% for the worst alternative scenario and 33% for the best alternative scenario.
The approach in BBVA Group consists on using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting…) and then applying an overlay adjustment that is calculated by taking into account the weighted average of the ECL determined by each of the scenarios. This effect is calculated taking into account the average weight of the expected loss determined for each scenario.
It is important to note that in general, it is expected that the effect of the overlay is to increase the ECL. It is possible to obtain an overlay that does not have that effect, whenever the relationship between macro scenarios and losses is linear. However, the overlay is not expected to reduce the ECL.
On the other hand, the BBVA Group also takes into account the range of possible scenarios when defining its significant increase in credit risk. Thus, the PDs used in the quantitative process to identify the significant increase in credit risk will be those that result from making a weighted average of the PDs calculated under the three scenarios.
Macroeconomic scenarios used on the calculation of expected credit losses
The COVID-19 pandemic has generated a macroeconomic uncertainty situation with a direct impact on credit risk of the entities, particularly, on the expected credit losses under IFRS9.
This situation has allowed the accounting authorities and the banking supervisors to adopt measures in order to mitigate the impacts that this crisis could imply on the calculation of expected credit losses under IFRS9 as well as on solvency.
One of these measures was to mitigate the potential procyclicality of the accounting regulation. Although, BBVA group adopted measures aligned with this indication, as of June 30th 2021, these measures have practically no effect on the consideration of forward looking information, once the different economies have initiated a recovery after the declines recorded in the main macroeconomic variables during 2020.
The estimate for the next five years of the Gross Domestic Product (GDP), of the variation in the unemployment rate and of the House Price Index (HPI), for the most relevant countries where it represents a significant factor, is determined by BBVA Research and it has been used at the time of the calculation of the expected credit loss as of June 30, 2021:

Positive scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2021	6.09%	15.38%	(1.88)%	5.54%	4.67%	1.02%	8.90%	12.69%
2022	7.44%	13.05%	1.94%	3.41%	4.65%	1.36%	6.83%	11.74%
2023	2.99%	11.11%	4.16%	2.41%	4.62%	0.79%	4.19%	12.15%
2024	2.28%	9.73%	3.91%	2.06%	4.57%	2.36%	4.11%	12.47%
2025	2.22%	8.49%	3.49%	1.69%	4.50%	2.77%	4.15%	12.53%
2026	2.18%	7.39%	2.94%	1.51%	4.44%	2.58%	4.16%	12.54%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2021	12.65%	9.90%	11.81%	9.95%	6.85%	15.83%
2022	6.54%	8.55%	5.86%	8.63%	5.66%	14.76%
2023	3.92%	8.30%	2.19%	7.91%	3.40%	14.26%
2024	3.59%	6.98%	2.10%	7.40%	3.51%	12.76%
2025	3.38%	6.80%	2.12%	6.84%	3.51%	11.64%
2026	3.30%	6.72%	2.22%	6.82%	3.61%	10.76%

Estimate of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2021	5.47%	16.58%	(3.28)%	4.67%	4.78%	1.08%	4.98%	13.91%
2022	6.96%	14.65%	0.33%	2.77%	4.84%	1.24%	4.50%	13.12%
2023	2.91%	12.73%	3.62%	2.31%	4.77%	0.68%	4.03%	12.76%
2024	2.27%	11.30%	3.49%	2.02%	4.70%	2.40%	3.99%	12.71%
2025	2.22%	10.00%	3.04%	1.67%	4.63%	2.75%	4.03%	12.71%
2026	2.19%	8.75%	2.49%	1.49%	4.56%	2.56%	4.04%	12.71%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2021	10.01%	10.04%	7.01%	10.80%	5.46%	16.03%
2022	4.76%	8.79%	2.98%	9.68%	4.80%	15.05%
2023	3.78%	8.52%	2.02%	8.65%	3.40%	14.55%
2024	3.59%	7.17%	2.00%	7.93%	3.51%	13.05%
2025	3.38%	6.97%	1.99%	7.33%	3.51%	11.93%
2026	3.30%	6.90%	2.09%	7.33%	3.61%	11.03%

Negative scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2021	4.87%	17.74%	(4.70)%	3.84%	4.91%	1.09%	0.99%	15.09%
2022	6.51%	16.20%	(1.08)%	2.12%	5.03%	1.03%	1.86%	14.56%
2023	2.83%	14.30%	3.03%	2.22%	4.94%	0.49%	3.88%	13.41%
2024	2.23%	12.87%	2.84%	1.97%	4.84%	2.32%	3.90%	12.94%
2025	2.18%	11.53%	2.28%	1.63%	4.76%	2.75%	3.96%	12.89%
2026	2.15%	10.13%	1.73%	1.45%	4.69%	2.56%	3.96%	12.88%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2021	7.36%	10.18%	2.26%	11.62%	4.06%	16.22%
2022	2.97%	9.04%	(0.26)%	10.69%	3.89%	15.33%
2023	3.63%	8.75%	1.82%	9.38%	3.40%	14.82%
2024	3.59%	7.38%	1.86%	8.43%	3.51%	13.32%
2025	3.38%	7.18%	1.84%	7.79%	3.51%	12.18%
2026	3.30%	7.11%	1.93%	7.80%	3.61%	11.27%

Sensitivity to macroeconomic scenarios
A sensitivity exercise has been carried out on the expected losses due to variations in the key hypotheses as they are the ones that introduce the greatest uncertainty in estimating such losses. As a first step, GDP and House Prices have been identified as the most relevant variables. These variables have been subjected to shocks of +/- 100 bps in their entire window with impact of the macro models. Independent sensitivities have been assessed, under the assumption of assigning a 100% probability to each determined scenario with these independent shocks.
Variation in provisions is determined both by re-staging (that is: in worse scenarios due to the recognition of lifetime credit losses for additional operations that are transferred to stage 2 from stage 1 where 12 months of losses are valued: or vice versa in improvement scenarios) as well as variations in the collective risk parameters (PD and LGD) of each financial instrument due to the changes defined in the macroeconomic forecasts of the scenario.
The expected loss variation is as follow:

June 2021 (*)
	BBVA Group					Spain			Mexico			Turkey
GPD	Total Portfolio	Retail	Mortgages	Wholesaler	Fixed income	Total Portfolio	Mortgages	Companies	Total Portfolio	Mortgages	Cards	Total Portfolio	Mortgages	Cards
-100pb	3.32%	3.15%	3.41%	4.28%	1.73%	3.32%	4.03%	4.16%	3.73%	2.06%	6.57%	1.56%	1.58%	1.62%
+100pb	(3.07)%	(2.90)%	(2.92)%	(4.01)%	(1.73)%	(3.06)%	(3.35)%	(3.97)%	(3.56)%	(1.96)%	(6.07)%	(1.47)%	(1.55)%	(1.47)%
Housing price
-100pb							5.17%	0.78%		3.66%
+100pb							(5.11)%	(0.77)%		(3.43)%
(*) Last available data as of May 31, 2021, and from Turkey as of December 31, 2020.
Additional adjustments to expected losses measurement
In addition to what is described on individualized and collective estimates of expected losses and macroeconomic estimates, the Group may supplement the expected losses if it deems it necessary to account for the effects that may not be included, either by considering risk drivers or by the incorporation of sectorial particularities or that may affect a set of operations or borrowers. These adjustments should be temporary, until the reasons that motivated them disappear or materialize.
For this reason, the expected losses have been supplemented with additional amounts that have been considered necessary to collect the particular characteristics of borrowers, sectors or portfolios and that may not be identified in the general process. In order to incorporate those effects that are not included in the impairment models, there are management adjustments to the expected losses which amount to 348 million euros as of June 30, 2021, 315 million in Spain and 32 million euros in Peru. The variation in Spain and Peru is driven by an additional provision given the possibility of new extensions in the financing granted or agreements aimed at ensuring business viability.

6.2.2.Credit risk exposure
In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the balance sheets as of June 30, 2021 and December 31, 2020 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to enable compliance with payment obligations. The details are broken down by the nature of the financial instruments and counterparties:

Maximum credit risk exposure (Millions of Euros)
	Notes	June 2021	Stage 1	Stage 2	Stage 3
Financial assets held for trading		76,852
Debt securities	9	25,116
Equity instruments	9	14,315
Loans and advances	9	37,421
Non-trading financial assets mandatorily at fair value through profit or loss		5,742
Loans and advances	10	722
Debt securities	10	194
Equity instruments	10	4,827
Financial assets designated at fair value through profit or loss	11	1,107
Derivatives (trading and hedging)		43,528
Financial assets at fair value through other comprehensive income		73,252
Debt securities		71,877	71,531	345	—
Equity instruments	12	1,347
Loans and advances to credit institutions	12	27	27	—	—
Financial assets at amortized cost		379,722	332,953	31,734	15,036
Loans and advances to central banks		5,098	5,098	—	—
Loans and advances to credit institutions		11,877	11,858	15	4
Loans and advances to customers		327,372	280,797	31,562	15,013
Debt securities		35,375	35,199	157	19
Total financial assets risk		580,202	—	—	—
Total loan commitments and financial guarantees		159,688	148,865	10,019	804
Loan commitments given	30	112,127	106,241	5,745	141
Financial guarantees given	30	10,937	9,620	1,044	273
Other commitments given	30	36,624	33,004	3,231	389
Total maximum credit exposure		739,890

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2020	Stage 1	Stage 2	Stage 3
Financial assets held for trading		68,075
Debt securities	9	23,970
Equity instruments	9	11,458
Loans and advances	9	32,647
Non-trading financial assets mandatorily at fair value through profit or loss		5,198
Loans and advances	10	709
Debt securities	10	356
Equity instruments	10	4,133
Financial assets designated at fair value through profit or loss	11	1,117
Derivatives (trading and hedging)		46,302
Financial assets at fair value through other comprehensive income		69,537
Debt securities		68,404	67,995	410	—
Equity instruments	12	1,100
Loans and advances to credit institutions	12	33	33	—	—
Financial assets at amortized cost		379,857	334,552	30,607	14,698
Loans and advances to central banks		6,229	6,229	—	—
Loans and advances to credit institutions		14,591	14,565	20	6
Loans and advances to customers		323,252	277,998	30,581	14,672
Debt securities		35,785	35,759	6	20
Total financial assets risk		570,084	—	—	—
Total loan commitments and financial guarantees		179,440	165,726	12,682	1,032
Loan commitments given	30	132,584	124,104	8,214	265
Financial guarantees given	30	10,665	9,208	1,168	290
Other commitments given	30	36,190	32,414	3,300	477
Total maximum credit exposure		749,524

The breakdown by geographical location and Stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers at amortized cost as of June 30, 2021 and December 31, 2020 is shown below:

June 2021 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	197,698	170,980	18,575	8,143	(5,378)	(697)	(974)	(3,707)	192,320	170,283	17,601	4,436
Mexico	54,931	48,722	4,463	1,746	(2,056)	(719)	(402)	(935)	52,875	48,003	4,061	811
Turkey (**)	39,186	31,215	4,616	3,355	(2,275)	(197)	(438)	(1,640)	36,911	31,019	4,178	1,715
South America (***)	34,532	28,866	3,906	1,760	(1,903)	(357)	(430)	(1,117)	32,629	28,510	3,476	643
Others	1,025	1,013	3	9	(8)	(1)	—	(7)	1,017	1,012	2	2
Total (****)	327,372	280,797	31,562	15,013	(11,620)	(1,970)	(2,244)	(7,406)	315,752	278,827	29,318	7,607
Of which: individual					(2,653)	(5)	(541)	(2,107)
Of which: collective					(8,966)	(1,965)	(1,703)	(5,298)
(*) Spain includes all the countries where BBVA, S.A. operates
(**) Turkey includes all the countries in which Garanti BBVA operates.
(***) In South America, BBVA Group operates in Argentina, Colombia, Peru and Uruguay.
(****) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of June 30, 2021, the remaining balance was €301 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.

December 2020 (Millions of Euros)
		Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	195,983	171,397	16,387	8,199	(5,679)	(753)	(849)	(4,077)	190,304	170,644	15,538	4,122
Mexico	52,211	46,373	4,071	1,767	(2,211)	(685)	(442)	(1,083)	50,000	45,688	3,628	684
Turkey (**)	39,633	30,832	5,806	2,995	(2,338)	(246)	(535)	(1,557)	37,295	30,586	5,272	1,438
South America (***)	34,499	28,484	4,312	1,703	(1,870)	(320)	(460)	(1,090)	32,629	28,165	3,852	612
Others	925	912	5	8	(7)	(1)	—	(6)	918	911	4	2
Total (****)	323,252	277,998	30,581	14,672	(12,105)	(2,005)	(2,287)	(7,813)	311,147	275,993	28,294	6,860
Of which: individual					(2,611)	(10)	(479)	(2,122)
Of which: collective					(9,494)	(1,995)	(1,808)	(5,691)
(*) Spain includes all the countries where BBVA, S.A. operates.
(**) Turkey includes all the countries in which Garanti BBVA operates.
(***) In South America, BBVA Group operates in Argentina, Colombia, Peru and Uruguay.
(****) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2020, the remaining balance was €363 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.
The breakdown by counterparty and product of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by type of product, classified in different headings of the assets as of June 30, 2021 and December 31, 2020 is shown below:

June 2021 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	31	—	182	2,549	619	3,381	3,544
Credit card debt	—	—	—	2	1,450	11,760	13,213	14,235
Commercial debtors		603	—	728	14,971	70	16,372	16,578
Finance leases	—	202	—	6	7,261	327	7,795	8,131
Reverse repurchase loans	933	—	1,781	2	—	—	2,716	2,731
Other term loans	3,986	18,657	3,855	5,822	110,475	135,339	278,134	287,986
Advances that are not loans	168	275	6,251	3,529	1,052	560	11,835	11,890
LOANS AND ADVANCES	5,087	19,769	11,887	10,270	137,759	148,675	333,448	345,097
By secured loans
Of which: mortgage loans collateralized by immovable property		354	—	248	22,213	94,707	117,522	120,904
Of which: other collateralized loans	919	1,024	314	334	3,779	2,011	8,380	8,857
By purpose of the loan
Of which: credit for consumption						41,120	41,120	44,087
Of which: lending for house purchase						94,959	94,959	96,551
By subordination
Of which: project finance loans					10,240		10,240	10,715

December 2020 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	7	—	502	1,798	528	2,835	3,021
Credit card debt	—	—	—	2	1,485	11,605	13,093	14,220
Commercial debtors		898	—	317	14,262	67	15,544	15,796
Finance leases	—	197	—	6	7,125	322	7,650	8,013
Reverse repurchase loans	472	—	1,914	—	71	—	2,457	2,463
Other term loans	5,690	18,111	3,972	5,799	111,141	132,603	277,317	287,467
Advances that are not loans	48	260	8,721	3,191	1,084	473	13,777	13,833
LOANS AND ADVANCES	6,209	19,475	14,608	9,817	136,966	145,598	332,672	344,813
By secured loans
Of which: mortgage loans collateralized by immovable property		372	—	209	22,091	94,147	116,819	120,194
Of which: other collateralized loans	472	952	—	317	3,763	2,059	7,562	7,776
By purpose of the loan
Of which: credit for consumption						39,799	39,799	43,037
Of which: lending for house purchase						94,098	94,098	95,751
By subordination
Of which: project finance loans					10,721		10,721	11,032
The value of guarantees received as of June 30, 2021 and December 31, 2020, is as follows:

Guarantees received (Millions of Euros)
	June 2021	December 2020
Value of collateral	117,917	116,900
Of which: guarantees normal risks under special monitoring	11,951	11,296
Of which: guarantees non-performing risks	3,699	3,577
Value of other guarantees	47,988	47,012
Of which: guarantees normal risks under special monitoring	6,042	4,045
Of which: guarantees non-performing risks	768	575
Total value of guarantees received	165,906	163,912
6.2.3.Impaired secured loans
The breakdown of loans and advances, within the heading “Financial assets at amortized cost”, impaired loans and advances and accumulated impairment, as well as the gross carrying amount, by counterparties as of June 30, 2021 and December 31, 2020, is as follows:

June 2021 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	5,098	—	(12)	—
General governments	19,711	67	(38)	0.3%
Credit institutions	11,877	4	(17)	—
Other financial corporations	10,297	14	(27)	0.1%
Non-financial corporations	143,226	8,082	(6,009)	5.6%
Households	154,137	6,850	(5,546)	4.4%
LOANS AND ADVANCES	344,348	15,017	(11,649)	4.4%

December 2020 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	6,229	—	(20)	—
General governments	19,439	76	(48)	0.4%
Credit institutions	14,591	6	(16)	—
Other financial corporations	9,856	14	(39)	0.1%
Non-financial corporations	142,547	7,477	(6,123)	5.2%
Households	151,410	7,106	(5,895)	4.7%
LOANS AND ADVANCES	344,072	14,678	(12,141)	4.3%

The changes during the six months ended June 30, 2021, and the year ended December 31, 2020 of impaired financial assets and contingent risks (financial assets and guarantees given) are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	June 2021	December 2020
Balance at the beginning	15,478	16,770
Additions	4,235	9,533
Decreases (*)	(2,000)	(5,024)
Net additions	2,236	4,509
Amounts written-off	(1,918)	(3,603)
Exchange differences and other	(96)	(968)
Discontinued operations	—	(1,230)
Balance at the end	15,700	15,478
(*) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries.
6.2.4.Loss allowances
Below are the changes in the six months ended June 30, 2021, and the year ended December 31, 2020 in the provisions recognized on the accompanying condensed consolidated balance sheets to cover the estimated loss allowances in loans and advances of financial assets at amortized cost:

Changes in loss allowances of loans and advances at amortized cost (Millions of Euros)
	June 2021	December 2020
Balance at the beginning of the period	(12,141)	(12,427)
Increase in loss allowances charged to income	(4,480)	(9,274)
Stage 1	(966)	(1,699)
Stage 2	(1,022)	(2,169)
Stage 3	(2,491)	(5,407)
Decrease in loss allowances charged to income	2,906	4,381
Stage 1	930	1,485
Stage 2	717	1,077
Stage 3	1,259	1,818
Transfer to written-off loans, exchange differences and other	2,065	4,056
Transfer to discontinued operations	—	1,123
Closing balance	(11,649)	(12,141)
6.3.Liquidity and funding risk
In view of the initial uncertainty caused by the outbreak of COVID-19 in March 2020, the various different central banks provided a joint response through specific measures and programs, the extent of which, in some cases, has been extended until 2021 to facilitate the financing of the real economy and the provision of liquidity in the financial markets, increasing liquidity buffers in almost all geographical areas.
The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with liquidity ratios well above the minimum required:
•The BBVA Group's liquidity coverage ratio (LCR) remained comfortably above 100% throughout the first half of 2021, and stood at 179% as of June, 30. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no type of excess liquidity levels in foreign subsidiaries are considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group's LCR would stand at 218%.
•The net stable funding ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, demands banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group's NSFR ratio, calculated based on the criteria established in the Regulation (UE) 2019/876 of the European Parliament and the European Council, as of 20 May, 2019; whose starting date is June 2021, stood at 134% as of June 30, 2021.
One of the key elements in BBVA's Group liquidity and funding management is the maintenance of large high quality liquidity buffers in all business areas where the group operates. In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) accounting to €148 billion, among which, 95% correspond to maximum quality assets (LCR Tier 1).
The main transactions carried out in wholesale financing markets by the companies that form part of the BBVA Group on the first half of 2021 were:
•In March 2021 BBVA, S.A. issued preferred senior debt totaling €1,000 million at 0.125%.
•In Turkey, there have been no issuances during the first half of 2021. On June 2, BBVA Garanti renewed 100% of a syndicated loan indexed to sustainability criteria. Formed by two separate sections, amounting to USD 279 million of euros and €294 million of euros with a 1-year expiration date and signed by 34 banks from 18 different countries.
7.Fair value of financial instruments
The criteria and valuation methods used to calculate the fair value of financial assets as of June 30, 2021 do not differ significantly from those included in Note 8 from the consolidated financial statements for the year ended December 31, 2020.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the Consolidated Financial Statements for the year 2020.
The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year 2020.
Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying condensed consolidated balance sheets and their respective fair values as of June 30, 2021 and December 31, 2020:

Fair Value and Carrying Amount (Millions of euros)
		June 2021		December 2020
	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS
Cash, cash balances at central banks and other demand deposits	8	61,687	61,687	65,520	65,520
Financial assets held for trading	9	105,523	105,523	108,257	108,257
Non-trading financial assets mandatorily at fair value through profit or loss	10	5,742	5,742	5,198	5,198
Financial assets designated at fair value through profit or loss	11	1,107	1,107	1,117	1,117
Financial assets at fair value through other comprehensive income	12	73,186	73,186	69,440	69,440
Financial assets at amortized cost	13	368,026	374,126	367,668	374,267
Derivatives – Hedge accounting	14	1,530	1,530	1,991	1,991
LIABILITIES
Financial liabilities held for trading	9	82,862	82,862	86,488	86,488
Financial liabilities designated at fair value through profit or loss	11	9,811	9,811	10,050	10,050
Financial liabilities at amortized cost	21	479,618	481,619	490,606	491,006
Derivatives – Hedge accounting	14	2,384	2,384	2,318	2,318
The following table shows the financial instruments in the accompanying condensed consolidated balance sheets, broken down by the measurement technique used to determine their fair value as of June 30, 2021 and December 31, 2020:

Fair Value of financial Instruments by Levels (Millions of Euros)
		June 2021			December 2020
	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	8	61,511	—	176	65,355	—	165
Financial assets held for trading	9	31,858	68,621	5,045	32,555	73,856	1,847
Loans and advances		1,274	31,599	4,548	2,379	28,659	1,609
Debt securities		12,638	12,157	321	12,790	11,123	57
Equity instruments		14,276	—	38	11,367	31	60
Derivatives		3,669	24,865	138	6,019	34,043	121
Non-trading financial assets mandatorily at fair value through profit or loss	10	2,432	2,212	1,099	3,826	381	992
Loans and advances		200	—	522	210	—	499
Debt securities		—	166	27	4	324	28
Equity instruments		2,232	2,045	549	3,612	57	465
Financial assets designated at fair value through profit or loss	11	940	157	9	939	178	—
Loans and advances		—	—	—	—	—	—
Debt securities		940	157	9	939	178	—
Equity instruments		—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	12	63,363	9,089	734	60,976	7,866	598
Loans and advances		27	—	—	33	—	—
Debt securities		62,133	9,052	626	59,982	7,832	493
Equity instruments		1,203	37	108	961	34	105
Financial assets at amortized cost	13	32,608	13,033	328,484	35,196	15,066	324,005
Derivatives – Hedge accounting	14	69	1,452	9	120	1,862	8
LIABILITIES
Financial liabilities held for trading	9	24,286	56,578	1,998	27,587	58,045	856
Deposits		9,658	31,729	1,661	8,381	23,495	621
Trading derivatives		4,218	24,774	336	7,402	34,046	232
Short positions		10,410	75	—	11,805	504	3
Financial liabilities designated at fair value through profit or loss	11	1	8,329	1,481	—	8,558	1,492
Customer deposits		—	852	—	—	902	—
Debt certificates		1	2,262	1,481	—	3,038	1,492
Other financial liabilities		—	5,214	—	—	4,617	—
Financial liabilities at amortized cost	21	89,092	242,661	149,866	90,839	255,278	144,889
Derivatives – Hedge accounting	14	32	2,325	26	53	2,250	15

8.Cash, cash balances at central banks and other demand deposits
The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the accompanying condensed consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	June 2021	December 2020
Cash on hand	5,872	6,447
Cash equivalent balances at central banks	50,154	53,079
Other financial assets	5,661	5,994
Total	61,687	65,520
9.Financial assets and liabilities held for trading
The breakdown of the balance under these headings in the accompanying condensed consolidated balance sheets is as follows:

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	June 2021	December 2020
ASSETS
Derivatives (*)		28,672	40,183
Equity instruments	6.2	14,315	11,458
Debt securities	6.2	25,116	23,970
Issued by central banks		1,082	1,011
Issued by public administrations		21,299	19,942
Issued by financial institutions		1,066	1,479
Other debt securities		1,669	1,538
Loans and advances	6.2	37,421	32,647
Loans and advances to central banks		86	53
Reverse repurchase agreement		86	53
Loans and advances to credit institutions (**)		28,831	20,499
Reverse repurchase agreement		28,824	20,491
Loans and advances to customers		8,504	12,095
Reverse repurchase agreement		8,014	11,493
Total assets	7	105,523	108,257
LIABILITIES
Derivatives (*)		29,329	41,680
Short positions		10,485	12,312
Deposits (**)		43,048	32,496
Deposits from central banks		13,183	6,277
Repurchase agreement		13,183	6,277
Deposits from credit institutions		18,497	16,558
Repurchase agreement		18,162	16,217
Customer deposits		11,368	9,660
Repurchase agreement		11,322	9,616
Total liabilities	7	82,862	86,488
(*) The variation corresponds mainly to derivatives evolution in BBVA S.A
(**) The variation corresponds mainly to the evolution of "Reverse repurchase agreement" of BBVA S.A., partially offset by the evolution of "Repurchase agreement".
10.Non-trading financial assets mandatorily at fair value through profit or loss
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	June 2021	December 2020
Equity instruments	6.2	4,827	4,133
Debt securities	6.2	194	356
Loans and advances to customers	6.2	722	709
Total	7	5,742	5,198

11.Financial assets and liabilities designated at fair value through profit or loss
The breakdown of the balance under these headings in the accompanying condensed consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	June 2021	December 2020
ASSETS
Debt securities	6.2 / 7	1,107	1,117
LIABILITIES
Customer deposits		852	902
Debt certificates issued		3,745	4,531
Other financial liabilities: Unit-linked products		5,214	4,617
Total liabilities	7	9,811	10,050
12.Financial assets at fair value through other comprehensive income
12.1Breakdown of the balance
The breakdown of the balance of this heading of the accompanying condensed consolidated balance sheets by type of financial instruments is as follows:

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	June 2021	December 2020
Equity instruments	6.2	1,347	1,100
Debt securities		71,811	68,308
Loans and advances to credit institutions	6.2	27	33
Total	7	73,186	69,440
Of which: loss allowances of debt securities		(66)	(97)
12.2.Equity instruments
The breakdown of the balance under the heading "Equity instruments" of the accompanying condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020, is as follows:

Financial assets at fair value through other comprehensive income. Equity instruments (Millions of Euros)
	June 2021		December 2020
	Cost	Fair value	Cost	Fair value
Equity instruments
Spanish companies shares	2,235	1,114	2,182	873
Foreign companies shares	101	126	100	121
The United States	30	30	27	27
Mexico	1	32	1	34
Turkey	2	5	2	6
Other countries	69	58	70	54
Subtotal equity instruments listed	2,336	1,239	2,282	995
Equity instruments
Spanish companies shares	5	5	5	5
Foreign companies shares	55	103	58	100
Mexico	—	1	—	1
Turkey	5	5	5	5
Other countries	50	98	52	94
Subtotal unlisted equity instruments	60	108	62	105
Total	2,396	1,347	2,344	1,100

12.3.Debt securities
The breakdown of the balance under the heading "Debt securities" of the accompanying condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020, is as follows:

Financial assets at fair value through other comprehensive income. Debt securities (Millions of Euros)
	June 2021		December 2020
	Amortized cost	Fair value	Amortized cost	Fair value
Domestic debt securities
Government and other government agency debt securities	24,123	24,827	28,582	29,367
Central banks	—	—	—	—
Credit institutions	1,149	1,207	1,363	1,439
Other issuers	633	658	867	906
Subtotal	25,905	26,691	30,811	31,712
Foreign debt securities
Mexico	10,638	10,502	9,107	9,395
Government and other government agency debt securities	9,956	9,813	8,309	8,579
Central banks	—	—	—	—
Credit institutions	122	122	113	118
Other issuers	560	567	685	698
The United States	5,733	5,762	4,642	4,691
Government and other government agency debt securities	3,552	3,541	2,307	2,315
Credit institutions	107	109	186	188
Other issuers	2,074	2,112	2,149	2,187
Turkey	3,383	3,332	3,456	3,473
Government and other government agency debt securities	3,383	3,332	3,456	3,473
Central banks	—	—	—	—
Credit institutions	—	—	—	—
Other issuers	—	—	—	—
Other countries	25,028	25,524	18,340	19,037
Other foreign governments and government agency debt securities	16,626	16,936	10,458	10,943
Central banks	1,955	1,963	1,599	1,611
Credit institutions	2,465	2,556	2,521	2,629
Other issuers	3,983	4,068	3,762	3,854
Subtotal	44,783	45,119	35,545	36,596
Total	70,688	71,811	66,356	68,308
The credit ratings of the issuers of debt securities as of June 30, 2021 and December 31, 2020, are as follows:

Debt securities by rating
	June 2021		December 2020
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%
AAA	4,290	6.0%	4,345	6.4%
AA+	649	0.9%	595	0.9%
AA	442	0.6%	449	0.7%
AA-	421	0.6%	406	0.6%
A+	7,344	10.2%	5,912	8.7%
A	1,817	2.5%	2,112	3.1%
A-	27,311	38.0%	31,614	46.3%
BBB+	11,436	15.9%	8,629	12.6%
BBB	3,966	5.5%	4,054	5.9%
BBB-	9,182	12.8%	5,116	7.5%
BB+ or below	4,556	6.3%	4,731	6.9%
Unclassified	397	0.6%	345	0.5%
Total	71,811	100.0%	68,308	100.0%

12.4.Gains/losses
Changes in gains (losses)
The changes in the gains/losses (net of taxes) during the six months ended June 30, 2021 and in the year ended December 31, 2020 of debt securities recognized under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss – Fair value changes of equity instruments measured at fair value through other comprehensive income” in the accompanying condensed consolidated balance sheets are as follows:

Other comprehensive income - Changes in gains (losses) (Millions of Euros)
		Debt securities		Equity instruments
	Notes	June 2021	December 2020	June 2021	December 2020
Balance at the beginning		2,069	1,760	(1,256)	(403)
Valuation gains and losses		(696)	489	201	(876)
Amounts transferred to income		(81)	(72)
Amounts transferred to Reserves					—
Income tax and other		220	(107)	(6)	23
Balance at the end	27	1,512	2,069	(1,060)	(1,256)
During the six-month period ended June 30, 2021, a reversal of impairment on debt securities has been recognized in the accompanying consolidated income statements that amounted to €8 million, and during the six-month period ended June 30, 2020 was recorded a reversal of impairment on debt securities that amounted to €70 million under the heading "Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification - Financial Assets at fair value through other comprehensive income" (see Note 42).
In 2020, equity instruments presented a decrease of 876 million euros in the heading “Gains and losses from valuation - Accumulated other comprehensive income - Items that will not be reclassified to profit and loss - Fair value changes of equity instruments measured at fair value through other comprehensive income”, mainly due to the change in the valuation of Telefónica.

13.Financial assets at amortized cost
13.1.Breakdown of the balance
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheets according to the nature of the financial instrument is as follows:

Financial assets at amortized cost (Millions of Euros)
	Notes	June 2021	December 2020
Debt securities		35,327	35,737
Loans and advances to central banks		5,087	6,209
Loans and advances to credit institutions		11,860	14,575
Loans and advances to customers		315,752	311,147
Government		19,673	19,391
Other financial corporations		10,270	9,817
Non-financial corporations		137,217	136,424
Other		148,591	145,515
Total	7	368,026	367,668
Of which: impaired assets of loans and advances to customers (*)		15,013	14,672
Of which: loss allowances of loans and advances (*)		(11,649)	(12,141)
Of which: loss allowances of debt securities		(48)	(48)
(*) See Note 6.2.
During the six months ended June 30, 2021 and the year ended December 31, 2020, there have been no significant reclassifications neither from “Financial assets at amortized cost” to other headings nor from other headings to “Financial assets at amortized cost”.
13.2.Loans and advances to customers
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheets according to the nature of the financial instrument is as follows:

Loans and advances to customers (Millions of Euros)
	June 2021	December 2020
On demand and short notice	3,381	2,835
Credit card debt	13,213	13,093
Trade receivables	16,372	15,544
Finance leases	7,795	7,650
Reverse repurchase agreements	2	71
Other term loans	269,667	267,031
Advances that are not loans	5,321	4,924
Total	315,752	311,147
14.Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedges of interest rate risk
The breakdown of the balance under these headings in the accompanying condensed consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of Euros)
	June 2021	December 2020
ASSETS
Derivatives - Hedge accounting	1,530	1,991
Fair value changes of the hedged items in portfolio hedges of interest rate risk	23	51
LIABILITIES
Derivatives - Hedge accounting	2,384	2,318
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—

15.Investments in joint ventures and associates
The breakdown of the balance of “Investments in joint ventures and associates” in the accompanying condensed consolidated balance sheets is as follows:

Joint ventures and associates (Millions of Euros)
	June 2021	December 2020
Joint ventures	147	149
Associates	1,253	1,288
Total	1,400	1,437
16.Tangible assets
The breakdown of the balance and changes of this heading in the accompanying condensed consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible assets. Breakdown by type (Millions of Euros)
	June 2021	December 2020
Property plant and equipment	7,111	7,601
For own use	6,826	7,311
Land and buildings	4,288	4,380
Work in progress	49	52
Furniture, fixtures and vehicles	5,486	5,515
Right to use assets	3,077	3,061
Accumulated depreciation	(5,512)	(5,275)
Impairment (*)	(561)	(422)
Leased out under an operating lease	285	290
Assets leased out under an operating lease	329	345
Accumulated depreciation	(44)	(54)
Impairment (*)	—	—
Investment property	210	222
Building rental	163	198
Other	4	4
Right to use assets	149	123
Accumulated depreciation	(53)	(42)
Impairment	(53)	(60)
Total	7,321	7,823
(*) In 2021, it includes allowances on right of use of the rented offices after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 23 and 44).

17.Intangible assets
17.1.Goodwill
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheets, according to the cash-generating unit (hereinafter “CGU”) to which goodwill has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the year (Millions of Euros)
	The United States (*)	Mexico	Turkey	Colombia	Chile	Other	Total

Balance as of December 31, 2019	3,846	550	346	164	27	22	4,955
Additions	—	—	—	—	—	—	—
Exchange difference	(22)	(72)	(92)	(21)	—	(1)	(208)
Impairment	(2,084)	—	—	—	—	(13)	(2,097)
Companies held for sale	(1,740)	—	—	—	—	—	(1,740)
Other	—	—	—	—	—	—	—
Balance as of December 31, 2020	—	478	254	143	27	8	910
Additions	—	—	—	—	—	—	—
Exchange difference	—	17	(30)	(8)	—	—	(21)
Impairment	—	—	—	—	—	—	—
Companies held for sale	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Balance as of June 30, 2021	—	495	224	135	27	8	889
(*) Since the sale of BBVA USA, the United States is no longer considered a CGU (see Note 3).
Impairment test
As mentioned in Note 2.2.7 of the consolidated financial statements for the year 2020, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment. As of and for the six months ended June 30, 2021, no indicators of impairment have been identified in any of the CGUs.
17.2Other intangible assets
The breakdown of the balance and changes of this heading in the accompanying condensed consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	June 2021	December 2020
Computer software acquisition expense	1,223	1,202
Other intangible assets with an infinite useful life	12	12
Other intangible assets with a definite useful life	180	221
Total	1,414	1,435
18.Tax assets and liabilities
18.1Consolidated tax group
Pursuant to current legislation, BBVA consolidated tax group in Spain includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.
The Group’s non-Spanish banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

18.2Current and deferred taxes
The balance under the heading "Tax assets" in the accompanying condensed consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of Euros)
	June 2021	December 2020
Tax assets
Current tax assets	1,104	1,199
Deferred tax assets	15,062	15,327
Total	16,166	16,526
Tax liabilities
Current tax liabilities	677	545
Deferred tax liabilities	1,824	1,809
Total	2,501	2,355
19.Other assets and liabilities
The breakdown of the balance under these headings in the accompanying condensed consolidated balance sheets is as follows:

Other assets and liabilities (Millions of Euros)
	June 2021	December 2020
ASSETS
Inventories	446	572
Transactions in progress	107	160
Accruals	797	756
Other items	1,297	1,025
Total	2,647	2,513
LIABILITIES
Transactions in progress	27	75
Accruals	1,749	1,584
Other items	2,276	1,144
Total	4,053	2,802
20.Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale.
The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale” in the accompanying condensed consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	June 2021	December 2020
Foreclosures and recoveries	1,328	1,398
Other assets from tangible assets (*)	627	480
Companies held for sale (**)	41	84,792
Accrued amortization (***)	(111)	(89)
Impairment losses (*)	(662)	(594)
Total non-current assets and disposal groups classified as held for sale	1,223	85,987
Companies held for sale (**)	—	75,446
Total liabilities included in disposal groups classified as held for sale	—	75,446
(*) In 2021, it includes the reclassification of owned offices and facilities from "tangible assets" to "non-current assets and disposal groups classified as held for sale" and the adjustments due to the closure of the owned offices and the decommissioning of facilities after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 23 and 45).
(**) It includes mainly BBVA’s stake in BBVA U.S in 2020 (see Note 3).
(***) Accumulated amortization until related asset was reclassified as “Non-current assets and disposal groups classified as held for sale".

Assets and liabilities from discontinued operations
As mentioned in Note 1.3 and 3, the agreement for the sale of the BBVA subsidiary in the United States was announced in 2020 and finally completed on June 1, 2021. The assets and liabilities corresponding to the 37 companies sold were reclassified to the headings “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” of the consolidated balance sheet as of December 31, 2020; and the earnings of these companies for the six months ended June 30, 2021 and 2020 were classified under the heading "Profit (loss) after tax from discontinued operations" of the accompanying condensed consolidated income statements (see Note 1.3).
The condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020, and the condensed consolidated income statements and the condensed consolidated statements of cash flows for the first five months of 2021 and for the six months of 2020 of the companies sold in the United States are provided below:
Condensed consolidated balance sheets of the companies sold in the United States subsidiary as of June 30, 2021 and December 31, 2020

CONDENSED CONSOLIDATED BALANCE SHEETS (Millions of euros)
	June 2021	December 2020
Cash, cash balances at central banks and other demand deposits	—	11,368
Financial assets held for trading	—	821
Non-trading financial assets mandatorily at fair value through profit or loss	—	13
Financial assets at fair value through other comprehensive income	—	4,974
Financial assets at amortized cost	—	61,558
Derivatives - Hedge accounting	—	9
Tangible assets	—	799
Intangible assets	—	1,949
Tax assets	—	360
Other assets	—	1,390
Non-current assets and disposal groups classified as held for sale	—	16
TOTAL ASSETS	—	83,257
Financial liabilities held for trading	—	98
Financial liabilities at amortized cost	—	73,132
Derivatives - Hedge accounting	—	2
Provisions	—	157
Tax liabilities	—	201
Other liabilities	—	492
TOTAL LIABILITIES	—	74,082
Actuarial gains (losses) on defined benefit pension plans	—	(66)
Hedge of net investments in foreign operations (effective portion)	—	(432)
Foreign currency translation	—	801
Hedging derivatives. Cash flow hedges (effective portion)	—	250
Fair value changes of debt instruments measured at fair value through other comprehensive income	—	70
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	—	622

Condensed consolidated income statements of companies sold in the United States subsidiary for the periods ended June 30, 2021 and June 30, 2020.

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	June 2021	June 2020
Interest and other income	974	1,400
Interest expense	(53)	(307)
NET INTEREST INCOME	921	1,092
Dividend income	2	2
Fee and commission income	285	337
Fee and commission expense	(86)	(94)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	(4)	27
Gains (losses) on financial assets and liabilities held for trading, net	26	70
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	2	—
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	2	2
Gains (losses) from hedge accounting, net	(1)	5
Exchange differences, net	5	(11)
Other operating income	9	9
Other operating expense	(30)	(34)
GROSS INCOME	1,132	1,405
Administration costs	(661)	(748)
Depreciation and amortization	(80)	(104)
Provisions or reversal of provisions	4	(22)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(66)	(574)
NET OPERATING INCOME	330	(43)
Impairment or reversal of impairment on non-financial assets	—	(2,084)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(2)	1
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	3	1
PROFIT (LOSS) BEFORE TAX FROM	330	(2,126)
Tax expense or income related to profit or loss	(80)	22
PROFIT (LOSS) AFTER TAX	250	(2,104)
Profit (loss) after tax from the sale	29	—
PROFIT (LOSS) FOR THE PERIOD	280	(2,104)
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	—	—
ATTRIBUTABLE TO OWNERS OF THE PARENT (*)	280	(2,104)
(*) Cumulative profit net of taxes earned and recognized by BBVA Group in relation to the sale of BBVA USA Bancshares has been €582 million, corresponding to the results generated by the entities within the scope of the sale agreement from the date of the agreement to the closing date of the agreement, plus the profit after tax on the sale as of the closing date.

Condensed consolidated statements of cash flows of companies sold in the United States subsidiary for the periods ended June 30, 2021 and June 30, 2020.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Millions of Euros)
	June 2021	June 2020
A) CASH FLOWS FROM OPERATING ACTIVITIES	62	5,361
B) CASH FLOWS FROM INVESTING ACTIVITIES	(34)	(63)
C) CASH FLOWS FROM FINANCING ACTIVITIES	(26)	(34)
D) EFFECT OF EXCHANGE RATE CHANGES	60	(87)
INCREASE (DECREASE) NET CASH AND CASH EQUIVALENTS (A+B+C+D)	62	5,177
Effects of disposal on the financial position of the Group

EFFECT OF DISPOSAL ON THE FINANCIAL POSITION OF THE GROUP (Millions of Euros)
June 2021
Cash, cash balances at central banks and other demand deposits	(11,476)
Financial assets held for trading	(638)
Non-trading financial assets mandatorily at fair value through profit or loss	(15)
Financial assets at fair value through other comprehensive income	(4,620)
Financial assets at amortized cost	(61,440)
Derivatives - Hedge accounting	(8)
Tangible assets	(788)
Intangible assets	(1,938)
Tax assets	(349)
Other assets	(1,439)
Non-current assets and disposal groups classified as held for sale	(10)
Total assets	(82,720)
Financial liabilities held for trading	129
Financial liabilities at amortized cost	72,357
Provisions	156
Tax liabilities	207
Other liabilities	491
Total liabilities	73,341
Total net assets/liabilities	(9,378)

EFFECT ON NET CASH INFLOWS FROM DISCONTINUED OPERATIONS - USA (Millions of Euros)
June 2021
Consideration received satisfied in cash	9,512
Cash and cash equivalents disposed of	(11,476)
Total net cash inflows from discontinued operations - USA	(1,964)

EFFECT OF THE DIVESTMENT OF THE MOST SIGNIFICANT SALES OF NON-CURRENT ASSETS FOR SALE OF THE BBVA GROUP REFLECTED IN THE CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Millions of Euros)
June 2021
Consideration received satisfied in cash - USA	9,512
Consideration received satisfied in cash - Paraguay	210
Other collections from non-current assets and liabilities for sale	54
Total cash received from non-current assets and liabilities for sale	9,776

21.Financial liabilities at amortized cost
21.1Breakdown of the balance
The breakdown of the balance under these headings in the accompanying condensed consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of Euros)
	Note	June 2021	December 2020
Deposits		410,440	415,467
Deposits from central banks		50,731	45,177
Demand deposits		380	163
Time deposits and other		43,184	38,274
Repurchase agreements		7,168	6,740
Deposits from credit institutions		20,913	27,629
Demand deposits		8,240	7,196
Time deposits and other (*)		8,688	16,079
Repurchase agreements		3,985	4,354
Customer deposits		338,795	342,661
Demand deposits		271,721	266,250
Time deposits and other (*)		65,320	75,666
Repurchase agreements		1,754	746
Debt certificates		55,047	61,780
Other financial liabilities		14,132	13,358
Total	7	479,618	490,606
(*) It is mainly due to the decrease in time deposits at Banco Bilbao Vizcaya Argentaria, S.A. due to the current interest rate situation.
The amount recorded in Deposits from central banks - Time deposits includes the provisions of the TLTRO III facilities of the European Central Bank, mainly BBVA S.A. amounting to €38,692 and €35,032 million as of June 30, 2021 and December 31, 2020, respectively.
The positive income currently being generated by the drawdowns of the TLTRO III facilities is recorded under the heading of "Interest income and other similar income – other income" in the condensed consolidated income statements and amounts to €187 million and €29 million for the six months ended June 30, 2021 and 2020 respectively (see Note 32.1).
21.2Deposits from credit institutions
The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying condensed consolidated balance sheets is as follows:

Deposits from credit institutions (Millions of Euros)
	Demand deposits	Time deposits and others (*)	Repurchase agreements	Total
June 2021
Spain	1,531	453	—	1,984
Mexico	514	577	288	1,380
Turkey	119	753	13	885
South America	273	1,387	—	1,660
Rest of Europe	1,759	2,738	3,684	8,182
Rest of the world	4,044	2,779	—	6,823
Total	8,240	8,688	3,985	20,913
December 2020
Spain	345	1,405	1	1,751
Mexico	689	672	188	1,549
Turkey	8	580	28	617
South America	557	1,484	—	2,041
Rest of Europe	2,842	4,531	4,070	11,444
Rest of the world	2,755	7,406	67	10,228
Total	7,196	16,079	4,354	27,629
(*) Subordinated deposits are included amounting to €13 million and €12 million as of June 30, 2021 and December 31, 2020, respectively.

21.3Customer deposits
The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying condensed consolidated balance sheets is as follows:

Customer deposits (Millions of Euros)
	Demand deposits	Time deposits and others	Repurchase agreements	Total
June 2021
Spain	170,112	15,100	2	185,214
Mexico	47,789	10,317	1,134	59,240
Turkey	17,926	17,114	2	35,042
South America	25,976	10,478	—	36,454
Rest of Europe	8,310	9,957	616	18,883
Rest of the world	1,608	2,354	—	3,962
Total	271,721	65,320	1,754	338,795
December 2020
Spain	168,690	20,065	2	188,757
Mexico	43,768	10,514	117	54,398
Turkey	17,906	16,707	8	34,621
South America	25,730	11,259	—	36,989
Rest of Europe	8,435	12,373	619	21,427
Rest of the world	1,720	4,748	—	6,468
Total	266,250	75,666	746	342,661
21.4Debt certificates
The breakdown of the condensed balance under this heading, by financial instruments and by currency, is as follows:

Debt certificates (Millions of Euros)
	June 2021	December 2020
In Euros	34,878	42,462
Promissory bills and notes	503	860
Non-convertible bonds and debentures	14,277	14,538
Covered bonds	9,900	13,274
Hybrid financial instruments (*)	340	355
Securitization bonds	2,306	2,538
Wholesale funding	244	2,331
Subordinated liabilities	7,307	8,566
Convertible perpetual certificates	3,500	4,500
Non-convertible preferred stock	—	159
Other non-convertible subordinated liabilities	3,807	3,907
In foreign currencies	20,169	19,318
Promissory bills and notes	1,296	1,024
Non-convertible bonds and debentures	8,082	8,691
Covered bonds	212	217
Hybrid financial instruments (*)	1,843	455
Securitization bonds	3	4
Wholesale funding	1,366	1,016
Subordinated liabilities	7,366	7,911
Convertible perpetual certificates	1,687	1,633
Non- convertible preferred stock	—	35
Other non-convertible subordinated liabilities	5,678	6,243
Total	55,047	61,780
((*) Corresponds to structured note issuance whose underlying risk is different from the underlying risk of the derivative.
Most of the foreign currency issues are denominated in U.S. dollars.

21.5Other financial liabilities
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	June 2021	December 2020
Lease liabilities	2,586	2,674
Creditors for other financial liabilities	3,048	2,408
Collection accounts	3,994	3,276
Creditors for other payment obligations	4,504	5,000
Total	14,132	13,358
22.Assets and liabilities under insurance and reinsurance contracts
The heading “Assets under reinsurance and insurance contracts” in the accompanying condensed consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of June 30, 2021 and December 31, 2020, the balance under this heading amounted to €285 million and €306 million, respectively.
The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance and reinsurance contracts” in the accompanying condensed consolidated balance sheets.
The breakdown of the condensed balance under the heading “Liabilities under reinsurance and insurance contracts” is as follows:

Technical reserves (Millions of Euros)
	June 2021	December 2020
Mathematical reserves	9,184	8,731
Provision for unpaid claims reported	694	672
Provisions for unexpired risks and other provisions	657	548
Total	10,535	9,951
23.Provisions
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	Notes	June 2021	December 2020
Provisions for pensions and similar obligations		3,923	4,272
Other long term employee benefits		43	49
Provisions for taxes and other legal contingencies	6.1	580	612
Provisions for contingent risks and commitments	30	697	728
Other provisions (*)		1,217	479
Total		6,460	6,141
(*) Individually insignificant provisions or contingencies for various concepts in different geographies. In 2021, it also includes a €754 million provision for the collective layoff procedure that has been carried out at Banco Bilbao Vizcaya Argentaria, S.A.
Collective layoff procedure
On June 8, 2021, BBVA reached an agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect 2,935 employees. The agreement also included the closing of 480 offices. The cost of the process includes 994 million euros before taxes, of which 754 million euros correspond to the collective layoff and 240 million euros to the closing of offices (see Notes 16, 20, 29, 41, 44 and 45).
Ongoing legal proceedings and litigation
The financial sector faces an environment of increased regulatory pressure and litigation. In this environment, the various Group entities are often sued on lawsuits and are therefore involved in individual or collective legal proceedings and litigation arising from their activity and operations, including proceedings arising from their lending activity, from their labor relations and from other commercial, regulatory or tax issues, as well as in arbitration.

On the basis of the information available, the Group considers that, at June 30, 2021, the provisions made in relation to judicial proceedings and arbitration, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings. Furthermore, on the basis of the information available and with the exceptions indicated in Note 6.1 "Risk factors", BBVA considers that the liabilities that may arise from such proceedings will not have, on a case-by-case basis, a significant adverse effect on the Group's business, financial situation or results of operations.
24.Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both active service and in retirees.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

Condensed consolidated income statement impact (Millions of Euros)
	Notes	June 2021	June 2020
Interest income and expense		22	24
Personnel expense		64	66
Defined contribution plan expense	39.1	37	40
Defined benefit plan expense	39.1	27	26
Provisions, net	41	90	145
Total: expense (income)		177	236
25.Capital
As of June 30, 2021 and December 31, 2020, BBVA’s share capital amounted to €3,267,264,424.20 divided into 6,667,886,580 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.
26.Retained earnings and other reserves
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheet is as follows:

Retained earnings and other reserves (Millions of Euros)
	June 2021	December 2020
Retained earnings	31,320	30,508
Other reserves	(239)	(164)
Total	31,082	30,344

27.Accumulated other comprehensive income
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheet is as follows:

Accumulated other comprehensive income (loss). Breakdown by concepts (Millions of Euros)
	Notes	June 2021	December 2020
Items that will not be reclassified to profit or loss		(2,077)	(2,815)
Actuarial gains (losses) on defined benefit pension plans		(1,012)	(1,474)
Non-current assets and disposal groups classified as held for sale		—	(65)
Fair value changes of equity instruments measured at fair value through other comprehensive income	12.4	(1,060)	(1,256)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(5)	(21)
Items that may be reclassified to profit or loss		(13,271)	(11,541)
Hedge of net investments in foreign operations (effective portion)		(191)	(62)
Of which: Mexican peso		(535)	(362)
Of which: Turkish lira		357	317
Of which: other exchanges		(12)	(18)
Foreign currency translation		(14,221)	(14,185)
Of which: Mexican peso		(4,782)	(5,220)
Of which: Turkish lira		(5,410)	(4,960)
Of which: Argentine peso		(1,159)	(1,247)
Of which: Venezuela Bolívar		(1,860)	(1,860)
Of which: other exchanges		(1,010)	(898)
Hedging derivatives. Cash flow hedges (effective portion)		(358)	10
Fair value changes of debt instruments measured at fair value through other comprehensive income	12.4	1,512	2,069
Non-current assets and disposal groups classified as held for sale (*)		—	644
Share of other recognized income and expense of investments in joint ventures and associates		(13)	(17)
Total		(15,348)	(14,356)
(*) Correspond mainly to BBVA USA
The balances recognized under these headings are presented net of tax.

28.Non-controlling interest
The table below is a breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interest)” of the accompanying condensed consolidated balance sheets is as follows:

Non-controlling interests: breakdown by subgroups (Millions of Euros)
	June 2021	December 2020
Garanti BBVA	3,609	3,692
BBVA Peru	1,146	1,171
BBVA Argentina	464	416
BBVA Colombia	70	70
BBVA Venezuela	68	65
Other entities	71	56
Total	5,428	5,471
These amounts are broken down by groups of consolidated entities under the heading “Profit (Loss) - Attributable to minority interest (non-controlling interest)” in the accompanying condensed consolidated income statement:

Profit attributable to non-controlling interests (Millions of Euros)
	June 2021	June 2020
Garanti BBVA	394	274
BBVA Peru	63	39
BBVA Argentina	3	18
BBVA Colombia	4	2
BBVA Venezuela	3	(2)
Other entities	8	3
Total	476	333
29.Capital base and capital management
The eligible capital instruments and the risk-weighted assets of the Group (phased-in) are shown below, calculated in accordance with the applicable regulation, considering the entities in scope required by such regulation, as of June 30, 2021 and December 31, 2020:

Capital ratios (phased-in)
	June 2021 (*)	December 2020
Eligible Common Equity Tier 1 capital (millions of Euros) (a)	43,903	42,931
Eligible Additional Tier 1 capital (millions of Euros) (b)	5,696	6,667
Eligible Tier 2 capital (millions of Euros) (c)	7,688	8,547
Risk Weighted Assets (millions of Euros) (d)	305,599	353,273
Common Tier 1 capital ratio (CET 1) (A)=(a)/(d)	14.37%	12.15%
Additional Tier 1 capital ratio (AT 1) (B)=(b)/(d)	1.86%	1.89%
Tier 1 capital ratio (Tier 1) (A)+(B)	16.23%	14.04%
Tier 2 capital ratio (Tier 2) (C)=(c)/(d)	2.52%	2.42%
Total capital ratio (A)+(B)+(C)	18.75%	16.46%
(*) Provisional data.
BBVA’s fully-loaded CET1 ratio stood at 14.17% at June 30, 2021, which represents an increase of 244 basis points compared to December 31, 2020. The consolidated phased-in CET1 ratio stood at 14.37%. The difference is mainly explained by the effect of the transitory adjustments for the treatment of the impacts of IFRS 9 in capital ratios.
These fully-loaded ratios include the effect of the sale of BBVA Paraguay in the first quarter (approximate impact of +6 basis points), the USA sale in the second quarter (approximate impact of +260 basis points) (see Note 3), and the collective layoff procedure with an impact of -25 basis points (see Note 23).
Excluding these impacts, during the first half of the year, BBVA´s profit generation, net of shareholder’s remuneration and the remuneration on contingent convertible securities (CoCos), contributed by +45 basis points to the CET1 ratio and have made it possible to cover the negative evolution of market variables observed mainly in the first quarter of the year, as well as the regulatory impacts recorded throughout the first half of 2021.

Fully-loaded risk-weighted assets (RWAs) decreased in the first half of the year by approximately -€47 billion, mainly as a result of the USA sale and the sale of BBVA Paraguay. Excluding these impacts, RWA (which includes regulatory impacts) increased by approximately €5 billion.
The fully-loaded additional Tier 1 capital ratio (AT1) stood at 1.87% (1.86% phased-in) at June 30, 2021, which included the impact of €-1 billion due to the early amortization of a series of CoCos issued in 2016, offset by the RWA reduction.
The fully-loaded Tier 2 ratio stood at 2.44%, which represents an increase of +14 basis points compared to December 31, 2020, mainly explained by the RWA reduction during the first half of the year. The phased-in Tier 2 ratio stood at 2.52%. The difference with the fully-loaded Tier 2 ratio relates mainly to the transitional treatment of certain subordinated issuances.
In February 2021, BBVA Uruguay issued the first sustainable bond in the Uruguayan financial market for $15 million at an initial interest rate of 3.854%.
As result of the above, the total fully-loaded capital ratio stood at 18.48% as of June 30, 2021, and total phased-in ratio stood at 18.75%.
Regarding MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA has received a new communication from the Bank of Spain regarding its minimum requirement that has been calculated taking into account the financial and supervisory information as of December 31, 2019 (as the reference date used for the calibration of the MREL has been December 31, 2019, the effects, among other issues, of the USA Sale, have not been taken into account), and which supersedes the previous MREL communication published on November 19, 2019.
In accordance with this new MREL communication, BBVA has to reach, by January 1, 2022, an amount of own funds and eligible liabilities equal to 24.78% (in accordance with the new applicable regulation, the MREL in RWAs and the subordination requirement in RWAs do not include the combined capital buffer requirement; for these purposes, the applicable combined capital buffer requirement would be 2.5%, without prejudice to any other buffer that may be applicable at any time) of the total RWAs of its resolution group, on sub-consolidated level (the “MREL in RWAs”). Within this MREL in RWAs, an amount equal to 13.50% of the RWAs shall be met with subordinated instruments (the "subordination requirement in RWA"). This MREL in RWAs is equal to 10.25% in terms of the total exposure considered for calculating the leverage ratio (the “MREL in LR”), while the subordination requirement in RWAs is equal to 5.84% in terms of the total exposure considered for calculating the leverage ratio (the "subordination requirement in LR"). For BBVA, the most restrictive requirement as of today is the one expressed in RWA. The current own funds and eligible liabilities structure of the resolution group as of June 30 2021 meets the MREL in RWAs, being the MREL ratio in terms of RWA of 29.55%. Finally, as of June 30 2021, the MREL in LR is 12.43% and the subordination ratios in terms of RWA and in terms of LR are 26.84% and 11.29%, respectively.
The breakdown of the leverage ratio as of June 30, 2021 and 31 December 31, 2020, calculated according to CCR, is as follows:

Leverage ratio
	June 2021 (*)	December 2020
Tier 1 (millions of Euros) (a)	49,598	49,597
Exposure to leverage ratio (millions of Euros) (b)	665,415	741,095
Leverage ratio (a)/(b) (percentage)	7.45%	6.69%
(*) Provisional data
Finally, as of June 30, 2021, the phased-in leverage ratio, which includes the transitory treatment of certain capital elements (mainly the impact of IFRS 9), stood at 7.45% with a significant increase in the first half of the year which was mainly explained by the reduction in the exposure to the leverage ratio after the USA sale. These figures include the effect of the temporary exclusion of certain positions with central banks provided for in the "CRR-Quick fix”.

30.Commitments and guarantees given
The breakdown of the balance under these headings in the accompanying condensed consolidated balance sheets is as follows:

Commitments and guarantees given (Millions of Euros)
	Notes	June 2021	December 2020
Loan commitments given	6.2.2	112,127	132,584
Of which: impaired		141	265
Central banks		3	—
General governments		2,622	2,919
Credit institutions		13,149	11,426
Other financial corporations		4,613	5,862
Non-financial corporations		55,305	71,011
Households		36,434	41,366
Financial guarantees given	6.2.2	10,937	10,665
Of which: impaired (*)		273	290
Central banks		—	1
General governments		138	132
Credit institutions		518	339
Other financial corporations		873	587
Non-financial corporations		9,207	9,376
Households		200	231
Other commitments given	6.2.2	36,624	36,190
Of which: impaired (*)		389	477
Central banks		4	124
General governments		207	199
Credit institutions		6,267	5,285
Other financial corporations		4,577	2,902
Non-financial corporations		25,403	27,496
Households		165	182
Total	6.2.2	159,688	179,440
(*) Impaired financial guarantees given amounted to €662 and €767 million, respectively, as of June 30, 2021 and December 31, 2020, respectively.
As of June 30, 2021, the provisions for loan commitments given, financial guarantees given and other commitments given, recorded in the consolidated balance sheet amounted €284 million, €170 million and €243 million, respectively (see Note 23).
Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.
31.Other contingent assets and liabilities
As of June 30, 2021 and December 31, 2020, there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the condensed interim Consolidated Financial Statements.
32.Net interest income
32.1Interest and other income
The breakdown of the interest and other income recognized in the accompanying condensed consolidated income statement is as follows:

Interest and other income. Breakdown by origin (Millions of Euros)
	June 2021	June 2020
Financial assets held for trading	518	709
Financial assets designated at fair value through profit or loss	2	3
Financial assets at fair value through other comprehensive income	814	681
Financial assets at amortized cost	8,849	9,780
Insurance activity	508	477
Adjustments of income as a result of hedging transactions	(55)	(36)
Other income (*)	326	214
Total	10,962	11,828
(*) The balance includes the interest accrued from TLTRO III operations (See Note 21.1).
32.2Interest expense
The breakdown of the balance under this heading in the accompanying condensed consolidated income statements is as follows:

Interest expense. Breakdown by origin (Millions of Euros)
	June 2021	June 2020
Financial liabilities held for trading	651	344
Financial liabilities designated at fair value through profit or loss	33	33
Financial liabilities at amortized cost	2,980	3,587
Adjustments of expense as a result of hedging transactions	(200)	(167)
Insurance activity	362	324
Cost attributable to pension funds	30	32
Other expense	150	114
Total	4,007	4,267
33.Dividend income
The balances for this heading in the accompanying condensed consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 34), as per the breakdown below:

Dividend income (Millions of Euros)
	June 2021	June 2020
Non-trading financial assets mandatorily at fair value through profit or loss	59	7
Financial assets at fair value through other comprehensive income	66	68
Total	125	74
34.Share of profit or loss of entities accounted for using the equity method
Results from “Share of profit or loss of entities accounted for using the equity method” resulted in a loss of €5 million for the six months ended June 30, 2021, compared with the loss of €17 million recorded for the six months ended June 30, 2020.

35.Fee and commission income and expense
The breakdown of the balance under these headings in the accompanying condensed consolidated income statements is as follows:

Fee and commission income. Breakdown by origin (Millions of Euros)
	June 2021	June 2020
Bills receivables	11	17
Demand accounts	199	168
Credit and debit cards and ATMs	1,181	1,020
Checks	64	69
Transfers and other payment orders	305	271
Insurance product commissions	109	71
Loan commitments given	111	87
Other commitments and financial guarantees given	178	178
Asset management	607	566
Securities fees	169	186
Custody securities	78	73
Other fees and commissions	299	283
Total	3,311	2,987
The breakdown of the balance under these headings in the accompanying condensed consolidated income statements is as follows:

Fee and commission expense. Breakdown by origin (Millions of Euros)
	June 2021	June 2020
Demand accounts	2	3
Credit and debit cards	612	576
Transfers and other payment orders	56	46
Commissions for selling insurance	25	25
Custody securities	25	25
Other fees and commissions	275	254
Total	996	929

36.Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net
The breakdown of the balance under these headings, by source of the related items, in the accompanying condensed consolidated income statements is as follows:

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net. Breakdown by heading (Millions of Euros)
	June 2021	June 2020
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	121	202
Financial assets at amortized cost	5	102
Other financial assets and liabilities	115	100
Gains (losses) on financial assets and liabilities held for trading, net	463	270
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	280	129
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	96	203
Gains (losses) from hedge accounting, net	(81)	35
Subtotal gains (losses) on financial assets and liabilities	878	838
Exchange differences, net	206	176
Total	1,084	1,013
The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

Gains (losses) on financial assets and liabilities. Breakdown by nature of the financial instrument (Millions of Euros)
	June 2021	June 2020
Debt instruments	47	625
Equity instruments	1,207	(1,374)
Trading derivatives and hedge accounting	(810)	1,309
Loans and advances to customers	85	117
Customer deposits	42	(8)
Other	307	169
Total	878	838
37.Other operating income and expense
The breakdown of the balance under the heading “Other operating income” in the accompanying condensed consolidated income statements is as follows:

Other operating income (Millions of Euros)
	June 2021	June 2020
Gains from sales of non-financial services	168	115
Hyperinflation adjustment	82	39
Other operating income	90	67
Total	340	221
The breakdown of the balance under the heading “Other operating expense” in the accompanying condensed consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	June 2021	June 2020
Change in inventories	83	55
Contributions to guaranteed banks deposits funds	401	381
Hyperinflation adjustment	280	161
Other operating expense	232	218
Total	997	814

38.Income and expense from insurance and reinsurance contracts
The detail of the headings “Income and expense from insurance and reinsurance contracts” in the accompanying condensed consolidated income statements is as follows:

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	June 2021	June 2020
Income from insurance and reinsurance contracts	1,350	1,307
Expense from insurance and reinsurance contracts	(909)	(765)
Total	441	542
39.Administration costs
39.1Personnel expense
The breakdown of the balance under this heading in the accompanying condensed consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	June 2021	June 2020
Wages and salaries		1,823	1,825
Social security costs		333	348
Defined contribution plan expense	24	37	40
Defined benefit plan expense	24	27	26
Other personnel expense		152	147
Total		2,371	2,385
39.2.Other administrative expense
The breakdown of the balance under this heading in the accompanying condensed consolidated income statements is as follows:

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	June 2021	June 2020
Technology and systems	565	558
Communications	87	88
Advertising	101	99
Property, fixtures and materials	190	211
Taxes other than income tax	201	188
Surveillance and cash courier services	85	80
Other expense	383	392
Total	1,612	1,614
40.Depreciation and amortization
The breakdown of the balance under this heading in the accompanying condensed consolidated income statements is as follows:

Depreciation and amortization (Millions of Euros)
	June 2021	June 2020
Tangible assets	370	404
For own use	216	236
Right-of-use assets	152	166
Investment properties and other	2	2
Intangible assets	245	257
Total	615	661

41.Provisions or reversal of provisions
In the six months ended June 30, 2021 and 2020 the net provisions recognized in this condensed income statement line item were as follows:

Provisions or reversal of provisions (Millions of Euros)
	Notes	June 2021	June 2020
Pensions and other post employment defined benefit obligations	24	90	145
Commitments and guarantees given		(17)	85
Pending legal issues and tax litigation		38	198
Other provisions (*)		817	90
Total		928	518
(*) In 2021, it includes the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Note 23).
42.Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
The breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification by the nature of those assets in the accompanying condensed consolidated income statements is as follows:

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	Notes	June 2021	June 2020
Financial assets at fair value through other comprehensive income - Debt securities	12.4	(8)	70
Financial assets at amortized cost (*)		1,587	3,502
Of which: recovery of written-off assets		(225)	(145)
Total		1,580	3,572
(*) As of June 30, 2020 the amount includes mainly the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic (See Note 6.2).
43.Impairment or reversal of impairment of investments in joint ventures and associates
No impairment or reversal of impairment was recorded in the first six months ended June 30, 2021. In the first six months ended June 30, 2020 there was a loss of €60 million.
44.Impairment or reversal of impairment on non-financial assets
The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying condensed consolidated income statements are as follows:

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	June 2021	June 2020
Tangible assets (*)	158	62
Intangible assets	5	3
Others	33	—
Total	196	65
(*) In 2021, it includes the impairment due to the closure of rented offices after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 16 and 23).

45.    Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
The breakdown of the balance under this heading in the accompanying condensed consolidated income statements is as follows:

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	June 2021	June 2020
Gains on sale of real estate	(9)	43
Impairment of non-current assets held for sale (*)	(75)	(53)
Gains (losses) on sale of investments classified as non-current assets held for sale	10	—
Total	(73)	(10)
(*) In 2021, it includes the impairment due to the closure of owned offices and the decommissioning of facilities after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 20 and 23).
46.    Related-party transactions
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of June 30, 2021 and December 31, 2020, the transactions with related parties are the following:
46.1    Transactions with significant shareholders
As of June 30, 2021 and December 31, 2020 there were no shareholders considered significant (see Note 25).
46.2    Transactions with BBVA Group entities
The balances of the main captions in the accompanying condensed consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with entities of the Group (Millions of Euros)
	June 2021	December 2020
Assets
Loans and advances to credit institutions	6	148
Loans and advances to customers	1,715	1,743
Debt securities	6	—
Liabilities
Customer deposits	481	791
Memorandum accounts
Financial guarantees given	140	132
Other contingent commitments given	1,153	1,400
Loan commitments given	12	11
The balances of the main aggregates in the accompanying condensed consolidated income statements resulting from transactions with associates and joint venture entities are as follows:

Balances of consolidated income statement arising from transactions with entities of the Group (Millions of Euros)
	June 2021	June 2020
Income statement
Interest and other income	9	9
Fee and commission income	4	3
Fee and commission expense	12	19
There were no other material effects in the Consolidated Financial Statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1 to the consolidated financial statements of 2020) and from the insurance policies to cover pension or similar commitments (see Note 25 to the consolidated financial statements of 2020) and the derivatives transactions arranged by BBVA Group with these entities, associates and joint ventures.
In addition, as part of its regular activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying Consolidated Financial Statements.

46.3    Transactions with members of the Board of Directors and Senior Management
The amount and nature of the transactions carried out with members of the Board of Directors and Senior Management of BBVA, as well as their respective related parties is given below. These transactions belong to the Bank’s ordinary business or traffic, are of little relevance and have being carried out under normal market conditions.
As of June 30, 2021, the amount availed against the loans and credits granted by the Group’s entities to the members of the Board of Directors amounted to €826 thousand. As of December 31, 2020, there were no loans or credits granted by the Group’s entities to the members of the Board of Directors.
As of June 30, 2021, the amount availed against the loans and credits granted by the Group’s entities to parties related to the members of the Board of Directors amounted to €205 thousand. As of December 31, 2020, there were no loans or credits granted by the Group’s entities to parties related to the members of the Board of Directors.
As of June 30, 2021 and December 31, 2020 the amount availed against the loans and credits granted by the Group’s entities to the members of Senior Management (excluding the executive directors) amounted to €5,296 and €5,349 thousand, respectively. On those same dates, the amount availed against the loans and credits granted by the Group’s entities to parties related to the members of the Senior Management (excluding the executive directors) amounted to €565 and 580 thousand, respectively.
As of June 30, 2021, and December 31, 2020, no guarantees had been granted to any member of the Board of Directors. On those same dates, no guarantees had been granted to parties related to the members of the Board of Directors.
As of June 30, 2021 and December 31, 2020, the amount availed against guarantees arranged with members of the Senior Management amounted to €10 thousand, on both dates.
As of June 30, 20201, no guarantees had been granted to parties related to the members of the Senior Management. As of December 31, 2020, the amount availed against guarantees arranged with parties related to the Senior Management amounted €25 thousand.
The information on the remuneration and other benefits for the members of the BBVA Board of Directors and Senior Management is included in Note 47.
46.4    Transactions with other related parties
During the six months ended June 30, 2021 and the financial year ending December 31, 2020, the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were not carried out at arm's-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, net earnings and financial situation.
47.    Remuneration and other benefits for the Board of Directors and members of the Bank's Senior Management
Note 54 of the BBVA Group's Consolidated Annual Financial Statements Report, corresponding to the financial year ending December 31, 2020, details the remuneration and other benefits corresponding to the members of the Board of Directors and of the Bank's Senior Management, including the description of the policy and remuneration system applicable to them, and information regarding the conditions to receive such financial year's remuneration and other benefits.
Furthermore, the Bank's General Shareholders' Meeting held on 20 April 2021 approved the BBVA Directors' Remuneration Policy applicable to the remunerations for 2021, 2022 and 2023 financial years.
Information regarding the remuneration and other benefits for the members of the Board of Directors and of the Senior Management corresponding to the period between the start of the financial year and June 30, 2021 in application of such policies and remuneration systems is set forth below.

•Remuneration of non-executive directors
The remuneration paid to non-executive directors during the first half of the 2021 financial year is indicated below, individualized and itemized:

Remuneration for non-executive directors (thousands of euro)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remunerations Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (1)	Total
José Miguel Andrés Torrecillas	64	83	33	-	-	58	-	25	263
Jaime Caruana Lacorte	64	83	83	54	-	-	-	-	284
Raúl Galamba de Oliveira	64	-	-	54	-	-	21	-	139
Belén Garijo López	64	-	33	-	54	23	-	-	174
Sunir Kumar Kapoor	64	-	-	-	-	-	21	-	86
Lourdes Máiz Carro	64	-	33	-	21	-	-	-	119
José Maldonado Ramos	64	83	-	-	-	23	-	-	171
Ana Peralta Moreno	64	-	33	-	21	-	-	-	119
Juan Pi Llorens	64	-	-	107	-	23	21	40	256
Ana Revenga Shanklin	64	-	-	54	-	-	-	-	118
Susana Rodríguez Vidarte	64	83	-	54	-	23	-	-	224
Carlos Salazar Lomelín	64	-	-	-	21	-	-	-	86
Jan Verplancke	64	-	-	-	21	-	21	-	107
Total (2)	837	333	215	321	139	150	86	65	2,146
(1) Amounts received during the first half of 2021 by José Miguel Andrés Torrecillas, in his capacity as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, in his capacity as Lead Director.
(2) Including the amounts corresponding to the positions of the member of the Board and of the various committees during the first half of the 2021 financial year.
Likewise, during the first half of the 2021 financial year, €97 thousand was paid in healthcare and casualty insurance premiums to non-executive directors.
•Remuneration of executive directors
The remuneration paid to non-executive directors during the first half of the 2021 financial year is indicated below, individualized and itemized:

Fixed Remuneration (thousands of euro)

Chairman	1,462
Chief Executive Officer (1)	1,090
Total	2,551
(1)In addition, in accordance with the conditions established contractually and set forth in the BBVA Directors' Remuneration Policy, during the first half of the 2021 financial year, the Chief Executive Officer received €327 thousand as cash in lieu of pension and €300 thousand as a mobility allowance.

Variable remuneration 2020
	In cash (Thousands of euro)	In shares
Chairman	0	0
Chief Executive Officer	0	0
Total	0	0
In view of the exceptional circumstances arising from the COVID-19 crisis, the two executive directors voluntarily waived the award of the entire Annual Variable Remuneration of 2020 financial year and, therefore, they have not accrued any remuneration for this concept.

Variable remuneration corresponding to previous financial years (1)
	In cash (Thousands of euro)	In shares
Chairman	411	83,692
Chief Executive Officer	307	39,796
Total	717	123,488
(1)Remuneration corresponding to the deferred Annual Variable Remuneration (AVR) for the 2017 financial year to be paid in 2021, along with its update in cash. The deferred AVR for the 2017 financial year of the Chairman and the Chief Executive Officer is associated with their previous roles as Chief Executive Officer and President & CEO of BBVA USA, respectively.

Moreover, in the first half of the 2021 financial year, remuneration in kind was paid to executive directors, including insurance premiums and other items, for a total amount of €458 thousand, of which €304 thousand correspond to the Chairman and €154 thousand to the Chief Executive Officer.
•Remuneration of members of Senior Management
The remuneration paid to the Senior Management as a whole, excluding executive directors, during the first half of the 2021 financial year (15 members with such status as at 30 June 2021, excluding executive directors), is itemized below:

Fixed remuneration (Thousands of Euros)

Senior Management Total	7,319

Variable remuneration 2020
	In cash (Thousands of euro)	In shares
Senior Management Total	0	0
As the executive directors, the members of Senior Management have not received any amount corresponding to the 2020 financial year Annual Variable Remuneration, as in view of the exceptional circumstances arising from the COVID-19 crisis, all of them voluntarily waived its accrual

Variable remuneration corresponding to previous financial years (1)
	In cash (1) (Thousands of euro)	In shares (1)
Senior Management Total	610	107,740
(1)Remuneration corresponding to the deferred AVR for the 2017 financial year to be paid in 2021, in the case of members who were beneficiaries, along with its update in cash.
Furthermore, during the first half of the 2021 financial year, remuneration in kind was paid in favor of Senior Management as a whole, which included insurance premiums and other items, for a total amount of €780 thousand.
•Fixed remuneration system with deferred delivery of shares of non-executive directors
During the first half of the 2021 financial year, the following" theoretical shares" were allocated, derived from the fixed remuneration system with deferred delivery of shares of non-executive directors, equivalent to 20% of the total annual fixed allowance in cash received by each of them in 2020 financial year:

	Theoretical shares allocated in 2021	Theoretical shares accumulated as of June 30, 2021
José Miguel Andrés Torrecillas	22,860	98,772
Jaime Caruana Lacorte	25,585	56,972
Raúl Galamba de Oliveira	9,500	9,500
Belén Garijo López	15,722	77,848
Sunir Kumar Kapoor	7,737	30,652
Lourdes Máiz Carro	10,731	55,660
José Maldonado Ramos	15,416	123,984
Ana Peralta Moreno	10,731	26,396
Juan Pi Llorens	23,079	115,896
Ana Revenga Shanklin	7,568	7,568
Susana Rodríguez Vidarte	20,237	161,375
Carlos Salazar Lomelín	5,642	5,642
Jan Verplancke	9,024	21,416
Total	183,832	791,681
•Pension commitments with executive directors and members of Senior Management

Executive directors (thousands of euros)
	Contributions (1)		Accumulated funds
	Retirement	Death and disability
Chairman	121	287	24,053
Chief Executive Officer	—	147	—
Total	121	435	24,053
(1)Contributions registered to fulfil the pension commitments undertaken with the executive directors in the proportional part corresponding to the first half of the 2021 financial year. In the case of the Chairman, these correspond to the sum of the annual contribution to cover retirement benefits (which has been reduced in the new BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting in 2021, as a result of the transformation of the Chairman’s pension system) and the adjustment made to the "discretionary pension benefits" for the 2020 financial year, the contribution of which had to be made in the 2021 financial year and to the death and disability premiums. For the Chief Executive Officer, the contributions registered correspond exclusively to the premiums paid by the Bank to cover death and disability contingencies given that, in his case, there are no commitments to cover the retirement contingency.

Senior Management (thousands of euro)
	Contributions (1)		Accumulated funds
	Retirement	Death and disability
Senior Management Total	1,332	612	24,296
(1)Contributions registered to fulfil the pension commitments undertaken with the Senior Management as a whole in the proportional part corresponding to the first half of the 2021 financial year which correspond to the sum of the annual contributions to cover retirement benefits and the adjustments to the "discretionary pension benefits" for the 2020 financial year, the contribution of which had to be made in the 2021 financial year, and to the premiums paid by the Bank to cover death and disability contingencies.
•Payments for the termination of the contractual relationship
In accordance with the BBVA Directors' Remuneration Policy, the Bank has no commitments to pay severance payments to executive directors.
With regard to Senior Management, excluding executive directors, the Bank has not paid any amount corresponding to payments derived from the termination of a contractual relationship during the first half of 2021.

48.     Subsequent events
From July 1, 2021 to the date of preparation of these Consolidated Financial Statements, no subsequent events requiring disclosure in these interim Consolidated Financial Statements have taken place that significantly affect the Group’s earnings or its consolidated equity position.

Appendices

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012
a)Quantitative information on refinancing and restructuring operations
The breakdown of refinancing and restructuring operations as of June 30, 2021 and December 31, 2020, is as follows:

	JUNE 2021 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	58	73	59	54	46	—	(13)
Other financial corporations and individual entrepreneurs (financial business)	398	6	25	2	2	—	(4)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	90,863	6,503	11,098	3,583	2,206	25	(3,219)
Of which: financing the construction and property (including land)	451	428	963	568	334	—	(364)
Other households (*)	275,917	1,926	95,257	6,015	4,471	28	(1,703)
Total	367,236	8,509	106,439	9,654	6,725	53	(4,938)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	30	33	26	16	13	—	(10)
Other financial corporations and individual entrepreneurs (financial business)	224	4	14	1	1	—	(3)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	59,652	3,784	6,681	2,017	913	9	(2,721)
Of which: financing the construction and property (including land)	321	412	583	329	158	—	(330)
Other households (*)	138,427	884	39,100	2,763	1,829	6	(1,352)
Total	198,333	4,705	45,821	4,798	2,755	15	(4,086)
(*) Number of operations does not include Garanti BBVA.
Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	DECEMBER 2020 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	67	77	69	62	45	—	(15)
Other financial corporations and individual entrepreneurs (financial business)	519	10	22	2	2	—	(4)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	111,648	5,592	11,343	3,182	1,911	33	(3,128)
Of which: financing the construction and property (including land)	624	500	1,081	622	370	8	(420)
Other households (*)	261,097	1,782	86,643	5,992	4,379	27	(1,712)
Total	373,331	7,460	98,077	9,239	6,337	60	(4,859)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	39	36	29	20	14	—	(12)
Other financial corporations and individual entrepreneurs (financial business)	283	5	11	1	1	—	(3)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	67,588	3,470	6,880	1,939	916	21	(2,727)
Of which: financing the construction and property (including land)	469	216	674	408	197	8	(311)
Other households (*)	113,013	765	37,063	2,805	1,820	8	(1,358)
Total	180,923	4,274	43,983	4,765	2,750	30	(4,100)
(*) Number of operations does not include Garanti BBVA.
Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.
In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in the accounting regulation that applies. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.
The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of June 30, 2021 and December 31, 2020:

Forbearance operations. Breakdown by segments (Millions of Euros)
	June 2021	December 2020
Credit institutions	—	—
Central governments	114	124
Other financial corporations and individual entrepreneurs (financial activity)	5	8
Non-financial corporations and individual entrepreneurs (non-financial activity)	6,868	5,645
Of which: Financing the construction and property development (including land)	633	701
Households	6,237	6,062
Total carrying amount	13,224	11,840
NPL ratio by type of renegotiated loan
The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of June 30, 2021 and December 31, 2020, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

December 2021. NPL ratio renegotiated loan portfolio
	June 2021	December 2020
General governments	39%	40%
Commercial	58%	62%
Of which: Construction and developer	74%	56%
Other consumer	46%	46%
b)Qualitative information on the concentration of risk by activity and guarantees

June 2021 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	19,993	354	1,523	437	532	139	753	15
Other financial institutions and individual entrepreneurs	14,478	234	7,417	169	310	2,527	4,359	286
Non-financial institutions and individual entrepreneurs	144,283	23,711	3,801	8,321	7,121	4,606	2,503	4,961
Construction and property development	4,225	3,193	49	1,071	1,058	605	237	270
Construction of civil works	6,695	622	262	264	191	91	44	295
Other purposes	133,363	19,897	3,490	6,986	5,872	3,910	2,222	4,396
Large companies	81,470	6,952	2,075	2,674	1,735	1,567	725	2,325
SMEs (**) and individual entrepreneurs	51,893	12,945	1,414	4,312	4,137	2,343	1,497	2,070
Rest of households and NPISHs (***)	140,807	93,186	1,808	19,951	24,222	28,219	15,367	7,235
Housing	94,953	91,776	128	19,342	23,828	27,940	13,922	6,872
Consumption	40,447	426	1,479	260	176	128	1,230	111
Other purposes	5,408	984	200	348	219	151	215	252
TOTAL	319,561	117,486	14,549	28,878	32,186	35,491	22,982	12,498
MEMORANDUM ITEM:
Forbearance operations (****)	13,224	7,612	156	1,478	1,755	1,663	1,139	1,732
(*) The amounts included in this table are net of loss allowances.
(**) Small and medium enterprises
(***) Non-profit institutions serving households.
(****) Net of provisions
.

December 2020 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	19,718	372	1,451	390	546	135	714	39
Other financial institutions and individual entrepreneurs	17,662	200	9,596	166	1,585	2,610	5,146	289
Non-financial institutions and individual entrepreneurs	143,693	23,686	4,082	8,294	7,162	4,467	3,200	4,646
Construction and property development	4,379	3,244	82	1,048	1,015	678	263	321
Construction of civil works	6,810	641	279	274	194	97	48	306
Other purposes	132,504	19,801	3,721	6,972	5,953	3,691	2,888	4,019
Large companies	79,595	6,648	1,920	2,561	1,811	1,242	1,012	1,943
SMEs (**) and individual entrepreneurs	52,909	13,154	1,801	4,411	4,142	2,449	1,877	2,076
Rest of households and NPISHs (***)	137,870	92,555	1,836	19,606	24,126	27,130	15,463	8,066
Housing	94,098	90,756	131	18,743	23,719	26,817	13,960	7,648
Consumption	39,442	418	1,521	246	190	139	1,245	118
Other purposes	4,331	1,381	184	617	216	174	257	301
TOTAL	318,943	116,813	16,966	28,456	33,419	34,343	24,522	13,039
MEMORANDUM ITEM:
Forbearance operations (****)	11,840	7,271	74	1,350	1,408	1,587	1,165	1,834
(*) The amounts included in this table are net of loss allowances.
(**) Small and medium enterprises
(***) Non-profit institutions serving households.
(****) Net of provisions.
c)Information on the concentration of risk by activity and geographical area

June 2021 (Millions of Euros)
	TOTAL (*)	Spain	European Union Other	America	Other
Credit institutions	137,841	38,347	35,292	36,987	27,215
General governments	134,630	62,931	16,450	41,094	14,156
Central Administration	111,561	47,175	16,129	34,333	13,924
Other	23,069	15,756	320	6,761	232
Other financial institutions	37,297	9,676	10,306	10,664	6,651
Non-financial institutions and individual entrepreneurs	203,997	74,426	24,123	58,858	46,590
Construction and property development	7,988	3,232	295	1,747	2,715
Construction of civil works	10,252	5,415	1,219	1,037	2,580
Other purposes	185,758	65,780	22,609	56,074	41,294
Large companies	128,539	40,696	21,918	36,575	29,350
SMEs and individual entrepreneurs	57,218	25,083	691	19,499	11,944
Other households and NPISHs	141,539	90,407	2,760	37,899	10,473
Housing	94,954	73,225	1,691	17,476	2,562
Consumer	40,448	12,703	740	19,476	7,528
Other purposes	6,137	4,479	328	947	383
TOTAL	655,304	275,788	88,931	185,501	105,085
(*) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given and contingent risks”. The amounts included in this table are net of loss allowances.

December 2020 (Millions of Euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	142,475	44,287	31,005	39,897	27,286
General governments	125,311	61,944	12,660	37,756	12,951
Central Administration	103,104	46,614	12,324	31,477	12,689
Other	22,207	15,330	336	6,279	262
Other financial institutions	48,434	14,727	11,773	15,640	6,294
Non-financial institutions and individual entrepreneurs	202,708	74,560	23,783	60,245	44,120
Construction and property development	8,182	3,384	202	1,899	2,697
Construction of civil works	10,385	5,275	1,349	1,183	2,578
Other purposes	184,141	65,901	22,232	57,163	38,845
Large companies	125,847	39,272	21,610	37,904	27,061
SMEs and individual entrepreneurs	58,294	26,629	622	19,259	11,784
Other households and NPISHs	138,544	88,633	2,882	36,690	10,339
Housing	94,098	73,383	1,747	16,262	2,706
Consumer	39,442	12,117	719	19,264	7,342
Other purposes	5,004	3,133	416	1,164	291
TOTAL	657,472	284,151	82,103	190,228	100,990
(*) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given and contingent risks”. The amounts included in this table are net of loss allowances.
This appendix is an integral part of the Note 6.2 of the consolidated Financial Statement for the six months ended June 30, 2021.

APPENDIX II. Additional information on risk concentration
Quantitative information on activities in the real-estate market in Spain
The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.
Lending for real estate development of the loans as of June 30, 2021, and December 31, 2020 is shown below:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross amount		Drawn over the guarantee value		Accumulated impairment
	June 2021	December 2020	June 2021	December 2020	June 2021	December 2020
Financing to construction and real estate development (including land) (Business in Spain)	2,448	2,565	522	650	(216)	(281)
Of which: Impaired assets	368	473	155	213	(152)	(230)
Memorandum item:
Write-offs	2,168	2,288
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book Value)	140,689	162,600
Total consolidated assets (total business) (book value)	648,169	736,176
Impairment and provisions for normal exposures	(4,800)	(4,909)
The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	June 2021	December 2020
Without secured loan	291	372
With secured loan	2,157	2,193
Terminated buildings	1,263	1,307
Homes	988	991
Other	275	316
Buildings under construction	687	614
Homes	669	430
Other	18	184
Land	207	272
Urbanized land	104	143
Rest of land	103	129
Total	2,448	2,565
The table below provides the breakdown of the financial guarantees given as of June 30, 2021 and December 31, 2020:

Financial guarantees given (Millions of Euros)
	June 2021	December 2020
Houses purchase loans	58	58
Without mortgage	5	5
The information on the retail mortgage portfolio risk (housing mortgage) as of June 30, 2021 and December 31, 2020 is as follows:

Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase. (Millions of Euros)
	Gross amount		Of which: impaired loans
	June 2021	December 2020	June 2021	December 2020
Houses purchase loans	74,402	74,689	2,811	2,841
Without mortgage	1,698	1,693	14	20
With mortgage	72,704	72,996	2,797	2,821

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV breakdown of mortgage to households for the purchase of a home (business in Spain) (Millions of Euros)
	Total risk over the amount of the last valuation available (Loan to value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount June 30,2021	15,310	18,701	21,560	10,220	6,913	72,704
Of which: Impaired loans	180	309	454	491	1,363	2,797
Gross amount December 31, 2020	15,197	18,891	20,716	10,624	7,568	72,996
Of which: Impaired loans	170	294	426	470	1,461	2,821
Outstanding home mortgage loans as of June 30, 2021 and December 31, 2020 had an average LTV of 46% in both periods.
The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	Gross Value		Provisions		Of which: Valuation adjustments on impaired assets, from the time of foreclosure		Carrying amount
	June 2021	December 2020	June 2021	December 2020	June 2021	December 2020	June 2021	December 2020
Real estate assets from loans to the construction and real estate development sectors in Spain	787	913	(490)	(486)	(263)	(234)	297	427
Terminated buildings	272	363	(136)	(144)	(65)	(60)	136	219
Homes	133	212	(62)	(75)	(29)	(33)	71	137
Other	139	151	(74)	(69)	(36)	(27)	65	82
Buildings under construction	37	30	(29)	(21)	(16)	(10)	8	9
Homes	36	29	(28)	(20)	(16)	(10)	8	9
Other	1	1	(1)	(1)	—	—	—	—
Land	478	520	(325)	(321)	(182)	(164)	153	199
Urbanized land	443	485	(307)	(303)	(167)	(150)	136	182
Rest of land	35	35	(18)	(18)	(15)	(14)	17	17
Real estate assets from mortgage financing for households for the purchase of a home	1,057	1,128	(565)	(593)	(160)	(163)	492	535
Rest of foreclosed real estate assets	488	481	(257)	(259)	(49)	(48)	231	222
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,272	1,310	(474)	(450)	(435)	(412)	798	860
Total	3,604	3,832	(1,786)	(1,788)	(907)	(857)	1,818	2,044

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Jaime Sáenz de Tejada Pulido
Name:	Jaime Sáenz de Tejada Pulido
Title:	Chief Financial Officer
Date:	July 30, 2021